UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.    )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-l(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Internet Research Institute, Inc.

(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

ORIX Corporation

(Name of Person(s) Furnishing Form)

Common shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

AtsuoYoshida / Shinjuku-Nomura Building 11F, 1-26-2 Nishi Shinjuku,

Shinjuku-ku, Tokyo, 163-0511, Japan / +81-3-5908-0711

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 11, 2007

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1 Home Jurisdiction Documents

(a)	See the Convocation Notice of the General Meeting of Shareholders dated September 11, 2007 attached as Exhibit A.

(b)	Not applicable.

Item 2 Informational Legends

See cover page of the Convocation Notice of the General Meeting of Shareholders dated September 11, 2007.

2

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the press release dated June 21, 2007 attached as Exhibit B.

3

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by ORIX Corporation concurrently with this Form CB.

4

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORIX CORPORATION

Dated: September 11, 2007	/s/ Haruyuki Urata
	Name:	Haruyuki Urata
	Title:	Director
Corporate Senior Vice President

5

EXHIBIT A

NOTICE TO U.S. SHAREHOLDERS: This business combination is made for the securities of a non-U.S. company. The offer is subject to disclosure requirements of Japan that are different from those of the United States. Some of the financial statements included in the document have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located outside the United States, and some or all of its officers and directors may be residents of a non-U.S. jurisdiction. You may not be able to sue a non-U.S. company or its officers or directors in a court outside the United States for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

As used in this translation document, “Company Law” and “Corporate Law” both refer to “Kaisha-hou” (Act No. 86 of 2005).

September 11, 2007

To Shareholders with Voting Rights

Hiroshi Fujiwara President and CEO Internet Research Institute, Inc. 1-26-2 Nishi Shinjuku, Shinjuku-ku, Tokyo, Japan

NOTICE OF CONVOCATION OF THE 11th ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the 11th Ordinary General Meeting of Shareholders of Internet Research Institute, Inc (IRI). The meeting will be held as described below.

If you are unable to attend the meeting, you can exercise your voting rights in writing or via the Internet. Please review the Reference Documents for the General Meeting of Shareholders and exercise your voting rights.

[Voting by mail]

Please indicate your vote for or against each of the proposals on the enclosed Voting Rights Exercise Form and return the form to ensure its arrival by no later than 6:00 p.m. on Tuesday, September 25, 2007.

[Voting via the Internet]

Please access the shareholder voting site (http://www.evote.jp/) with your browser or mobile phone and exercise your voting rights by no later than 6:00 p.m. on Tuesday, September 25, 2007.

1.	Date and Time:	10:00 a.m., Wednesday, September 26, 2007

2.	Place:	Meiji Kinenkan “Horai-no-ma” 2-2-23 Motoakasaka, Minato-ku, Tokyo

3.	Agenda of the Meeting: Matters to be reported:

The Business Report, the Consolidated Financial Statements, and Results of the Audits of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors for the 11th Fiscal Term (from July 1, 2006 to June 30, 2007)

Proposals to be resolved:

	Proposal No. 1:	Approval of the Financial Statements for the 11th Fiscal Term (from July 1, 2006 to June 30, 2007)

	Proposal No. 2:	Approval of Share-for-Share Exchange (Kabushiki-Kokan) Agreement between IRI and ORIX Corporation

	Proposal No. 3:	Election of Eight Directors

For those attending, please present the enclosed Voting Rights Exercise Form at the reception desk on arrival at the meeting.

(Attached Document)

Business Report

(From July 1, 2006 to June 30, 2007)

1. Matters Concerning the Current State of the Corporate Group

(1) Progress and Result of Operations

The Japanese economy for the consolidated accounting year under review was on the slow but brisk recovery due to increases in capital expenditure, supported by increase in corporate earnings, and continued favorable employment circumstances, although adverse impacts were anticipated from price hikes of crude oil and slowdown in the U.S. economy.

In the IT service market where the IRI Group companies operate, the FTTH (Fiber to the Home) service has made a remarkable expansion of share amid the spread of broadband, while the growth of the existing ADSL (Asymmetric Digital Subscriber Line) service has become slow. Under the changing IT service market, business around the Internet has been changing drastically, due to growing demand for video contents and spreads of SNS (Social Networking Service) and Web2.0 businesses represented by Google.

In the mobile and cell phone market, NTT DoCoMo, KDDI, and SoftBank have been diversifying and differentiating their cell phone services and charging systems since mobile number portability was introduced. Meanwhile, demand for replacing with cell phones that support the “Osaifu-Keitai” (mobile wallet) and One-Segment broadcasting functions is growing.

Under such circumstances, IRI Group companies have been achieving greater performances owing to increases in the number of broadband users and spread of Web 2.0 businesses. For example, in the area of our IP Network Business, IRI Commerce and Technology, Inc., which specializes in media service and EC site operation increased sales; Produce on Demand, Inc., which specializes in the distribution of video contents also boosted sales; and BroadBand Tower, Inc., which specializes in data center operation, increased sales although the company is an equity method affiliate but we regard as one of the IRI Group companies. In the area of our IP Platform Business, IRI Ubiteq, Inc. continued to boost sales in sensing modules operation, etc. Meanwhile, at the beginning of the fiscal year, the Company set up the Network Social Infrastructure Department and the Dependable Network Laboratories within the Company to consolidate the Group companies and transfer the Company to a business-oriented company, leaving the mere function of holding company behind.

However, the Company called off the parent-subsidiary relation with IXI Co., Ltd. (hereafter IXI: delisted from the second section of the Tokyo Stock Exchange on February 22, 2007) and its subsidiaries, as mentioned in the latter part of this report.

As results, the IRI Group’s consolidated performances fell considerably. Consolidated sales for the fiscal year under review declined to 15,354 million yen (a 77.5% decrease compared with consolidated sales of 68,366 million yen for the preceding term). Operating loss was 1,376 million yen (3,487 million yen of operating income for the preceding term). Ordinary loss was at 824 million yen (3,354 million yen of ordinary income for the preceding term). Net loss stood at 16,264 million yen (3,092 million yen of net income for the preceding term).

The Company’s performances by business segment are as follows:

i)	IP Network Business

Our IP Network Business boosted business opportunities owing to growing shift to IP-based user networks and to our distinguished strengths in technical capabilities and experiences of IP formation and operation as an IP technology provider. For example, IRI Commerce and Technology, Inc., which operates nine medias (such as RBB TODAY, Response, MEDWEB, and MONO-ONLINE), services, and EC operation under the keyword of “next generation publishing company,” deployed Web 2.0 business models centering on contents, survey, advertisement, video game production, and book publishing, and expanded marketing antennas. Produce on Demand, Inc. continued expanding the advertisement-containing non-charged streaming video distribution platform and its support service for “GyaO” started by USEN Corporation. Furthermore, Saver Corporation, which has become a consolidated subsidiary since this fiscal year after the share-for-share exchange effective on July 1, 2006, engaged in the development of streaming video distribution solutions for streaming video contribution sites for cell phones, and the development of bundled software programs for major cell phone makers.

BroadBand Tower, Inc., an equity method affiliate, provided robust and comfortable data center service centering on high-quality and fast access to Internet for different service providers that use broadband.

As results of efforts mentioned above, however, our IP Network Business’s consolidated sales fell to 5,225 million yen (a 49.7% decrease against consolidated sales of 10,389 million yen for the preceding term). Operating loss was 479 million yen (operating income for the preceding term was 152 million yen).

ii)	IP Platform Business

In our IP Platform Business, IRI Ubiteq, Inc. won increasing orders of sensing modules that use biometrics. During the year, the subsidiary reinforced marketing of the video engine modules of full-spec high-vision, called UBIRIS and NET UBIRIS, which the subsidiary successfully developed. In the mobile and ubiquitous related areas, sales of our cell phone assessment service continued to increase. However, re-planning of the WiMAX support service was behind the schedule. As results, sales and operating income in IP Platform Business fell below those for the preceding term. Efforts to acquire new customers of the WiMAX support service began to bear fruit. For example, FCTV Co., Ltd. began to experiment in full high-vision picture transmission to which WiMAX is applied.

FiberTech Co., Ltd. continued marketing of super-thin-diameter endoscopes and began to engage in the joint developments of treatment instruments and a realtime confocal endoscope that adopt laser technology. During the year, the Company transferred all of its shares of FiberTech Co., Ltd. (40,683 shares) on July 10, 2007, and called off the parent-subsidiary relation.

As results mentioned above, our IP Platform Business’s consolidated sales fell to 7,017 million yen (a 1.8% decrease against consolidated sales of 7,147 million yen for the preceding term), while operating income fell to 178 million yen (a 46.9% decrease against 336 million yen of consolidated sales for the preceding term).

iii)	IP Enterprising Business

In the area of IP Enterprising Business, the Company exercised stock acquisition rights for Global Knowledge Network Japan, Ltd (GKN) to acquire it as a subsidiary during the consolidated accounting year under review. GKN, specializing in education business, increased sales in the project management training courses, Microsoft related training courses, and human skill training courses. Adjusting the management led to GKN's profitable operation on a monthly basis. In the autumn of 2006, GKN won Microsoft’s “CPLS Grand Prize" that endorses GNK as an excellent certified partner for learning solutions and the “Learning Partner of the Year” award from Cisco Systems in the spring of 2007 that endorses GKN as a high quality training institution .

As results of our efforts mentioned above, however, IP Enterprising Business’s consolidated sales fell to 2,869 million yen (a 94.3% decrease against 50,590 million yen for the preceding term). Operating income was 20 million yen (a 99.5% decrease against 3,921 million yen of operating income for the preceding term).

iv)	IP Synergy Finance Business

This business was categorized into “Other Businesses” until the preceding consolidated accounting year. From this consolidated accounting year on, however, the Company has created a new business segment, IP Synergy Finance Business. It conducted researches of companies, mainly investment activities by IT companies in Japan, which could bring about IP technology synergy with IRI Group companies.

As results of our efforts, however, our IP Synergy Finance Business’s consolidated sales was 200 million yen. Operating loss was 661 million yen.

During the consolidated accounting year under review, a major event occurred. Specifically, IXI of which the Company had acquired as a consolidated subsidiary through TOB in August 2005, failed to report its 19th semiannual report in time and filed for civil rehabilitation proceedings on January 21, 2007 to the Osaka District Court. The court accepted the application and issued a maintenance order (case number: Osaka District Court 2007 (Re) No. 3). As a result, IXI was finally delisted from the Second Section of the Tokyo Stock Exchange. The case revealed that IXI had presumably engaged in circular transactions considerably before becoming a subsidiary of the Company.

Some parties concerned testified that most of IXI’s business transactions had been fictitious circular transactions for years. Seeking cooperation from IXI’s trustee in bankruptcy, the Company inquired of IXI’s purchasers and suppliers about their balances with IXI. The Company also evaluated IXI’s software (CD-ROMs), posted as inventory assets and tangible fixed assets, by employing our technology (which revealed almost all of the CD-ROMs were inoperable and valueless,) and corrected IXI’s closing account prior to finalizing the consolidated semiannual accounts of the Company. However, the Company was unable to settle IXI’s closing account. This was because the Company regarded that to correct and settle IXI’s closing account based on certain hypothesis and assumption were not objective and that such consolidated closing account were to invite misunderstandings from shareholders and investors. For this reason, the Company processed the closing account of IXI and its subsidiaries (collectively referred to as the “IXI group”) that the IXI group produced no income and loss and that amounts in account items of the balance sheets were reversed, although the Company included the IXI group into consolidation.

The Company conducted the above-mentioned accounting processes in consultation with accounting auditor Deloitte Touche Tohmatsu (“Tohmatsu”). However, Tohmatsu finally decided to express no audit opinion on IRI’s consolidated financial statements for the six month period due to its inadequate auditing of IXI’s financial statements. Seeing the fact that the Company received the accounting auditor’s report with no audit opinion for the semiannual consolidated financial statements, Tokyo Stock Exchange, Ltd. (“TSE”) regarded that the Company’s stock was likely subject to the stock delisting standard and moved the stock to the supervisory post as of March 30, 2007 to appeal to shareholders and investors.

After the Company’s stock was moved to the supervisory post, the Company exerted itself to maintain the listing on TSE by responding to all the inquiries and references made by TSE in writing and verbal. However, TSE decided to delist IRI’s stock and informed the Company of its decision on May 23, 2007. The Company’s stock was finally delisted from TSE on June 24, 2007. The major reasons for the delisting were that the accounting auditor Tohmatsu had not expressed its audit opinion and that IXI had accounted for a large portion of IRI’s consolidated accounting, having considerable impacts on the Company, although the Company was unable to accept the decision. In connection with this, the Company transferred all the shares of IXI held by the Company (78,508 shares) on March 29, 2007, and IXI has been no longer a consolidated subsidiary of the Company since the closing of the third quarter of the Company (March 31, 2007).

The Company had concluded a share-for-share exchange agreement with SBI Holdings, Inc. in November 2006. However, since IXI’s failure to submit the semiannual report in time was subject to the provision of cancellation of the agreement, the Company and SBI Holdings agreed to cancel the share-for-share exchange agreement as of January 16, 2007.

After the Company received the delisting notice from TSE in May 2007, the credibility of the IRI Group was lost substantially. The Company sought and examined diverse options for survival, and eventually reached a basic business merger agreement with ORIX Corporation. Although IRI and ORIX Corporation have engage in the different fields of IT and finance, both companies have also similar histories and DNAs in business; both companies created new types of business in their fields and contributed to society. Therefore, the Company considers that the business merger agreement will supplement the other company with assets, resources, and know-how, which were unavailable in the past, and create new added-values and boost customer services for greater leap forward. Based on the agreement, the Company concluded a share-for-share exchange agreement with ORIX Corporation on June 21, 2007. When the 11th general ordinary meeting of shareholder of the Company approves an agenda for the business merger, the Company is scheduled to become a wholly-owned subsidiary of ORIX Corporation on November 1, 2007.

(2) Major fundraisings

Major fundraisings for the consolidated accounting period under review were as follows:

•

The Company borrowed 3,500,000 thousand yen from SBI Holdings, Inc. on March 5, 2007 to redeem its yen-denominated moving strike convertible bonds (moving strike convertible bonds with covenants of negative pledge and pari passu) and borrowed 3,525,890 thousand yen from ORIX Corporation on June 20, 2007 for refunding.

•	The Company issued 1,260 shares upon exercises of stock warrants and stock acquisition rights, and acquired 42,137 thousand yen.

Note:	Allocations of stock by major subsidiaries to the Company, issuance of shares upon exercise of stock acquisition rights, and borrowings from the Company are not covered since they do not have significant impacts on this report .

(3) Major capital expenditures

The total capital expenditures for this consolidated fiscal year are 324,131 thousand yen, which were chiefly appropriated to the following:

i)	Capital expenditure for IRI’s in-house network adjustment, etc.: 45,403 thousand yen

ii)	Capital expenditure for tools and equipment for Produce on Demand, Inc.:112,835 thousand yen

iii)	Capital expenditure for software, etc. of Saver Corporation: 82,956 thousand yen

iv)	Capital expenditure for software, etc. of Global Knowledge Network Japan, Ltd.: 51,070 thousand yen

Note:	Capital expenditure for BroadBand Tower, Inc., an equity method affiliate, is not included in the total of capital expenditures.

(4) Business Transfers, mergers, or demergers

None to be reported for this consolidated accounting year.

(5) Acquisition of businesses of other companies

None to be reported for this consolidated accounting year.

(6) Acquisition or disposition of stocks, equities, or stock acquisition rights of other companies

i)	The Company completed the stock transfer of all of its 78,508 shares of IXI held on March 29, 2007, and the Company no longer has equity of IXI. Details of the stock transfer are as follows:

Transferee	OSC Corporate Reconstruction Co., Ltd. (President: Takashi Ozawa)

Stock transferred	IXI’s common stock: 78,508 shares (51.98% held by the Company) (Note: 45,508 shares transferred on March 5, 2007; 33,000 shares transferred on March 29, 2007)

Transfer price	Without consideration

Other	The Company has no relation of capital, personnel, and trade with the transferee.

ii)	The Company acquired stock acquisition rights issued by Nano-Optonics Research Institute, Inc. as stated below. Representative Director of Nano-Optonics Research Institute is Hiroshi Fujiwara, who is also President of the Company. However, both companies have no relations of capital and trade.

Issue date of stock acquisition rights	December 11, 2006

Number of stock acquisition rights allocated	1,700 units

Class and number of shares to be issued or transferred upon exercise of stock acquisition rights	Common stock: one share per unit

Amount to be paid in upon exercise of each stock acquisition right	10,000 yen per share

Period for exercise of stock acquisition rights	From July 30, 2008 to July 30, 2016

(7) Succession to rights and obligations of business of other judicial persons by merger or demerger

None to be reported for this consolidated accounting year.

(8) Assets, income or loss

i)	Changes in assets, income or loss of the IRI Group

(Thousands of yen)

Account item	8th fiscal term (From July 1, 2003 to June 30, 2004)	9th fiscal term (From July 1, 2004 to June 30, 2005)	10th fiscal term (From July 1, 2005 to June 30, 2006)	11th fiscal term (current) (From July 1, 2006 to June 30, 2007)
Net sales	18,525,053	18,822,196	68,366,499	15,354,109
Ordinary income (loss)	(600,082)	523,815	3,354,998	(824,834)
Net income (loss)	1,812,201	581,071	3,092,302	(16,264,338)
Net income (loss) per share (yen)	20,548.76	2,967.09	6,893.95	(33,492.56)
Total assets	16,999,334	23,749,420	57,052,943	18,737,286
Net asset	9,847,238	11,408,496	32,978,952	11,210,147
Net asset per share (yen)	106,119.68	59,322.13	53,424.00	19,750.19

Notes:	1.	Net income per share for the 8th term was computed on the assumption that the Company conducted a stock split of allocating two new shares per share at the beginning of the term, although it was actually conducted on December 31, 2003.

	2.	Net income per share for the 9th term was computed on the assumption that the Company conducted a stock split of allocating two new shares per share at the beginning of the term, although it was actually conducted on June 30, 2004.

	3.	Net income per share for the 10th term was computed on the assumption that the Company conducted a stock split of allocating two new shares per share at the beginning of the term, although it was actually conducted on June 30, 2005.

	4.	Concerning treatment of account items of IXI, the factor that had striking impacts on the 11th term of the Company, refer to (1) Results of operation, and (6) Acquisition or disposition of stocks, equities, or stock acquisition rights of other companies, of this business report.

ii)	Changes in assets, income or loss of the Company

(Thousands of yen)

Account item	8th fiscal term (From July 1, 2003 to June 30, 2004)	9th fiscal term (From July 1, 2004 to June 30, 2005)	10th fiscal term (From July 1, 2005 to June 30, 2006)	11th fiscal term (current) (From July 1, 2006 to June 30, 2007)
Net sales	7,384,632	221,848	112,878	700,164
Ordinary income (loss)	(636,052)	(451,808)	(1,129,244)	(806,605)
Net income (loss)	39,315	(5,704)	1,324,792	(15,807,030)
Net income (loss) per share (yen)	444.43	(30.11)	2,953.48	(32,550.84)
Total assets	13,382,751	15,068,499	27,512,497	11,901,441
Net asset	10,064,291	10,461,461	22,718,013	8,185,875
Net asset per share (yen)	108,458.77	54,488.46	47,782.52	16,807.74

Notes:	1.	Net income per share for the 8th term was computed on the assumption that the Company conducted a stock split of allocating two new shares per share at the beginning of the term, although it was actually conducted on December 31, 2003.

	2.	Net income per share for the 9th term was computed on the assumption that the Company conducted a stock split of allocating two new shares per share at the beginning of the term, although it was actually conducted on June 30, 2004.

	3.	Net income per share for the 10th term was computed on the assumption that the Company conducted a stock split of allocating two new shares per share at the beginning of the term, although it was actually conducted on June 30, 2005.

	4.	Concerning treatment of account items of IXI, the factor that had striking impacts on the 11th term of the Company, refer to (1) Results of operation, and (6) Acquisition or disposition of stocks, equities, or stock acquisition rights of other companies, of this business report.

(9) Issues to be addressed

The markets around the IRI Group are expected to continue to expand owing to spreading broadband and innovative technologies for the Interment. However, companies would not be able to survive the tough markets if they fail to forecast trends and changes in the markets. Under the circumstances, the IRI Group, centering on IP technology, is determined to become a business group with a robust management base. In particular, the IRI Group is determined to address the issues stated below:

In connection with this, the Company is preparing for a merger with ORIX Corporation (“ORIX”) based on the share-for-share exchange agreement, in which the Company shall become a wholly-owned subsidiary of ORIX from November 1, 2007, in anticipation that the 11th ordinary general meeting of shareholders of the Company approves the merger.

i)	Reinforcing business and competitiveness

For stable earning, the Company is urged to build up a profitable base in two new business sections, called the Network Social Infrastructure Department and Dependable Network Laboratories, both of which were founded at the beginning of the 11th term (July 1, 2006). Each of the IRI Group companies needs deploying business that makes the most of its technical strengths. To this end, the IRI Group is determined to enhance its advanced technical capabilities and experiences centering on IP technology. This will lead to advanced technical findings and know-how developments, synergy among the Group companies, acquisitions of new business projects, technical development cooperation within and outside the Group companies. Based on business alliances for efficient utilization of corporate resources, the Company is urged to reinforce competitiveness by offering technology, developing new products, and enhancing marketing capability.

ii)	New employment and education of employees

Employees of the IRI Group companies are capable but the number is limited. Thus, the IRI Group needs to employ more immediately useful players and appoint the right employee for the right job. Such new professional employees and existing employees must be educated and trained in order to maintain and develop the IRI Group’s management and technical capabilities centering on IP technology and associated fields for the future. In addition, the IRI Group will work on the improvement of working conditions to attract prospective employees.

iii)	Reinforcing corporate governance

The Company has valued the uniqueness of each of the IRI Group companies, while establishing certain rules for cooperation among the Group companies, and tried to build up corporate governance based on the “allied but independent” group management. In particular, the Company emphasized the independence of the Group companies listed on stock exchanges. Unfortunately, however, IXI Co., Ltd., which became a subsidiary of the Company in August 2005, had committed dishonest transactions. This led eventually to delisting of not only IXI Co., Ltd. but also the Company. The delisting had substantial adverse impacts on the credibility of the IRI Group. Even when the Company becomes a wholly-owned subsidiary of ORIX Corporation, the Company is still determined to exert oneself to develop and reinforce the corporate governance system by recovering the credibility impaired, reinforcing the credit control system, developing the internal check system to prevent illegal transactions, and familiarizing employees with legal compliance.

(10) Major business segments (as of June 30, 2007)

• IP Network Business	Business focusing on design, creation, and operation of networks based on IP (Internet Protocol, a basic protocol to communicate over the Internet)

• IP Platform Business	Business focusing on design and manufacture of IP-related network devices and systems

• IP Enterprising Business	Business focusing on IT education and business system consulting for IP-related customers

• IP Synergy Finance Business	Business that invests in IP-related companies by offering technical management and consulting to enhance corporate value for additional value

(11) Principal offices (as of June 30, 2007)

Head office	Shinjuku-ku, Tokyo	• Internet Research Institute, Inc. (the Company) • IRI Ubiteq, Inc. • IRI Commerce and Technology, Inc. • Saver Corporation
	Chiyoda-ku, Tokyo	• FiberTech Co., Ltd.
	Minato-ku, Tokyo	• Produce on Demand, Inc.
	Shibuya-ku, Tokyo	• Global Knowledge Network Japan, Ltd.

(12) Employees (as of June 30, 2007)

i)	Employees of the IRI Group

Category	Number of employees (persons)	Increase/decrease over the end of the preceding year (persons)	Average age	Average service years
Male	389	+ 73	37.0	5.1
Female	138	+ 24	34.8	4.7

Total or average	527	+ 97	36.5	5.0

Note:	The above number of employees does not include 52 contract employees.

ii)	Employees of the Company

Category	Number of employees (persons)	Increase/decrease over the end of the preceding year (persons)	Average age	Average service years
Male	19	- 6	43.4	5.0
Female	9	+ 1	39.8	6.9

Total or average	28	- 5	42.3	5.6

Note:	Four workers on loan are included. Two contract employees are not included.

(13) Major creditor and borrowing amount (as of June 30, 2007)

Creditor	Borrowing amount (thousand yen)
Bank of Tokyo-Mitsubishi UFJ	1,090,892

(14) Major subsidiaries (as of June 30, 2007)

Company name	Capital (Millions of yen)	Percentage of voting rights of the Company (%)	Major lines of business
IRI Ubiteq, Inc.	851	70.13	Design, development, and manufacturing of video engines for digital home information appliances, and of major modules such as ATM terminals; cell phone terminal assessment service; and offering solutions that use IPv6 and wireless broadband technology

IRI Commerce and Technology, Inc.	595	77.02	Media business, platform system business, Web business, and research consulting business on the Internet

FiberTech Co., Ltd. (Note 1)	489	100.00	Development, manufacture, and marketing of super-thin-diameter endoscopes and other medical instruments

Global Knowledge Network Japan, Ltd. (Note 2)	470	73.12	Educational service on computer software and related technologies and development and marketing of educational software programs

Produce on Demand, Inc.	188	44.35	Streaming video distribution business on the Internet and accompanying business

Saver Corporation (Note 3)	35	100.00	Internet system related business

Notes: 1.	The Company transferred all of its shares of FiberTech Co., Ltd. held on July 10, 2007 and called off the parent-subsidiary relation.

2.	The Company acquired Global Knowledge Network Japan, Ltd. (“GKN”) as a consolidated subsidiary by exercising stock acquisition rights attached to the GKN bonds with stock acquisition rights held by the Company and by partial exercise of stock acquisition rights on July 3, 2006. The Company reduced the capital of the consolidated subsidiary to 470 million yen from 940 million yen as of June 29, 2007.

3.	Through share-for-share exchange, the Company acquired Saver Holdings, Inc. as a wholly-owned subsidiary on July 1, 2006. Saver Holdings, Inc. (surviving company) merged its subsidiary Saver Corporation (extinct company) and renamed itself Saver Corporation on October 1, 2006.

4.	BroadBand Tower, Inc. is an equity method affiliate and is not included in major subsidiaries of the Company.

5.	The Company called off the parent-subsidiary relation with IXI Co., Ltd. on March 29, 2007.

(15) Other material matters concerning the present situations of the IRI Group

No particular matters to report for this accounting year.

2. Matters Concerning Officers of the Company

(1) Directors and Corporate Auditors

(as of June 30, 2007)

Name	Position and assignment	Representation of other companies

Hiroshi Fujiwara	President and CEO, for Dependable Network Research

Representative Director, Nano-Optonics Research Institute

Representative Director, Mobile Breakthrough, Inc.

Director, BroadBand Tower, Inc.

Outside Director, IRI Ubiteq, Inc.

Director, IRI Commerce and Technology, Inc.

Director, Produce on Demand, Inc.

Director, Global Knowledge Network Japan, Ltd.

Atsuo Yoshida	Director and CFO, for Accounting, Administration and Personnel	Representative Director, IRI Finance And Technology, Inc. Representative Director, IRI Finance And Technology Asia Ltd.

Mieko Nakagawa	Director and CPO, for Corporate Governance

Dai Nishino	Director and CIO, for IX technology strategy and Information Systems

Kei Furuta	Director, for Network Social Infrastructure	President and Representative Director, Saver Corporation

Hiroshi Miyakawa	Director	Representative Director, IRI Commerce and Technology, Inc. President and Representative Director, cbook24.com , Inc.

Tsukasa Ogino	Director	President and Representative Director, IRI Ubiteq, Inc. Chairman of the Board of Directors, Nihon Engineering System CO., LTD.

Osamu Nakamura	Director (Outside Director)	Professor at Keio University

Naoshi Shima	Full-time Corporate Auditor (Outside Corporate Auditor)

Toshitada Kobayashi	Corporate Auditor (Outside Corporate Auditor)	Representative Director, Kobayashi Toshitada Office, Inc.

Tetsunori Chiba	Corporate Auditor (Outside Corporate Auditor)

Certified public accountant, licensed tax accountant

Representative Director, Chiba Management and Accounting Office, Inc.

Representative Director, Inter BuziCom, Inc.

Representative Director, Actus Chiba Management and Accounting Office, Inc.

Shinichiro Ozeki	Corporate Auditor (Outside Corporate Auditor)

Notes: 1.	Director Osamu Nakamura is an Outside Director as defined in Article 2 Item 15 of the Company Law.

2.	Corporate Auditors Naoshi Shima, Toshitada Kobayashi, Tetsunori Chiba, Shinichiro Ozeki are Outside Corporate Auditors as defined in Article 2 Item 16 of the Company Law. Corporate Auditor Tetsunori Chiba is a certified public accountant and licensed tax accountant, having considerable knowledge of finance and accounting.

(2) Changes in Directors and Corporate Auditors for the year

1)	Appointments

Mr. Kei Furuta, Mr. Rintaro Umenai, and Mr. Tsukasa Ogino took office as Director, and Mr. Naoshi Shima and Mr. Shinichiro Ozeki took office as Corporate Auditor after they were elected at the 10th Ordinary General Meeting of Shareholders of the Company held on September 26, 2006.

2)	Retirements

Directors Yoshimichi Kaneki, Masaki Kinoshita and Eiichi Shimizu, Corporate Auditors Haruhisa Ishida and Toshiyuki Takahashi retired office upon closing of the 10th Ordinary General Meeting of Shareholders of the Company held on September 26, 2006.

3)	Resignations

Director Hirokazu Shimada resigned on February 6, 2007 for personal reasons.

Director Rintaro Umenai resigned on March 31, 2007 for medical treatment.

(3) Remunerations for Directors and Corporate Auditors

•	Seven Directors: 97,150,000 yen (one Outside Director: 4,650,000 yen)

•	Four Corporate Auditors: 8,550,000 yen (four Outside Corporate Auditors: 8,550,000 yen)

Notes:

1.	Ten Directors are qualified to receive remunerations for the current fiscal year. However, three of them work for the Company without consideration. Thus, the above number of Directors and amounts refer to the number of Directors and amounts that the Company paid as remunerations for officers for the fiscal term in review.

2.	The above payments do not include remunerations for three Director retired on September 26, 2006 (9,675,000 yen in total) and for two Corporate Auditors (1,500,000 yen in total).

3.	A resolution of the annual meeting of shareholder, held on September 28, 1999, set the upper limits of annual remuneration to 500,000,000 yen for a Director and 100,000,000 yen for a Corporate Auditor.

(4) Matters concerning Outside Officers

1)	Principal positions held concurrently by Outside Officers

Name	Names of companies and organizations for which outside officer works	Positions held concurrently	Relation

Osamu Nakamura	Keio University	Professor	—
	Wide Research, Inc.	Director	—

Naoshi Shima	—	—	—

Toshitada Kobayashi	Kobayashi Toshitada Office, Inc.	Representative Director	—
	IRI Ubiteq, Inc.	Outside Corporate Auditor	Subsidiary of the Company
	MTI Ltd.	Outside Corporate Auditor	—
	Vector Inc.	Outside Corporate Auditor	—
	Pado Corporation	Outside Corporate Auditor	—
	NNA JAPAN Co., Ltd.	Corporate Auditor	—
	Itrix Corporation	Outside Corporate Auditor	—
	E-Net Japan Corporation	Outside Corporate Auditor	—
	ZEN HOLDINGS Co., Ltd.	Outside Corporate Auditor	—
	Digital Archive Japan, INC.	Outside Corporate Auditor	—
	V-cube, Inc.	Corporate Auditor	—
	Last Resort Corporation	Outside Corporate Auditor	—
	Nojima Corporation	Outside Director	—

Tetsunori Chiba	Chiba Management and Accounting Office, Inc.	Representative Director	—
	Actus Chiba Management and Accounting Office, Inc.	Representative Director	—
	Inter BuziCom, Inc.	Representative Director	—
	Actus Licensed Tax Accountant Corporation	Partner	—
	BroadBand Tower, Inc.	Outside Corporate Auditor	—
	Coop Meat Corporation	Corporate Auditor	Equity method affiliate of the Company
	Oda Inc.	Corporate Auditor	—
	Oda-Shoten Inc.	Corporate Auditor	—
	NEWKON INDUSTRIAL CO., LTD.	Corporate Auditor	—
	ACTUS Management Services K.K.	Director	—

Shinichiro Ozeki	TOBA, INC.	Outside Director	—

Note: Positions are as of June 30, 2007.

2)	Major Activities of Outside Officers

Post	Name	Major activities
Outside Director	Osamu Nakamura	Attended eight of the twenty meetings of the Board of Directors of the Company held during the fiscal year; put questions and made proposals on business in general from professional technical viewpoint.

Outside Corporate Auditor	Naoshi Shima	Attended fifteen of the sixteen meetings of the Board of Directors held during the fiscal year since assuming office as Full-time Corporate Auditor and expressed opinions based on his rich experiences. He also attended all of the ten meetings of the Board of Corporate Auditors held since assuming office and supervised auditing.

Outside Corporate Auditor	Toshitada Kobayashi	Attended twelve of the twenty meetings of the Board of Directors held during the fiscal year; expressed opinions on business and investment projects. He also attended nine of the thirteen meetings of the Board of Corporate Auditors held during the fiscal year and audited new business projects and investment projects.

Outside Corporate Auditor	Tetsunori Chiba	Attended fourteen of the twenty meetings of the Board of Directors held during the fiscal year; expressed opinions as certified public accountant and licensed tax accountant. He also attended twelve of the thirteen meetings of the Board of Corporate Auditors held during the fiscal year and supervised accounting audit.

Outside Corporate Auditor	Shinichiro Kobayashi	Attended thirteen of the sixteen meetings of the Board of Directors held during the fiscal year since assuming office as Corporate Auditor; expressed opinions on business. He also attended all of the ten meetings of the Board of Corporate Auditors since assuming office, and audited subsidiaries and affiliates of the Company.

3)	Sum of remunerations for officers paid by the subsidiaries

	Number of officer	Remunerations from parent company or its subsidiaries
Total sums of remunerations paid to outside officers	1	1,800,000 yen

Note:	The number of officer mentioned above is the outside officer who received remuneration which does not include the remunerations that the Company pays. The remunerations paid by BroadBand Tower, Inc., an equity-method affiliate of the Company, is not included in the above total sums of remunerations.

4)	Summary of liability limitation agreements

The Articles of Incorporation of the Company have provisions of limitation of liability to be borne by Outside Directors and Outside Corporate Auditors so that they can fully exercise their capabilities as Outside Officers.

Pursuant to such provisions of the Articles of Incorporation, the Company has concluded liability limitation agreements with all of the Outside Directors and Outside Corporate Auditors, a summary of which is stated as follows:

Outside Directors and Outside Corporate Auditors shall pay compensation for liability, prescribed in Article 423 Paragraph 1 of the Company Law, up to the amount of either one million yen or the minimum liability limit prescribed in Article 425 Paragraph 1 of the Company Law, whichever is larger, if an Outside Director or Outside Corporate Auditor, with good intent, commits non-gross negligence during service for the Company.

3. Matters Concerning Shares of the Company	(as of June 30, 2007)
(1) Total number of shares authorized to be issued	1,943,600 shares
(2) Total number of shares issued	487,098.49 shares (own shares: 68.37 shares)
(3) Number of shareholders at end of fiscal term	8,446 shareholders (seven of them have less than one share)

Note: The number of shareholders decreased by 13,373 compared with the number at the end of the preceding fiscal year.

(4) Number of increased shares during the term

i)	The Company issued 10,327 new shares on July 1, 2006 in exchange of the stock of the then Saver Holdings, Inc. (now Saver Corp.)

ii)	The number of shares increased by 1,260 shares due to exercises of stock warrants and stock acquisition rights (both stock options).

(5) Names of major shareholder who hold one-tenth or more of the total number of shares issued (not including own shares)

Name of shareholder	Number of shares held	Investment ratio
Hiroshi Fujiwara	95,496 shares	19.61%

Note:	Investment ratio is computed after the own shares (68.37 shares) being deducted.

4. Matters Concerning Stock Acquisition Rights, etc. of the Company

(1) Summary of stock acquisition rights granted to Officers of the Company at the end of the fiscal year

i)	Resolution of stock warrants at the extraordinary meeting of shareholders held on April 26, 2001 (issued on May 15, 2001)

Number of grantees of stock warrants	Two Directors of the Company
Number of stock warrants granted	320 shares of common stock
Issue price of stock warrants	254,313 yen per share
Period for exercise of stock warrants	From June 1, 2003 to April 25, 2011
Conditions for exercise of stock warrants	Exhibit 1
Circumstances in which the Company may acquire stock warrants	—

ii)	Resolutions of stock warrants at the extraordinary meeting of shareholders held on March 15, 2002 (issued on March 29, 2002)

Number of grantees of stock warrants	Two Directors of the Company
Number of stock warrants granted	230 shares of common stock
Issue price of stock warrants	51,895 yen per share
Period for exercise of stock warrants	From May 1, 2004 to April 30, 2009
Conditions for exercise of stock warrants	Exhibit 2
Circumstances in which the Company may acquire stock warrants	—

Exhibit 1:

1)	A grantee shall remain in office as a Director, Corporate Auditor, or employee of the Company, subsidiary or affiliate of the Company when the grantee exercises its stock warrants.

2)	Notwithstanding the preceding paragraph, however, a grantee of stock warrants who is no longer a Director or employee of the Company may exercise its stock warrants in case that the grantee falls on one of the two following cases:

•	A case in which a Director and grantee of stock warrants retires from the Company pursuant to provisions of the Articles of Incorporation of the Company (expiration of terms of office)

•

A case in which an employee and grantee of stock warrants is dismissed pursuant to the provisions of Articles 24-4 and 24-8 of the Working Regulations of the Company (dismissal at request of the Company)

3)	Stock warrants may neither be transferred nor pledged nor disposed of.

4)	The successor to a grantee may exercise its stock warrants.

5)	Other particulars on stock warrants shall be defined in the stock warrant granting agreement concluded between the Company and the grantee.

Exhibit 2:

1)	A grantee shall remain in office as a Director, Corporate Auditor, or employee of the Company, subsidiary or affiliate of the Company when the grantee exercises its stock warrants.

2)	Notwithstanding the preceding paragraph, however, a grantee of stock warrants who is no longer a Director or employee of the Company may exercise its stock warrants in case the grantee is falls on one of the following cases:

•	A case in which a Director and grantee of stock warrants retires the Company due to the expiration of term of office;

•	A case in which the employment of an employee and grantee of stock warrants is changed at request of the Company;

•	A case in which an employee and grantee of stock warrants retires the Company due to the provisions of Article 21 of the Working Regulations of the Company (retirement age) ;

•

A case in which an employee and grantee of stock warrants is dismissed by the Company due to the provisions of Articles 24-4 and 24-8 of the Working Regulations of the Company.(dismissal at request of the Company)

3)	Stock warrants may neither be transferred nor pledged nor disposed of.

4)	The successor to a grantee of stock warrants may exercise its stock acquisition rights.

5)	Other particulars on stock warrants shall be defined in the stock warrant granting agreement concluded between the Company and the grantee.

iii)	Third Stock Acquisition Rights (issued on October 1, 2003)

Number of grantees of stock acquisition rights	Five Directors of the Company
One Outside Director of the Company
Amount of payment in exchange of stock acquisition rights to be offered	Unnecessary
Number of stock acquisition rights	428 units (eight shares per stock acquisition right)
Class and number of shares to be issued or transferred upon exercise of stock acquisition rights	3,424 shares of common stock
Amount to be paid in upon exercise of each stock acquisition right	108,750 yen
Period for exercise of stock acquisition rights	From April 1, 2004 to October 31, 2010
Conditions for exercise of stock acquisition rights	Exhibit 3
Circumstances in which the Company may acquire stock acquisition rights	Exhibit 4

iv)	Fourth Stock Acquisition Rights (issued on March 4, 2004)

Number of grantees of stock acquisition rights	Six Directors of the Company
One Outside Director of the Company
Amount of payment in exchange of stock acquisition rights to be offered	Unnecessary
Number of stock acquisition rights	140 units (eight shares per stock acquisition rights)
Class and number of shares to be issued or transferred upon exercise of stock acquisition rights	1,120 shares of common stock
Amount to be paid in upon exercise of each stock acquisition right	116,382 yen
Period for exercise of stock acquisition rights	From October 1, 2004 to April 30, 2011
Conditions for exercise of stock acquisition rights	Exhibit 3
Circumstances in which the Company may acquire stock acquisition rights	Exhibit 4

v)	Fifth Stock Acquisition Rights (issued on November 10, 2004)

Number of grantees of stock acquisition rights	Five Directors of the Company
One Outside Director of the Company
One Outside Auditor of the Company
Amount of payment in exchange of stock acquisition rights to be offered	Unnecessary
Number of stock acquisition rights	670 units(two shares per stock acquisition rights
Class and number of shares to be issued or transferred upon exercise of stock acquisition rights	1,340 shares of common stock
Amount to be paid in upon exercise of each stock acquisition right	117,400 yen
Period for exercise of stock acquisition rights	From April 1, 2005 to November 30, 2011
Conditions for exercise of stock acquisition rights	Exhibit 3
Circumstances in which the Company may acquire stock acquisition rights	Exhibit 4

vi)	Sixth Stock Acquisition Rights (issued on December 15, 2005)

Number of grantees of stock acquisition rights	Five Directors of the Company
One Outside Director of the Company
Two Outside Auditors of the Company
Amount of payment in exchange of stock acquisition rights to be offered	Unnecessary
Number of stock acquisition rights	510 units(one share per stock acquisition right)
Class and number of shares to be issued or transferred upon exercise of stock acquisition rights	510 shares of common stock
Amount to be paid in upon exercise of each stock acquisition right	166,000 yen
Period for exercise of stock acquisition rights	From April 1, 2006 to November 30, 2012
Conditions for exercise of stock acquisition rights	Exhibit 3
Circumstances in which the Company may acquire stock acquisition rights	Exhibit 4

Exhibit 3:

1)	A grantee of stock acquisition rights (hereinafter referred to as a “Grantee”) may not exercise its stock acquisition rights if the Grantee resigns or retires the Company due to personal reasons.

2)	A Grantee shall remain in office as Director or Corporate Auditor or employee or a similar position of the Company or subsidiary or affiliate of the Company when the Grantee exercises its stock acquisition rights.

3)	Notwithstanding the preceding paragraph, however, a Grantee who is no longer in such a position mentioned above may exercise its stock acquisition rights in case that the Grantee falls on one of the following cases:

i)	A case in which a Grantee who is either Director or Corporate Auditor of the Company or Director of a subsidiary or affiliate of the Company retires from the Company due to the expiration of term ofoffice;

ii)	A case in which the employment of a Grantee who is employee of the Company or of a subsidiary of the Company is changed at request of the Company;

iii)	A case in which a Grantee who is employee of the Company or of a subsidiary of the Company retires upon reaching the mandatory retirement age;

iv)	A case in which a Grantee who is employee of the Company or of a subsidiary of the Company is dismissed at request of the Company or the subsidiary or due to an industrial disease; and

4)	A case in which the successor to a Grantee may not exercise its stock acquisition rights in case that the Grantee dies before the arrival of the period for exercise of stock acquisition rights. However, the successor to a Grantee may exercise its stock acquisition rights in case that the Grantee dies after the arrival of the period for exercise of stock acquisition rights.

Exhibit 4:

1)	In the event that a proposition for the approval of a merger agreement under which the Company is merged or a proposition for a share-for-share exchange agreement or a share transfer under which the Company becomes a wholly-owned subsidiary is approved at a general meeting of shareholders, the Company may cancel the stock acquisition rights without consideration.

2)	In the event that the closing price of the common stock of the Company remains at one-second or lower of the exercise price (exercise price after adjustment when applicable) for one continuous year, the Company may cancel all the stock acquisition rights without consideration.

3)	In the event that any holder of stock acquisition rights fails to meet any of the conditions to exercise stock acquisition rights, the Company may cancel its stock acquisition rights without consideration.

(2) Summary of stock acquisition rights granted to employees etc. of the Company during the fiscal year

No employees were granted.

5. Matters Concerning Accounting Auditor

(1) Name of Accounting Auditor

Deloitte Touche Tohmatsu

(2) Remunerations for the Accounting Auditor

i)	Remunerations for the accounting auditor that the Company shall pay for the fiscal year

24,000 thousand yen

ii)	Total sums of money and other benefit in properties that the Company and its subsidiaries shall pay to the accounting auditor

71,595 thousand yen

Note:	The audit agreements between the accounting auditors and the Company and its subsidiaries do not distinguish the remuneration for audit pursuant to the Corporation Law from the audit pursuant to the Securities Exchange Law. In fact, since these agreements cannot distinguish the difference between them, .the amounts in i) and ii) above aggregate these remunerations.

(3) Accounting Auditors for subsidiaries of the Company

i)	IRI Ubiteq, Inc. has concluded an audit agreement with KPMG AZSA & Co.

ii)	IRI Commerce and Technology, Inc. and its subsidiary, IID, Inc., have concluded an audit agreement with Deloitte Touche Tohmatsu.

(4) Description of non-audit services

No such service.

(5) Summary of liability limitation agreements

No such agreements concluded.

(6) Policy on dismissing or not reappointing the Accounting Auditor

The Board of Corporate Auditors may discuss dismissal of the Accounting Auditor or the Board of Directors may propose dismissal or non-reappointment of the Accounting Auditor as an agendum at a general meeting of shareholders. The Company may take these measures owing to its circumstances, or when the Accounting Auditor is regarded as falling on one of the items defined in Article 340 Paragraph 1 of the Company Law, or when the Accounting Auditor infringes on or interfere with a provision of the Company Law or the Certified Public Accountant Law or other regulations, or when the Accounting Auditor is regarded as offending public order and morals and when the Company considers dismissal or non-reappointment as reasonable.

6. Summary of Board of Directors’ Resolutions on the Development of Systems Necessary for Ensuring Appropriateness in Business

The Board of Directors’ meeting, which was held on May 12, 2006, has decided the following policies in order to develop an internal control system.

(1) Institutional systems that ensure the compliance of Directors’ execution of assignments with law and the Articles of Incorporation and the compliance of employees’ execution of duties with law and the Articles of Incorporation

1)	The President and CEO shall familiarize the Company and its group companies with legal compliance and adherence to social morals in business activities.

2)	The Corporate Governance Department shall take the initiative in developing and reinforcing the company-wide legal compliance system. The Finance Department shall examine and control credits and investment projects. The Executive Committee, which has a characteristic of playing the role of the Compliance Committee, shall review and examine compliance-related matters and seek advice from outside experts when necessary.

3)	The Company shall implement training programs to familiarize all the employees with legal compliance.

4)	Matters considered as important in terms of legal compliance shall be reported to the Board of Directors and Corporate Auditors.

(2) Matters concerning safekeeping and controlling information on Directors’ execution of assignments

1)	Concerning safekeeping and controlling information on Directors’ execution of assignments, the Officer in charge of Corporate Governance shall keep and control the documents stated below (including associated documents and electromagnetic records; same shall apply hereinafter) pursuant to the documentation regulations of the Company.

i.	Minutes of General Meeting of Shareholders;

ii.	Minutes of Board of Directors’ meetings;

iii.	Minutes of meetings of Executive Committee;

iv.	Minutes of Corporate Governance Committee;

v.	Copies of documents submitted to the Kanto Local Finance Bureau, stock exchanges, and other government offices;

vi.	Circular letters and agreements approved by Directors;

vii.	Closing statements, accounting books, financial statements, and supplementary schedules; and

viii.	Any other documents defined in the documentation regulations of the Company.

2)	Each of the documents stated in preceding paragraph 1) shall be kept in safe for the period defined in law or by the Company, which may be browsed by Directors and Corporate Auditors from time to time.

3)	Any revisions in the documentation regulations shall obtain approval from the Board of Directors.

(3) Rules of managing exposures to loss and other systems

1)	The Directors of the Company shall be held responsible for risk in their assignments. In connection with this, the following table defines risk items, responsible Directors, and the handling Departments.

Risk item	Responsible Director	Handling Department
i) Risk management on handling legal compliance and information ii) Risk management on reputation	Director for Corporate Governance	Corporate Governance Department

iii) Risk management on asset management and the Group’s credit management	Director and CFO	Finance Department

iv) Risk management on the environment, disasters, etc.	Director for Administration and Personnel	Administration and Personnel Department

v) Risk management on information systems	Director for IX Technology Strategy, and CIO	Information Systems Department

2)	The Corporate Governance Department shall conduct periodical reviews on company-wide risk management situations, the results of which shall be reported to the Board of Directors and Corporate Auditors.

3)	The Representative Director shall supervise risk management on information security and conduct comprehensive supervision of risks defined in i) to v) in preceding paragraph 1), results of which shall be reported to the Board of Directors and Corporate Auditors.

(4) Systems that ensure the Directors’ efficient exercise of assignments

1)	The Company’s decision making rules are based on the Regulations of Administrative Authorities and the Regulations of Divisions of Duties that allow the Directors to exercise appropriate and smooth actions in their assignments.

2)	Besides the Board of Directors, the Company has installed the Executive Committee that holds weekly meetings. In addition, the Directors with specific assignments hold meetings from time to time to handle and settle various matters and projects and share information among them.

3)	The Company formulates a business plan covering performance targets and budgets at the beginning of every fiscal year. The Company also controls the budgets and performances of the Group companies based on their business plans, submitted to the Company, and monitors their performances and informs the Group companies of their monthly performances. If any of the Group companies fail to achieve the target performance, the Company asks the company to analyze the causes of the failure and to report countermeasures to be taken to the Company.

(5) Systems that ensure appropriateness in business conducted by the business group consisting of corporations, the parent company, and its subsidiaries

1)	Pursuant to the IRI Group Governance Guidelines, the Officer in charge of Corporate Governance of the Company holds regular monthly meetings of the Corporate Governance Committee, which consists of members of the related departments of the Company and of the major seven Group companies, to examine governance related subjects among the Group companies and to reinforce the awareness of legal compliance.

2)	The Presidents of Group Companies Committee, including the Representative Director of the Company, hold meetings once a month to exchange and share information among the Representative Directors.

3)	The Company has established certain rules with each of the Group companies for efficient communications between them, including prior consultation and follow-up reporting. This allows the Executive Officers’ Meeting of the Company to review reports submitted by the Group companies in time.

4)	The Company has established a system in which transactions among the Group companies are handled appropriately pursuant to laws and regulations.

5)	The Finance Department of the Company supervises the budgets, performances, and credits of the Group companies and submits their monthly reports to the Executive Committee.

(6) System of assigning duties to employees upon request by Corporate Auditors and ensuring their independence from Directors

1)	The Administration and Personnel Department of the Company shall assign duties to employees upon request by Corporate Auditors.

2)	The employees mentioned above shall carry out their duties under direct control and instruction of the Corporate Auditors, independent from Directors.

(7) System that allows Directors and employees to report to the Corporate Auditor concerned and other Corporate Auditors

1)	Each Director shall consult with a Corporate Auditor to formulate reporting rules that define matters to report to the Corporate Auditor concerned. Such reporting rules shall cover the following.

i.	Matters resolved at the meeting of the Executive Committee

ii.	Matters that may cause significant loss on the Company and/or Group companies

iii.	Important matters for monthly business conditions (for the Company and Group companies)

iv.	Important matters for internal audit and risk management

v.	Breaches of laws, regulations, and the Articles of Incorporation

vi.	Other important matters to report

2)	In the event that an employee finds a matter or a fact that breaches a law or regulations or the Articles of Incorporation that may cause significant loss on the Company, the employee may report the case directly to a Corporate Auditor.

(8) Other Systems that ensure effective audit by Corporate Auditors

1)	Corporate Auditors may have periodical opportunities to exchange opinions with the Representative Director, Directors with specific assignment, and Accounting Auditors.

2)	Corporate Auditors may conduct separate hearings with Representative Directors of the Group companies.

Note:	This business report presents amounts after omitting fractions below the unit.

Non-Consolidated Financial Statements

(From July 1, 2006 to June 30, 2007)

1. Matters Concerning IXI Co., Ltd.

(1) Overview of the current fiscal year

    IXI Co., Ltd. (“IXI”) filed for civil rehabilitation proceedings to the Osaka District Court on January 21, 2007. The court decided to begin civil rehabilitation proceedings on January 29, 2007. IXI, which submitted a rehabilitation plan on August 10, 2007, was still under the control of the trustee in bankruptcy as of August 23, 2007. IXI had failed to submit a semiannual report (six months from April 1, 2006 to September 30, 2006) of the accounting year ended March 31, 2007 in time to the Financial Service Agency and has been delisted from the Tokyo Stock Exchange. Furthermore, Osaka District Public Prosecutor's Office has begun to investigate IXI on a charge of illegal transactions. In the course of the investigation, some mass media reported that IXI had probably been involved in fictitious circular transactions and indebted for a large off-the-book amount. The Company considers that those illegal transactions and window-dressing operations are probably true. The Company completed the transfer of all of its shares of IXI to a third party on March 29, 2007.

(2) Treatment in presenting the non-consolidated financial statements for the current fiscal year

    IXI had failed to submit a semiannual report in time and has been delisted. As a result, the Company was unable to grasp IXI’s financial position, which is the basis for valuing IXI’s stocks. Accordingly, the Company wrote down loss on the book value of all the shares of IXI.

(3) Impacts on the 12th term (from July 1, 2007 to June 30, 2008) and onward

    Progress in IXI’s civil rehabilitation proceeding and its closing of accounts are unlikely to have impacts on the non-consolidated financial statements of the Company for the 12th term and onward.

2. Non-Consolidated Balance Sheet (as of June 30, 2007)

(Thousands of yen)

Account item	Amount
(Assets)
Current assets	1,985,042
Cash and deposits	1,705,462
Accounts receivable-trade	120,630
Work in Process	94,407
Prepaid expenses	21,842
Short-term loans	1,898
Other current assets	40,823
Allowance for doubtful account	(21)
Fixed assets	9,916,399
Tangible fixed assets	62,086
Buildings	64,195
Tools, furniture and fixtures	71,142
Accumulated depreciation	(73,252)
Intangible fixed assets	11,509
Software	11,147
Other intangible fixed assets	362
Investment and other assets	9,842,802
Stocks of affiliated companies	7,372,461
Investment in securities	2,336,104
Guarantee deposits	127,638
Doubtful Accounts	119,500
Other investments and other assets	6,598
Allowance for doubtful accounts	(119,500)

Total assets	11,901,441

(Liabilities)
Current liabilities	3,701,282
Accounts payable-trade	104,885
Short-term borrowings	3,525,890
Accounts payable-other	47,932
Accrued expenses	6,654
Accrued income taxes	6,367
Deposits received	8,136
Other current liabilities	1,415
Long-term liabilities	14,283
Deferred tax liabilities	14,283

Total liabilities	3,715,566

(Net assets)
Shareholders’ equity	8,186,185
Common stock	9,465,473
Capital surplus	13,415,071
Capital reserve	9,530,964
Other capital surplus	3,884,106
Retained earnings	(14,686,351)
Other retained earnings	(14,686,351)
Retained earnings brought forward	(14,686,351)
Treasury stock	(8,007)
Valuation and translation adjustments	(310)
Net unrealized loss on other securities	(310)

Total net assets	8,185,875

Total liabilities and net assets	11,901,441

3. Non-Consolidated Statement of Income (from July 1, 2006 to June 30, 2007)

(Thousands of yen)

Account item	Amount

Net sales		700,164
Cost of sales		596,620

Gross profit		103,543
Selling, general and administrative expenses		800,497

Operating loss		696,953
Non-operating income		109,550
Interest income	2,306
Dividends income	73,490
Commission income	26,819
Other non-operating income	6,933
Non-operating expenses		219,201
Interest expense	28,305
Stock issue expense	865
Amortization of bond issue expenses	6,739
Commission paid	26,955
Loss from investment in partnership	35,811
Provision for doubtful accounts	119,500
Other non-operating expense	1,024
Ordinary loss		806,605

Extraordinary gains		922,864
Gain on sales of investment securities	97,662
Gain on sales of investments in subsidiaries and affiliates	818,575
Other extraordinary gains	6,627
Extraordinary Losses		15,922,080
Loss on sales and disposal of fixed assets	233
Impairment loss	2,428
Loss on sales of investments in subsidiaries and affiliates	6,601
Loss on valuation of investment securities	151,495
Loss on valuation of investments in subsidiaries and affiliates	15,761,322

Loss before income taxes		15,805,820
Income taxes-current		1,210

Net loss		15,807,030

4. Non-Consolidated Statement of Changes in Shareholders’ Equity, etc.

(from July 1, 2006 to June 30, 2007)

		(Thousands of yen)
	Shareholders’ equity
	Common stock	Capital surplus
		Capital reserve	Other capital surplus
Balance at July 1, 2006	9,444,404	8,002,154	3,884,106
Changes during the fiscal year
New issue of stock	21,069	1,528,810	—
Dividends from surplus	—	—	—
Net loss	—	—	—
Acquisition of treasury stock	—	—	—

Total changes during the fiscal year	21,069	1,528,810	—

Balance at June 30, 2007	9,465,473	9,530,964	3,884,106

		(Thousands of yen)
	Shareholders’ equity
	Retained earnings	Treasury stock	Total shareholders’ equity
	Other retained earnings
	Retained earnings brought forward
Balance at July 1, 2006	1,358,402	(7,623)	22,681,444
Changes during the fiscal year
New issue of stock	—	—	1,549,879
Dividends from surplus	(237,723)	—	(237,723)
Net loss	(15,807,030)	—	(15,807,030)
Acquisition of treasury stock	—	(384)	(384)

Total changes during the fiscal year	(16,044,754)	(384)	(14,495,258)

Balance at June 30, 2007	(14,686,351)	(8,007)	8,186,185

(Thousands of yen)

Valuation and translation adjustments
Net unrealized gains/losses on other securities
Balance at July 1, 2006	36,568
Changes during the fiscal year
Changes in items other than shareholders' equity (net)	(36,879)

Total changes during the fiscal year	(36,879)

Balance at June 30, 2007	(310)

5. Notes to Non-Consolidated Financial Statements

1. Significant Accounting Policies

(1) Standards and method of valuation of securities

Stocks of subsidiaries and affiliates:

Stated at cost using the moving-average method.

Other securities

Securities with market quotations:

Securities with fair market value are stated at fair market value based on the quoted market prices as of the accounting year end.

Variation differences are directly charged or credited to net assets and cost of securities sold is computed by the moving average method.

Securities without market quotations:

Securities without fair market value are stated at cost being determined by the moving-average method.

The Company posted an amount, as the amount of investments, which is equivalent to its equity of the assets of investment partnerships, and posted net income/loss, as net income/loss for the accounting year, which is equivalent to its equity of the net income/loss in the closing account of the investment partnerships prescribed in the investment partnership agreements (net method).

(2) Standards and methods of valuation of inventories

Work in process:

Carried by specific control method

(3) Depreciation method for fixed assets

Tangible assets:

Declining-balance method

Buildings are amortized over 8 to 15 years, while Tools, furniture and fixtures are amortized over 3 to 10 years.

Intangible assets:

Straight-line method

Software for internal use is amortized by straight-line method over the expected available periods within 5 years.

(4) Method of accounting of deferred assets

Stock issue expense:

Posted as expense at full value upon issuance.

Bond issue expense:

Amortized equally over 3 years.

(5) Standards of accounting for reserves

Allowance for doubtful accounts:

General allowances are provided using a rate determined by past bad debts experience and also specific allowances are provided for the estimated amounts considered to be uncollectible after reviewing individual collectability of certain doubtful accounts.

(6) Accounting for leases

Financial leases other than those that are deemed to transfer the ownership of the leased property to the lessee are accounted for as operating leases.

(7) Accounting for consumption tax

Consumption tax is accounted for by the tax exclusion method.

Consumption tax on non-deductible assets is posted as expense incurred during the fiscal year.

2. Notes to Balance Sheet

(1)	Amounts less than one thousand yen are rounded down to the nearest thousand yen.

(2)	Assets pledged as collateral

Stocks of subsidiaries and affiliates:	1,639,243 thousand yen

Corresponding liability

Short-term borrowings:	3,525,890 thousand yen

(3)	Credits and liabilities for subsidiaries and affiliates

Other current assets:	6,477 thousand yen
Accounts payable-trade:	21,513 thousand yen
Accounts payable-other:	3,524 thousand yen

3. Notes to Non-Consolidated Statement of Income

(1) Amounts less than one thousand yen are rounded down to the nearest thousand yen.

(2) Amounts of business with subsidiaries and affiliates

Operating transactions:
Net sales	119,425 thousand yen
Cost of sales	79,420 thousand yen
Selling, general and accounting expenses	27,433 thousand yen
Charge for employees on temporal transfer	52,975 thousand yen
Non-operating Transactions:
Commission income	26,819 thousand yen
Dividends income	73,290 thousand yen
Interests income	865 thousand yen
Commission paid	2,083 thousand yen

4. Notes to Non-Consolidated Statements of Changes in Shareholders’ Equity, etc.

(1) Amounts less than one thousand yen are rounded down to the nearest thousand yen.

(2) Class of treasury stock and total number

Class of stock	Number of shares at end of preceding fiscal year	Increase in the number of shares for the current fiscal year	Decrease in the number of shares for the current fiscal year	Number of shares for the current fiscal year
Common stock (shares)	65.37	3.00	—	68.37

Note: The increase in the number of shares of treasury stock stemmed from repurchases of fractional shares.

5. Notes to Tax Effects

(1) Details of deferred tax assets and liabilities by major cause incurred

Amount
Deferred tax assets
Accrued expenses	2,675 thousand yen
Excess depreciation of depreciable assets	2,958 thousand yen
Denial of loss on valuation of securities	1,330,716 thousand yen
Loss brought forward	6,579,445 thousand yen
Other	48,637 thousand yen

Deferred tax assets sub-total	7,964,432 thousand yen
Valuation reserve	(7,964,432 thousand yen	)

Deferred tax assets total	— thousand yen

Deferred tax liabilities	14,283 thousand yen

Net deferred tax liabilities	14,283 thousand yen

6. Transaction with Related Companies

Name	Ratio of the related company to the Company’s total voting rights (%)	Ratio of the Company to the related company’s total voting rights (%)	Relation to the related company	Description of trade	Trade amount (thousands of yen)	Year-end balance of credits and liabilities for transactions (thousands of yen)	Change in transaction terms
IRI Ubiteq, Inc.	—	70.1	Subsidiary or affiliate	Receiving dividends	60,790	—	—
IRI Finance and Technology, Inc.	—	98.7	Subsidiary or affiliate	Management service contract	14,762	—	—
Saver Corporation	—	100.0	Subsidiary or affiliate	Offering loans	130,000	Claims with default possibility 119,500	—
Global Knowledge Network Japan, Ltd.	—	73.01	Subsidiary or affiliate	Exercising stock acquisition rights	650,003	—	—
Japan Internet Exchange Co., Ltd.	—	17.4	Subsidiary or affiliate	Operation service contract Management service contract Receiving dividends	119,425 12,000 12,500	Accounts payable-trade 8,925 — —	—

Note:	Transaction terms and policies for deciding transaction terms are the same with other companies that have no specific relation with the Company.

7. Per Share Information

(1) Net assets per share	16,807.74 yen

Net assets per share are computed based on the following:

Total in NET ASSETS section of balance sheet	8,185,875 thousand yen
Number of shares outstanding at the end of term	487,030.12 shares

*	The number of shares outstanding at the end of term does not include the number of shares of treasury stock.

(2) Net loss per share	32,550.84 yen

Net income per share is computed based on the following:

Net loss in statement of income	15,807,030 thousand yen
Average number of shares for the term	485,610.47 shares

*	The average number of shares for the term is computed by subtracting the average number of shares of treasury stock from the average number of shares outstanding for the term.

8. Important Subsequent Events

Changes in subsidiaries and affiliates

To focus all of its corporate resources on IT business, the principal business of the IRI Group, the Company concluded an agreement on July 9, 2007 in which all the shares of consolidated subsidiary FiberTech Co., Ltd. held by the Company shall be transferred. As a result, the Company has called off the parent-subsidiary relation with FiberTech since July 10, 2007, the stock transfer date. A summary of the agreement is as follows:

• Summary of the subsidiary to be transferred:
Trade name:	FiberTech Co., Ltd.
Location:	21 Kanda-Nishikicho 3, Chiyoda-ku, Tokyo
Representative:	Shinya Miike
Date of foundation:	October 15, 1998
Lines of business:	Development, manufacture, and marketing of medical instruments centering on super-thin-diameter endoscopes

• Summary of the transfer agreement
Transferee:	Fujikura Ltd.	39,683 shares
	Shinya Miike	1,000 shares
Transfer price:	834,753 thousand yen
Gain from transfer of business:	88,391 thousand yen

Accounting Auditor’s Report (copy)

Independent Auditor’s Report

August 23, 2007

Internet Research Institute, Inc.

The Board of Directors

Deloitte Touche Tohmatsu

Designated and Engagement Partner CPA

Takashi Inoue (seal)

Designated and Engagement Partner CPA

Yasufumi Mitomi (seal)

Pursuant to Article 436 Paragraph 2 Item 1 of the Company Law, we have audited the non-consolidated financial statements, that is, the non-consolidated balance sheet, the non-consolidated statement of income, non-consolidated statement of changes in shareholders' equity, etc., the notes to non-consolidated financial statements, and the supplementary schedules of Internet Research Institute, Inc. (the “Company”), for the 11th fiscal term from July 1, 2006 to June 30, 2007. These non-consolidated financial statements and the supplementary schedules are the responsibility of the Company's management.

We conducted our audit, except the IXI case stated below, in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we plan and perform the audit to obtain reasonable assurance as to whether the non-consolidated financial statements and supplementary schedules are free of material misstatement. The audit included examining, on a test basis, evidence supporting the amounts and disclosures in the non-consolidated financial statements and supplementary schedules, assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements.

As stated in (2) Treatment in presenting the non-consolidated financial statements for the current fiscal year in 1. Matters Concerning IXI Co,. Ltd., of the Non-Consolidated Financial statements, IXI Co., Ltd., a subsidiary of the Company, had failed to submit a semiannual report in time to the Tokyo Stock Exchange and has been delisted from the stock exchange. Considering the situation that the Company was unable to grasp the financial position of the subsidiary, which is the basis for stock valuation, the Company posted valuation loss on the book value of all the shares of the subsidiary. This treatment, however, will have impacts on the non-consolidated statement of income, non-consolidated statement of changes in shareholders’ equity, etc. and notes to non-consolidated financial statements of the Company. Since we were unable to collect adequate evidence for fairness in auditing the fiscal year in which the said appraisal loss must be borne, we do not believe that our audit provides a reasonable basis for our opinion on the above-mentioned non-consolidated financial statements and the supplementary schedules.

Therefore, considering the significance of impacts of the IXI case on the non-consolidated financial statements and the supplementary schedules mentioned above, we have decided to provide no opinions whether the said non-consolidated financial statements and the supplementary schedules fairly present the assets, income and loss for the said period.

Deloitte Touche Tohmatsu and its engagement partners have no interest in the Company which shall be disclosed pursuant to the provisions of the Certified Public Accountants Law.

Consolidated Financial Statements

(From July 1, 2006 to June 30, 2007)

1. Matters Concerning IXI Co., Ltd.

(1)	Summary of operation for the current consolidated accounting year

IXI Co., Ltd. (“IXI”) filed for civil rehabilitation proceedings to the Osaka District Court on January 21, 2007. The court decided to begin civil rehabilitation proceedings on January 29, 2007. Since then, IXI has also been under the control of the trustee in bankruptcy who is authorized to exercise IXI’s business, and control and dispose of IXI’s property. Accordingly, IXI has been no longer a consolidated subsidiary of the Company. IXI seemingly submitted a rehabilitation plan on August 10, 2007 and was still under the control of the trustee in bankruptcy as of August 23, 2007. IXI had failed to submit a semiannual report (six months from April 1, 2006 to September 30, 2006) of the accounting year ended March 31, 2007 in time to the Financial Service Agency and has been delisted from the Tokyo Stock Exchange. Furthermore, Osaka District Public Prosecutor's Office has begun to investigate IXI on a charge of illegal transactions. In the course of the investigation, some mass media reported that IXI had been probably involved in fictitious circular transactions and indebted for a large off-the-book amount. The Company considers that those illegal transactions and window-dressing operations are probably true. The Company completed the transfer of all of its shares of IXI to a third party on March 29, 2007.

(2)	Treatment in presenting consolidated financial statements for the current consolidated accounting year

As mentioned above, IXI has been no longer a consolidated subsidiary of the Company. However, since IXI was a consolidated subsidiary of the Company until December 31, 2006 (closing of the current interim accounting period), IXI’s provisional closing of accounts for the six months from July 1, 2006 to December 31, 2006 (current interim accounting period) will have impacts, among the consolidated financial statements, on the consolidated statement of income and the consolidated statement of changes in shareholders’ equity, etc., except the consolidated balance sheet, for the current accounting year of the Company.

However, IXI, which had failed to submit a semiannual report in time to the Financial Service Agency and has been delisted from the Tokyo Stock Exchange, was unable to conduct provisional closing of accounts. Accordingly, the Company treated as if the Company incurred neither income nor loss from IXI in the consolidated financial statements for the current consolidated accounting year.

(3)	Impacts on the 12th term (July 1, 2007 to June 30, 2008) and onward

Progress in IXI’s civil rehabilitation proceeding and its closing of accounts are unlikely to have impacts on the consolidated financial statements of the Company for the 12th term and onward.

2. Consolidated Balance Sheet (as of June 30, 2007)

(Thousands of yen)

Account item	Amount
(Assets)
Current assets	9,987,129
Cash and deposits	4,872,048
Notes and accounts receivable-trade	2,883,129
Inventories	583,728
Prepaid expense	1,444,694
Advance payments	6,686
Other current assets	227,135
Allowance for doubtful accounts	(30,293)

Fixed assets	8,750,157
Tangible fixed assets	647,247
Buildings and structures	441,983
Machinery and transportation equipment	13,864
Tools, furniture and fixtures	1,057,805
Accumulated depreciation	(889,794)
Construction in progress	23,388
Intangible fixed assets	1,802,327
Goodwill	1,678,903
Other intangible fixed assets	123,423
Investment and other assets	6,300,583
Investment in securities	2,486,121
Stock of affiliated companies	3,200,134
Guarantee deposits	538,318
Other investment and other assets	84,062
Allowance for doubtful accounts	(8,053)

Total assets	18,737,286

(Liabilities)
Current liabilities	7,114,885

Notes and accounts payable-trade	1,409,682
Short-term borrowings	4,621,482
Accounts payable-other	415,166
Reserve for bonuses	28,428
Reserve for bonuses to officers	35,000
Reserve for sales return	2,241

Reserve for loss on orders received	2,187
Reserve for discount points	12,814
Estimated liabilities for after-sale services	3,000
Other current liabilities	584,882
Long-term Liabilities	412,253

Bonds with stock acquisition rights	69,982
Long-term borrowings	8,980
Reserve for retirement benefits	296,647
Reserve for retirement benefits for officers	22,111
Other long-term liabilities	14,532

Total liabilities	7,527,139

(Net Assets)
Shareholders’ equity	9,596,839
Common stock	9,465,473
Capital surplus	14,029,263
Retained earnings	(13,889,890)
Treasury stock	(8,007)
Valuation and translation adjustments	22,098
Net unrealized gains on other securities	3,530
Foreign currency translation adjustment	18,568
Minority interests	1,591,209

Total net assets	11,210,147

Total liabilities and net assets	18,737,286

3. Consolidated Statement of Income (from July 1, 2006 to June 30, 2007)

(Thousands of yen)

Account item	Amount
Net sales		15,354,109
Cost of sales		12,030,543

Gross profit		3,323,565
Selling, general and administrative expenses		4,699,815

Operating loss		1,376,249
Non-operating income		743,239
Interest and dividends income	18,702
Commission income	24,362
Amortization of goodwill	6,397
Equity in earnings	615,149
Miscellaneous income	78,627
Non-operating expenses		191,825
Interest expense	68,893
Stock issue expense	2,315
Amortization of bond issue expenses	6,739
Commission paid	43,426
Loss from investment in partnership	35,811
Miscellaneous losses	34,639
Ordinary loss		824,834

Extraordinary gains		968,912
Gain on sales of fixed assets	484
Gain on sales of investment securities	97,662
Gain on sales of investments in subsidiaries and affiliates	764,537
Reversal of allowance for doubtful accounts	4,376
Other extraordinary gains	101,852
Extraordinary losses		15,832,335
Loss on sales and disposal of fixed assets	46,942
Impairment loss	85,446
Loss on valuation of investment securities	151,495
Loss on changes in holding ratios of subsidiaries and affiliates	36,908
Loss on valuation of investments in subsidiaries and affiliates	14,380,332
Amortization of goodwill	1,083,721
Loss on valuation of inventories	31,089
Other extraordinary losses	16,399

Loss before income taxes and minority interests		15,688,257
Income taxes-current		386,207
Income taxes-deferred		50,469
Minority interests		139,403

Net loss		16,264,338

4. Consolidated Statement of Changes in Shareholders’ Equity, etc. (from July 1, 2006 to June 30, 2007)

(Thousands of yen)

	Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at July 1, 2006	9,444,404	12,500,453	3,415,119	(7,623)	25,352,353
Changes during the consolidated accounting year
New issue of stock	21,069	1,528,810	—	—	1,549,879
Dividends from surplus	—	—	(237,723)	—	(237,723)
Net loss	—	—	(16,264,338)	—	(16,264,338)
Acquisition of treasury stock	—	—	—	(384)	(384)
Changes in shareholders’ equity resulting from reduction of subsidiaries	—	—	(802,947)	—	(802,947)
Total changes during the consolidated accounting year	21,069	1,528,810	(17,305,009)	(384)	(15,755,513)
Balance at June 30, 2007	9,465,473	14,029,263	(13,889,890)	(8,007)	9,596,839

(Thousands of yen)

	Valuation and translation adjustments		Minority interests
	Unrealized gains/losses on other securities	Foreign currency translation adjustment
Balance at July 1, 2006	37,155	10,723	7,578,719
Changes during the consolidated accounting year
Changes in shareholders’ equity resulting from reduction of subsidiaries	(611)	589	(6,270,066)
Changes in items other than shareholders' equity (net)	(33,013)	7,254	282,556
Total changes during the consolidated accounting year	(33,625)	7,844	(5,987,510)
Balance at June 30, 2007	3,530	18,568	1,591,209

5. Notes to Consolidated Financial Statements

1.	Basis of Presenting Consolidated Financial statements

(1)	Scope of consolidation

Number of consolidated subsidiaries and names of major consolidated subsidiaries

Number of consolidated subsidiaries: 23

Names of major consolidated subsidiaries:

IRI Commerce and Technology, Inc.

IRI Ubiteq, Inc.

FiberTech Co., Ltd.

Produce on Demand, Inc.

IRI Finance and Technology Asia Ltd.

IXI Co., Ltd. (Note 3)

IID, Inc.

Saver Corporation (Note 1)

Global Knowledge Network Japan, Ltd. (Note 2)

Notes:	1.	The Company acquired all the shares issued of Saver Corporation as a wholly-owned consolidated subsidiary through share-for-share exchange during the consolidated accounting year.

	2.	The Company acquired Global Knowledge Network Japan, Ltd. as a consolidated subsidiary by exercising stock acquisition rights and acquiring 73.12% of the shares issued and outstanding during the consolidated accounting year.

	3.	Matters Concerning IXI Co., Ltd. are as stated in (2) Treatment in presenting consolidated financial statements for the current accounting year of 1. Matters Concerning IXI Co., Ltd, at the top of the Consolidated Financial statements.

Names of non-consolidated subsidiaries and reasons for non-consolidation

Non-consolidated subsidiaries:

Internet GIS Inc. (Note)

Ubiteq Solutions Vietnam, Ltd.

Note: The Company liquidated Internet GIS Inc. during the current consolidated accounting year.

Reasons for non-consolidation:

Since the total assets, net sales, net income/loss, retained earnings, etc. of the non-consolidated subsidiaries do not have significant impacts on the consolidated financial statements, they are not included in consolidation.

(2)	Application of equity method

Number of non-consolidated subsidiaries or affiliates to which equity method is applied and their names

Number of equity method companies: 11

Major equity method companies:

Bell Heart, Inc.

Mobile Internet Capital Inc.

SHANGHAI JIALU

Japan Internet Exchange Co., Ltd.

BroadBand Tower, Inc.

(3)	Summary of Significant Accounting Policies

Valuation standard and method for significant assets

i)	Securities:

Other securities

Securities with market quotations:

Securities with fair market value are stated at fair market value based on the quoted market prices as of the accounting year end.

Valuation differences are directly charged or credited to net assets and cost of securities sold is computed by the moving-average method.

Securities without market quotations:

Securities without fair market value are stated at cost being determined by the moving-average method.

The Company posted an amount, as the amount of investments, which is equivalent to its equity of the assets of investment partnerships, and posted net income/loss, as net income/loss for the accounting year, which is equivalent to its equity of the net income/loss in the closing account of the investment partnerships prescribed in the investment partnership agreements (net method).

ii)	Inventories:

Merchandise, products and raw materials:

Carried chiefly by gross average method.

Work in process:

Carried chiefly by specific control method.

Supplies:

Carried chiefly by gross average method.

Depreciation method of significant depreciable assets

i)	Depreciation method for fixed assets

Tangible assets: Depreciation methods and depreciation periods are as follows.

Buildings and structures:

Chiefly declining balance method (10 to 31 years)

Machinery and transportation equipment:

Declining-balance method (10 years)

Tools, furniture and fixtures:

Declining-balance method (4 to 15 years)

Some of the subsidiaries posted tangible assets, acquired on and after April 1, 2007, in declining-balance method pursuant to the revised Corporation Tax Law.

Intangible assets: Depreciation methods and depreciation periods are as follows.

Goodwill:

Straight-line method ( 1 to 20 years)

Software:

Software for internal use is amortized by straight-line method over the expected available periods within 5 years.

ii)	Treatment of deferred assets

         Bond issue expense:         Amortized equally over 3 years.

         Stock issue expense:         Posted as expense at full value upon issuance.

Accounting for significant allowances

i)	Allowance for doubtful accounts

General allowances are provided using a rate determined by past bad debts experience and also specific allowances are provided for the estimated amounts considered to be uncollectible after reviewing individual collectability of certain doubtful accounts.

ii)	Reserve for bonuses

To provide for payment of bonuses to employees, accrued bonuses are recorded as the amount expected to be paid.

iii)	Reserve for bonuses to officers

To provide for payment of bonuses to officers, accrued bonuses are recorded as the amount expected to be paid.

iv)	Reserve for sales return

Loss on sales return (estimated) is posted based on a rate determined by past sales return experience, to prepare for loss expected from sales return.

v)	Reserve for loss on orders received

Loss on contract orders (estimated) is posted against those in which cost to be incurred is likely to exceed the order value, in order to prepare for loss from order contracts received.

vi)	Reserve for discount points

An amount on use of discount points (estimated) is posted against transactions with discount points for incentive purpose.

vii)	Estimated liabilities for after-sale services

An amount of non-charged service that is likely to occur after sales is posted based on a rate determined by past occurrence experience.

viii)	Reserve for retirement benefits

To provide retirement benefits with employees of subsidiaries with a retirement benefit scheme, allowance for retirement benefits is recorded based on the projected retirement benefit obligations and related pension assets of the current consolidated accounting year end.

ix)	Reserve for retirement benefits for officers

Subsidiaries with the bylaws have made a policy of recognizing an allowance, to provide for retirement benefit payments to officers, in the amount payable at each accounting year-end in accordance with the bylaws of the subsidiaries.

Additional basis of presenting consolidated financial statements

i)	Accounting for leases

Financial leases other than those that are deemed to transfer the ownership of the leased property to the lessee are accounted for as operating leases.

ii)	Accounting for consumption tax

Consumption tax is accounted for by the tax exclusion method.

Consumption tax on non-deductible assets is posted as expense incurred during the fiscal year.

(4)	Valuation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are valued at market value method.

2. Changes in significant accounting policies

Some of the subsidiaries posted depreciable assets, acquired on and after April 1, 2007, in the depreciation method specified in the revised Corporation Tax Law (Law Concerning Partial Revision of the Income Tax Law (Law No. 6, March 30, 2007) and the Law Concerning Partial Revision of the Enforcement Regulations of the Corporation Tax Law (Government Ordinance No.83, March 30, 2007)). However, their impacts on the income and loss were minor and negligible.

3. Notes to Consolidated Balance Sheets

(1)	Amounts less than one thousand yen are rounded down to the nearest thousand yen.

(2)	Assets pledged as collateral

Assets pledged as collateral are as follows:

Notes and accounts receivable-trade (Note 1)	89,562 thousand yen
Stock of affiliated companies (Note 2)	1,639,243 thousand yen
Guarantee deposits	104,962 thousand yen

Corresponding liability

Short-term borrowings	4,597,318 thousand yen

Notes: 1.	Corresponding to lease liability of 352,000 thousand yen

2.	Stocks of subsidiaries and affiliates are as follows:

IRI Ubiteq, Inc.	14,350 shares
BroadBand Tower, Inc.	37,300 shares

The book value of stock of IRI Ubiteq, Inc. is traded off in consolidation with account items of shareholders’ equity.

4. Notes to Consolidated Statement of Income

(1)	Amounts less than one thousand yen are rounded down to the nearest thousand yen.

(2)	“Loss on valuation of investments in subsidiaries and affiliates,” which falls on extraordinary loss, is the loss from valuation of stocks of IXI, which had been a consolidated subsidiary of the Company until December 31, 2006, as stated in (2) Treatment in presenting consolidated financial statements for the current accounting year in 1. Matters Concerning IXI Co., Ltd., at the top of the Consolidated Financial statements.

5. Notes to Consolidated Statement of Changes in Shareholders’ Equity, etc.

(1)	Amounts less than one thousand yen are rounded down to the nearest thousand yen.

(2)	Class and total number of shares issued

Class of shares	Number of shares at end of preceding consolidated accounting year	Increase during current consolidated accounting year	Decrease during current consolidated accounting year	Number of shares at end of current consolidated accounting year
Common stock (shares)	475,511.49	11,587.00	—	487,098.49

Note:	The increase in the number of shares outstanding stemmed from share-for-share exchanges and issuances of new shares upon exercises of stock warrants and stock acquisition rights (as stock options).

(3)	Dividends from surplus for the current consolidated accounting year

Resolution	Class of shares	Source of dividends	Total of dividends (thousand yen)	Dividends per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders on September 26, 2006	Common stock	Retained earnings	237,723	500	June 30, 2006	September 27, 2006

(4)	Number of shares to be issued or transferred upon exercise of stock acquisition rights (those under the period for exercise of such rights) at the end of the current consolidated accounting period

Stock option (stock acquisition rights):	13,194 shares
Stock warrants pursuant provision of Article 280-19 of the former Commercial Code of Japan	3,268 shares

(5)	“Changes in shareholders’ equity resulting from reduction of subsidiaries,” which falls on changes during the current consolidated accounting year, are the changes resulting from the fact that IXI is no longer a consolidated subsidiary of the Company, as stated in (2) Treatment in presenting consolidated financial statements for the current accounting year in 1. Matters Concerning IXI Co., Ltd., at the top of the Consolidated Financial statements.

6. Per Share Information

(1) Net assets per share	19,750.19 yen

Net assets per share are computed based on the following:

Total in NET ASSETS section of consolidated balance sheet	11,210,147 thousand yen

Amount subtracted from NET ASSETS section	1,591,209 thousand yen
(Minority interests	1,591,209 thousand yen	)

Number of shares outstanding at year-end	487,030.12 shares

* The number of shares outstanding at the end of the term does not include the number of shares of treasury stock.

(2) Net loss per share	33,492.56 yen

Net loss per share is computed based on the following:

Net loss in consolidated statement of income	16,264,338 thousand yen
Average number of shares for the term	485,610.47 shares

* The average number of shares for the term is computed by subtracting the average number of shares of treasury stock from the average number of shares outstanding for the term.

7. Important Subsequent Events

Changes in subsidiaries and affiliates

To focus all of its corporate resources on IT business, the principal business of the IRI Group, the Company concluded an agreement on July 9, 2007 in which all the shares of consolidated subsidiary FiberTech Co., Ltd. held by the Company shall be transferred. As a result, the Company has called off the parent-subsidiary relation with FiberTech since July 10, 2007, the stock transfer date. A summary of the agreement is as follows:

• Summary of the subsidiary to be transferred:
Trade name:	FiberTech Co., Ltd.
Location:	21 Kanda-Nishikicho 3, Chiyoda-ku, Tokyo
Representative:	Shinya Miike
Date of foundation:	October 15, 1998
Lines of business:	Development, manufacture, and marketing of medical instruments centering on super-thin-diameter endoscopes

• Summary of the transfer agreement
Transferee:	Fujikura Ltd.	39,683 shares
	Shinya Miike	1,000 shares
Transfer price:		834,753 thousand yen
Gain from transfer of business:		475,527 thousand yen

Accounting Auditor’s Report on Consolidated Financial Statements (copy)

Independent Auditor’s Report

August 23, 2007

Internet Research Institute, Inc.

The Board of Directors

Deloitte Touche Tohmatsu

    Designated and Engagement Partner CPA

    Takashi Inoue (seal)

    Designated and Engagement Partner CPA

    Yasufumi Mitomi (seal)

Pursuant to Article 444 Paragraph 4 of the Company Law, we have audited the consolidated financial statements, that is, the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders’ equity, etc., and the notes to consolidated financial statements of Internet Research Institute, Inc., for the consolidated accounting year from July 1, 2006 to June 30, 2007. These consolidated financial statements are the responsibility of the Company's management.

We conducted our audit, except the IXI case stated below, in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free of material misstatement. The audit included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

As stated in (2) Treatment in presenting the consolidated financial statements for the current accounting year in 1. Matters Concerning IXI Co., Ltd., of the Consolidated Financial statements, IXI Co., Ltd. was a consolidated subsidiary of the Company until December 31, 2006. Accordingly, the provisional closing account of IXI Co., Ltd. until the said date will have impacts on the consolidated financial statements, that is, the consolidated statement of income, the consolidated statement of changes in shareholders’ equity, etc., and the notes to consolidated financial statement, except for the consolidated balance sheet, for the current consolidated accounting year of the Company.

However, IXI Co., Ltd. had been unable to conduct provisional closing of accounts for the current accounting year, which was the basis for the consolidated financial statements. Accordingly, we were unable to obtain a reasonable basis for providing our opinions on the consolidated financial statements in relation to the accounting records of IXI Co., Ltd. that consist of the above-mentioned consolidated financial statements.

Therefore, considering the significance of the impacts of the IXI case on the consolidated financial statements mentioned above, we have decided to provide no opinions whether the consolidated financial statements fairly present the assets, income and loss of the business group, consisting of Internet Research Institute, Inc. and its consolidated subsidiaries, for the said period.

Deloitte Touche Tohmatsu and its engagement partners have no interest in the Company which shall be disclosed pursuant to the provisions of the Certified Public Accountants Law.

Board of Corporate Auditors’ Report (copy)

Corporate Auditors’ Report

The Board of Corporate Auditors, following audit reports prepared by each Corporate Auditor concerning Directors’ execution of assignments for the 11th fiscal term from July 1, 2006 to June 30, 2007, prepared this Audit Report after deliberation and hereby submit it as follows:

1. Methods of Auditing Conducted by Corporate Auditors and the Board of Corporate Auditors and Their Descriptions

In accordance with the auditing policies and allocation of duties determined, the Board of Corporate Auditors received reports on the execution of audit from individual Corporate Auditors as well as reports on the execution of duties from Directors and Accounting Auditors and, when necessary, requested explanations from them.

In accordance with the auditing policies and allocation of duties determined by the Board of Corporate Auditors, each Corporate Auditor exerted oneself to communicate with Directors, employees at the internal audit section and related sections, to collect information, and to arrange the circumstances necessary for audit; attended Board of Directors’ meetings and other important meetings, received reports on the execution of duties from Directors and employees and, when necessary, requested explanations from them; examined important decision papers; and investigated the business operations and properties. Furthermore, individual Corporate Auditors audited and inspected resolutions made by the Board of Directors and their resulted institutional systems (internal control systems), which are prescribed in Article 100 Paragraphs 1 and 3 of the Ordinance of Enforcement of the Corporation Company Law for the purpose of ensuring the system that makes Directors' execution of duties comply with laws and the Articles of Incorporation as well as ensuring the appropriateness of business operations of the Company. Concerning subsidiaries, individual Corporate Auditors exerted themselves to communicate with directors and corporate auditors of subsidiaries to exchange information and, when necessary, received reports on business from subsidiaries. The audit found that IXI Co., Ltd. (“IXI”) had probably involved in, so-called, circular transactions, in its operating transactions. IXI's Board of Directors filed for civil rehabilitation proceedings on January 21, 2007 to the Osaka District Court. The Board of Corporate Auditors had hearings from Directors of the Company on the investigation of the circular transactions. However, since the judicial branch began to investigate the IXI case, the Board of Corporate Auditors was unable to have direct investigation of the case.

Based on the methods mentioned above, Corporate Auditors and the Board of Corporate Auditors examined the business report and supplementary schedules for the fiscal year involved.

Furthermore, the Board of Corporate Auditors monitored and inspected the Accounting Auditors for their independence from the Company and for the execution of appropriate auditing, received reports on the execution of duties from the Accounting Auditors and, when necessary, requested explanations from them. In addition, the Board of Corporate Auditors received a report from the Accounting Auditors on the improvement of the “system that ensures the appropriate execution of duties” (matters prescribed in the provisions of Article 159 of the Ordinance of Enforcement of the Corporation Company Law) pursuant to the audit quality control standards (October 28, 2005 by Business Accounting Council) and, when necessary, requested explanations from them.

Based on the methods mentioned above, the Board of Corporate Auditors examined the non-consolidated financial statements for the current fiscal year (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in shareholders' equity, etc., notes to non-consolidated financial statements) and their supplementary schedules, and the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in shareholders' equity, etc., and notes to consolidated financial statements).

2. Results of Audit

(1)	Result of auditing the business reports

i)	The business report (not including the part of the accounting) and its supplementary schedules present fairly the financial position and the results of operations of the Company in conformity with the related laws, regulations and the Articles of Incorporation of the Company.

ii)	Regarding the execution of duties by Directors, there were no instances of misconduct or material matters in violation of the laws and regulations, nor the Articles of Incorporation of the Company.

iii)	The resolutions on the internal control systems, made by the Board of Director, were appropriate. There were no instances of misconduct or material matters, conducted by Directors, in their exercise of duties for internal control systems.

(2)	Results of auditing the financial statements and their supplementary schedules

The auditing methods implemented by Deloitte Touche Tohmatsu and their results were appropriate.

(3)	Results of auditing consolidated financial statements

The auditing methods implemented by Deloitte Touche Tohmatsu and their results were appropriate.

August 23, 2007

Board of Corporate Auditors, Internet Research Institute, Inc.

Full-time Corporate Auditor

Naoshi Shima (seal)

Corporate Auditor

Toshitada Kobayashi (seal)

Corporate Auditor

Tetsunori Chiba (seal)

Corporate Auditor

Shinichiro Ozeki (seal)

Note:	Full-time Corporate Auditor Naoshi Shima, Corporate Auditor Toshitada Kobayashi, Corporate Auditor Tetsunori Chiba, and Corporate Auditor Shinichiro Ozeki are Outside Corporate Auditors prescribed in Article 2 Item 16 and Article 335 Paragraph 3 of the Company Law.

Reference Documents for the General Meeting of Shareholders

Proposals and references

Proposal No. 1: Approval of the Financial Statements for the 11th Fiscal Term (from July 1, 2006 to June 30, 2007)

The details of the proposal are provided in “Non-Consolidated Financial Statements” in the above.

The status of IXI Co., Ltd. (hereinafter referred to as “IXI”), our former subsidiary, is as explained in Business Report (“1. Matters Concerning the Current State of the Corporate Group” (1) Results of Operations).

As a result of our former interest in IXI, our Company recorded valuation loss of 14,380 million yen from IXI shares as of end of the interim term (interim term ended December 31, 2006) in the non-consolidated statement of accounts. Because relevant parties from IXI have testified that IXI engaged in fictitious circular transactions in earlier years as well, it has been pointed out that the stock value may have been impaired from the date IRI obtained IXI shares through the TOB of August 2005. As it cannot be determined whether it is appropriate to record valuation loss only on the current interim report, the Company accepted the Audit Report where the accounting auditor did not state any opinion for the interim term of the fiscal year ended June 30, 2007. The interim report has been submitted with this Audit Report.

The Company’s shares were delisted on June 24, 2007 in accordance with a ruling by Tokyo Stock Exchange, Inc., based on the omission of any statement of opinion of the Accounting Auditor in the interim and third quarterly statements of accounts.

Under these circumstances, IRI’s Board of Directors approved the Financial Statements for the 11th Fiscal Term under Article 436, Paragraph 3 of the Company Law. At the final audit for the fiscal term ended June 30, 2007, however, the Company once more received an Audit Report without a statement of opinion from the Accounting Auditor. The Company therefore plans to submit this proposal in accordance with Article 438, Paragraph 2 of the Company Law.

All of the IXI shares owned by IRI were transferred to third parties as of March 29, 2007. Therefore, the Company expects there will be no impact of this on the profit and loss statements of IRI for the 12th fiscal term onwards, regardless of whether IXI’s closing of accounts will be modified.

Proposal No. 2: Approval of Share-for-Share Exchange (Kabushiki-Kokan) Agreement between IRI and ORIX Corporation

1. Reasons for the share-for-share exchange

IRI is a R&D-based IT venture company with core operations as a provider of basic technologies for the Internet. Since its establishment in 1996, IRI has been leading the way in technological innovations in the fields of broadband and mobile, data centers, ubiquitous networks, and the processing and distribution of digital content. IRI has recently been developing business activities focused on the integration of communication and broadcasting fields, as well as highly dependable, fault-tolerant computer networks based on next-generation Internet technologies.

Since its establishment in 1964, ORIX has been providing innovative financial products and services to both corporate and individual customers, while pursuing opportunities within the Japanese financial markets and new businesses. ORIX began its overseas business with an expansion into Hong Kong in 1971, then developed leasing operations throughout Southeast Asia. ORIX now operates in 25 countries and regions, including the United States, Europe, and the Middle East, with focuses on a diverse array of operations in each country.

The advancement of globalization and IT within financial markets has changed the dimensions of financial services on a global scale and at a rapid pace. As the mounting wave of borderless business approaches, we must never perceive the changes in the business climate as threats, but as opportunities to be aggressively pursued.

Although IRI and ORIX operate in the different fields of IT and finance, these two firms share common histories and DNA as creators of new businesses and contributors to society in their respective fields. We believe that through this consolidation, each company will gain assets, resources, and know-how that it could not gain individually. This will create new added value, expand customer services, and lead to significant advancements in operations.

2. Details of the Share-for-Share Exchange Agreement

The text of the Share-for-Share Exchange Agreement concluded on June 21, 2007 between IRI and ORIX Corporation is presented below.

Share-for-Share Exchange Agreement (copy)

ORIX Corporation (hereinafter referred to as “ORIX”) and Internet Research Institute, Inc. (hereinafter referred to as “IRI”) conclude this share-for-share exchange (kabushiki-kokan) agreement (hereinafter referred to as the “Agreement”) as follows:

Article 1 (Share-for-share exchange)

ORIX and IRI shall conduct a share-for-share exchange under which ORIX shall become the wholly owning parent company of IRI, and IRI shall become the wholly owned subsidiary of ORIX (hereinafter referred to as the “Share-for-Share Exchange”). Therefore, the wholly owning parent company of the Share-for-Share Exchange and the wholly owned subsidiary of the Share-for-Share Exchange shall be as follows:

(1)	Wholly owning parent company of the Share-for-Share Exchange

(Company name) ORIX Corporation

(Address) 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo

(2)	Wholly owned subsidiary of the Share-for-Share Exchange

(Company name) Internet Research Institute, Inc.

(Address) 1-26-2 Nishi Shinjuku, Shinjuku-ku, Tokyo

Article 2 (Shares to be delivered under Share-for-Share Exchange)

1.	Upon execution of the Share-for-Share Exchange, ORIX will issue ORIX’s common shares in a number equal to the number of common shares of IRI owned by all of the shareholders (excluding ORIX) indicated or recorded in IRI’s latest register of shareholders (including the register of beneficial shareholders, if any; the same shall apply hereinafter) as of the day one day prior to the date the Share-for-Share Exchange comes into effect (hereinafter referred to as the “Effective Date”) multiplied by 0.667.

2.	Upon execution of the Share-for-Share Exchange, ORIX will allocate ORIX’s common shares issued in accordance with the preceding Paragraph at a ratio of 0.667 common shares of ORIX for each IRI share owned by the shareholders (excluding ORIX) indicated or recorded in IRI’s latest registry of shareholders as of the day one day prior to the Effective Date, to such shareholders.

Article 3 (Amount of capital stock and reserves to be increased)

The amount of ORIX’s capital stock and reserves to be increased upon execution of the Share-for-Share Exchange will be as follows:

(1)	Capital stock: There will be no increase of capital stock.

(2)	Capital reserve: Amount determined by ORIX in accordance with Article 68, Paragraph 1, Item 2-“ro”(2) of the Corporate Calculation Regulations.

(3)	Retained earnings reserve: There will be no increase of retained earnings reserve.

Article 4 (Treatment of stock acquisition rights, etc.)

1.	IRI shall endeavor to the maximum extent to have all outstanding stock acquisition rights and stock warrants (hereinafter referred to as the “Stock Acquisition Rights”) forfeited through waivers, free acquisitions, or other means by the day immediately preceding the Effective Date.

2.	IRI shall determine the procedures and conditions for the forfeiture of Stock Acquisition Rights stipulated in the preceding Paragraph upon prior discussion and agreement with ORIX.

3.	ORIX’s stock acquisition rights will not be distributed to the holders of IRI’s stock acquisition rights as replacements for IRI’s stock acquisition rights upon the Share-for-Share Exchange.

Article 5 (Effective Date)

The Effective Date of the Share-for-Share Exchange shall be November 1, 2007. It shall be provided, however, that this may be altered upon mutual discussion between ORIX and IRI if necessary for procedural purposes related to the Share-for-Share Exchange or for other reasons (including cases where procedures required under the U.S. Securities Exchange Law or other applicable laws are not completed; the same shall apply hereinafter).

Article 6 (General Meeting of Shareholders for approval of the Share-for-Share Exchange Agreement)

1.	IRI will seek a resolution for the approval of this Agreement and on matters required for the Share-for-Share Exchange at IRI’s Ordinary General Meeting of Shareholders scheduled to be held on September 26, 2007 (hereinafter referred to as the “General Meeting of Shareholders for the Approval”). It shall be provided, however, that the date of the General Meeting of Shareholders for the Approval may be altered upon discussion between ORIX and IRI if necessary for procedural purposes related to the Share-for-Share Exchange or for other reasons.

2.	ORIX is scheduled to execute the Share-for-Share Exchange under this Agreement without the approval of its General Shareholders’ Meeting in accordance with the provision of Article 796, Paragraph 3 of the Company Law.

Article 7 (Management of Corporate Property)

1.	Unless otherwise provided for in this Agreement, ORIX shall pursue its business and maintain and manage its property with the duty of care of a prudent manager from the date of conclusion of this Agreement until the day immediately preceding the Effective Date.

2.	IRI understands that the smooth execution of the Share-for-Share Exchange hinges on its effort to maintain its business and the value of its assets from the date of conclusion of this Agreement. Unless otherwise provided for in this Agreement, IRI shall therefore pursue its business and maintain and manage its property within the extent of its normal business with the duty of care of a prudent manager from the date of conclusion of this Agreement until the day immediately preceding the Effective Date, and shall not perform any acts that may materially alter or affect its property or rights and obligations (including transfer and acquisition of significant assets, and borrowing of funds), without the prior approval of ORIX in writing.

3.	After the conclusion of this Agreement, IRI shall not distribute its surplus on any record date falling before the Effective Date.

Article 8 (Amendment of the terms of the Share-for-Share Exchange and termination of this Agreement)

If it is deemed difficult from a practical point of view to pursue the procedures for the Share-for-Share Exchange during the period from the date of conclusion of this Agreement to the Effective Date as the result of any material change in the condition of assets or financial status of either ORIX or IRI attributable to acts of God, etc., permission and notification requirements (including those based on foreign law), or other factors, each party shall immediately notify the other party thereof and may amend the terms of the Share-for-Share Exchange, amend the details of this Agreement, or terminate this Agreement in writing, upon discussion with the other party.

Article 9 (Invalidation of this Agreement)

This Agreement shall lose its effect if the approval at the General Meeting of Shareholders for the Approval or the approval of the competent authorities prescribed in the relevant laws cannot be obtained.

Article 10 (Matters not stipulated in this Agreement)

Any matters necessary for the execution of the Share-for-Share Exchange other than those stipulated in this Agreement shall be settled in line with the purpose of this Agreement and upon discussion in good faith between ORIX and IRI.

Article 11 (Governing law and jurisdiction)

This Agreement shall be governed by and construed in accordance with the laws of Japan. The Tokyo District Court shall be the court of exclusive and agreed jurisdiction of the first trial for all and any disputes in connection with this Agreement.

In witness whereof, ORIX and IRI have executed this Agreement in duplicate and affixed their names and seals, and each party shall retain one copy.

June 21, 2007

ORIX	ORIX Corporation 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo Yasuhiko Fujiki Representative Executive Officer (Seal)

IRI	Internet Research Institute, Inc. 1-26-2 Nishi-Shinjuku, Shinjuku-ku, Tokyo Hiroshi Fujiwara President and CEO (Seal)

3. Propriety of the consideration for the exchange of shares

(1)	Provisions on the number of shares issued upon the Share-for-Share Exchange, on the methods for calculating the number of such shares and for allocating such shares, and on matters related to the propriety of the total number or amount of consideration for the exchange of shares

The Company concluded the basic agreement on business consolidation with ORIX Corporation (hereinafter referred to as “ORIX”) on June 4, 2007 subject to the Share-for-Share Exchange, and then concluded the Share-for-Share Exchange Agreement on June 21, 2007. Upon execution of the Share-for-Share Exchange, 0.667 common shares of ORIX for each IRI share are to be allocated and issued to all of the IRI shareholders indicated or recorded in IRI’s latest registry of shareholders (including the registry of beneficial shareholders) except ORIX as of the day immediately preceding the Effective Date of the Share-for-Share Exchange (hereinafter referred to as the “Share Exchange Ratio”).

At the point of conclusion of the basic agreement, IRI received a proposal based on the calculation described below from ORIX’s side. Upon considering the offer from ORIX, an offer that greatly exceeded the market value at the point when it was made, and noting the need for swift action in view of IRI’s upcoming delisting, IRI decided to conclude a basic agreement with ORIX. IRI has since reviewed the details further with the view to concluding the Share-for-Share Exchange Agreement and, after negotiating other conditions, IRI has decided to conclude the Share-for-Share Exchange Agreement and to accept the Share Exchange Ratio in connection thereto.

ORIX has requested GCA Co., Ltd. (hereinafter referred to as “GCA”) to calculate the share exchange ratio as a third party financial adviser. GCA has used the market share price method for calculations regarding ORIX, and has made calculations using the closing share price of June 1, 2007 (business day one day prior to the date on which the two companies concluded the basic agreement on the consolidation; hereinafter the “Share Price Base Date) and the volume-weighted average share price of the period from May 11, 2007 (the day one day after the announcement of the annual results) to June 1, 2007 (the Share Price Base Date), the one month immediately prior to the Share Price Base Date (May 2, 2007 to June 1, 2007), and the three months immediately prior to the Share Price Base Date (March 2, 2007 to June 1, 2007). GCA has used both the similar company comparison method and adjusted net worth method for calculations regarding IRI. In making the evaluation by the similar company comparison method, GCA has considered IRI’s characteristics as a holding company by taking the share price ratio of similar listed companies with regard to the going concern value of IRI’s subsidiaries, and the market share price of IRI’s listed subsidiaries and related companies.

Although the common shares of IRI are listed on Mothers, the market share price method for IRI is used only as a reference, as IRI has been under surveillance and is scheduled to be delisted on June 24, 2007 (the market share price method for IRI is calculated for reference using the closing price on June 1, 2007 (Share Price Base Date) and the volume weighted average price from May 24, 2007 (the day after the announcement of the delisting post) to June 1, 2007 (the Share Price Base Date)).

The following shows the number of ORIX shares to be allocated for each IRI share, as calculated by GCA using various valuation methods.

Evaluation range of share exchange ratio
Similar company comparison method	0.657-0.686
Adjusted net worth method	0.535-0.721
Market share price method (reference)	0.192-0.216

ORIX has taken GCA’s calculation results into account, and ORIX and IRI have agreed, as a result of various negotiations and discussions, to conclude the Share-for-Share Exchange Agreement and the Share Exchange included therein. ORIX has received an opinion brief from GCA indicating that the Share Exchange Ratio is a reasonable ratio for the shareholders of ORIX from a financial point of view.

GCA is not related to IRI or ORIX.

(2)	The reason to select the asset type as the consideration for the exchange of shares

IRI and ORIX have selected the shares of ORIX, the wholly owning parent company of the Share-for-Share Exchange, as the consideration for the Share-for-Share Exchange. IRI expects that the allocation of ORIX shares to IRI’s shareholders upon execution of the Share-for-Share Exchange will enable IRI’s shareholders to enjoy shareholder value through growth of business as a result of synergic effects between the parent company and the subsidiary. Further, as ORIX shares have high liquidity, conversion into cash will be possible in the securities market. For these reasons, IRI has decided that the shares of ORIX will be appropriate as the consideration for the Share-for-Share Exchange.

(3)	Matters related to the propriety of the amount of capital stock and reserves of ORIX Corporation, the wholly owning parent company of the Share-for-Share Exchange

1)	The amount of capital stock and reserves of ORIX to be increased on implementation of the Share-for-Share Exchange will be as follows:

a.	Capital stock: There will be no increase of capital stock.

b.	Capital reserve: Amount determined by ORIX in accordance with Article 68, Paragraph 1, Item 2-“ro”(2) of the Corporate Calculation Regulations.

c.	Retained earnings reserve: There will be no increase of retained earnings reserve.

2)	The amount of capital stock and reserves set forth above is considered appropriate for the fulfillment of flexible capital strategies.

4. Matters for reference regarding the consideration for the exchange of shares

(1)	Provisions of Articles of Incorporation of ORIX Corporation, the wholly owning parent company of the Share-for-Share Exchange.

ARTICLES OF INCORPORATION OF ORIX CORPORATION

CHAPTER I. GENERAL PROVISIONS

ARTICLE 1. (Corporate Name)

The name of the Company shall be “ORIX Kabushiki Kaisha” (in English “ORIX CORPORATION”).

ARTICLE 2. (Purposes)

The purpose of the Company shall be to engage in the following business:

(1)	lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types;

(2)	lease, purchase and sale, ground preparation, development, maintenance and management of real property;

(3)	lending of money, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, and other financial business;

(4)	holding, investment in, management, purchase and sale of securities;

(5)	business of investment in and sale of commodities, and advisory service business relating to investment in commodities;

(6)	securities broker business

(7)	trust agreement agency business

(8)	business of sale of trust beneficiary rights

(9)	acting as an agent for collection of money and for calculation work of enterprises;

(10)	manufacture, processing, repair and sale of furniture, interior goods, transport machinery and equipment, etc.;

(11)	water transport, road transport of cargo, and warehousing;

(12)	transport business using cargo;

(13)	contracting for construction and civil engineering, and design and supervision thereof;

(14)	planning, developing and contracting for lease and sale of intangible property rights such as copyrights, industrial property rights, etc.;

(15)	information services, telecommunications, advertising and publishing business;

(16)	management of facilities for sports, lodging, medical treatment and social education, etc., management of restaurants, and tour business;

(17)	conducting cultural projects, sports, etc.;

(18)	business of dispatching workers to enterprises;

(19)	purchase and sale of antiques;

(20)	services relating to the collection, transportation and disposal of ordinary waste products and industrial waste products;

(21)	generation of electric power and supply of electricity;

(22)	brokerage, agency, investigation and consulting services for business relating to any of the preceding items, and pension consulting service;

(23)	non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and service related to soliciting life insurance;

(24)	investment advisory business relating to real estate, securities and other financial assets;

(25)	engaging in trust, banking and credit management and collection business operations, as a result of the acquisition of shares in a company engaged in those activities; and

(26)	any and all businesses incidental or related to any of the preceding items

ARTICLE 3. (Head Office)

The head office of the Company shall be located in Minato-ku, Tokyo.

CHAPTER II. SHARES

ARTICLE 4. (Total Number of Shares Authorized to be Issued)

The total number of shares authorized to be issued by the Company shall be 259,000,000.

ARTICLE 5. (Number of Shares that Constitute One Unit)

In relation to the shares issued by the Company, ten (10) shares of the Company shall constitute one (1) Unit with which a shareholder may exercise one (1) vote at a General Meeting of Shareholders.

ARTICLE 6. (Rights of Shares Less than One Unit)

A shareholder of the Company (including a Substantial Shareholder; hereinafter the same) may not, in relation to the shares that it holds that are less than one (1) Unit, exercise shareholder’s rights in relation thereto other than the rights set forth below:

(1)	The rights set forth in each item of Article 189 Paragraph 2 of the Company Law;

(2)	The right to make demands pursuant to the provisions of Article 166 Paragraph 1 of the Company Law;

(3)	The right to subscribe to Offering Shares and Offering Stock Acquisition Rights on a pro rata basis based upon the number of shares held by a shareholder; and

(4)	The right to make the demands provided under the immediately following article.

ARTICLE 7. (Demand for Sales by a Shareholder of Shares Less Than One Unit)

A shareholder of the Company may demand, in accordance with the provisions of the Share Etc. Handling Regulations that the Company sell to it the number of additional shares necessary to make the number of shares of less than one (1) Unit held by such shareholder, equal to one (1) Unit.

ARTICLE 8. (Administrator of the Register of Shareholders)

The Company shall have an Administrator of the Register of Shareholders.

2. The Administrator of the Register of Shareholders shall, on behalf of the Company, create and keep the Register of Shareholders (including Register of Substantial Shareholders; hereinafter the same), Register of Lost Share Certificates and Register of Stock Acquisition Rights and otherwise perform matters concerning the Register of Shareholders, Register of Lost Share Certificates and Register of Stock Acquisition Rights. The Company shall not perform such matters.

ARTICLE 9. (Issuance of Share Certificate and Shares Etc. Handling Regulations)

The Company shall issue share certificates pertaining to shares.

2. Notwithstanding the provisions of the preceding paragraph, the Company shall not issue share certificate pertaining to shares constituting less than 1 (one) Unit, provided, however, that this shall not apply to the extent Shares Etc. Handling Regulations provide otherwise.

3. The handling of shares and procedures for exercise of shareholders’ rights of the Company shall be in accordance with the Shares Etc. Handling Regulations as well as the applicable laws and ordinances and this Articles of Incorporation.

CHAPTER III. ORGANIZATIONS

Sub-Chapter 1. Organizations

ARTICLE 10. (Organizations)

The Company shall have the following organizations:

(1)	General Meeting of Shareholders;

(2)	Directors;

(3)	Board of Directors;

(4)	Nominating Committee, Audit Committee and Compensation Committee;

(5)	Executive officers and representative executive officers; and

(6)	Accounting auditor

Sub-Chapter 2. General Meeting of Shareholders

ARTICLE 11. (Holding of General Meeting of Shareholders)

An annual General Meeting of Shareholders shall be convened within a certain term following the end of each fiscal year and held in June of each year, and an extraordinary General Meeting of Shareholders shall be held at any time whenever necessary.

ARTICLE 12. (Record Date for Exercise of Voting Rights)

Those shareholders of the Company who are permitted to exercise their voting rights at an annual General Meeting of Shareholders to be convened after the completion of each fiscal year shall be those shareholders registered or recorded as having voting rights on the Register of Shareholders as of the end of the same fiscal year.

2. Notwithstanding the provisions of the preceding paragraph, the Company may choose a date other than the date specified in the preceding paragraph as the date as of which shareholders shall be registered or recorded as having voting rights on the Register of Shareholders in order to be able to exercise their voting rights at the annual General Meeting of Shareholders. In such a case, two (2) weeks’ prior public notice shall be given as to the chosen date.

ARTICLE 13. (Authorized Person to Convene a General Meeting of Shareholders and Chairman Thereat)

General Meetings of Shareholders shall be convened by a director determined in advance by a resolution of the Board of Directors meeting. Furthermore, the director designated in advance by a resolution of the Board of Directors meeting shall act as a chairman.

2. If the person determined in accordance with the preceding paragraph is unable to act, another director shall convene the General Meeting of Shareholders or act as a chairman, in accordance with the order so designated in advance by a resolution of the Board of Directors meeting.

3. The Company may deem that at the time of convocation of a General Meeting of Shareholders, information concerning the matters that should be contained or provided for in the reference documents for the General Meeting of Shareholders, business reports, financial statements and consolidated financial statements, audit reports and accounting audit reports, were provided to the shareholders by disclosing such information through use of the internet in accordance with applicable laws and ordinances.

ARTICLE 14. (Resolution of General Meeting of Shareholders)

Unless otherwise provided under applicable laws or ordinances or by the Company’s Articles of Incorporation, resolutions of the General Meetings of Shareholders shall be adopted by a majority of votes of the shareholders present at the meetings who are permitted to exercise their voting rights.

2. The special resolution provided in Article 309 Paragraph 2 of the Company Law shall be adopted by two-thirds or more of the votes of the shareholders present at a meeting at which shareholders who hold more than one-third of the voting rights held by all of the shareholders of the Company who are permitted to exercise their voting rights at the general meting of shareholders are present.

ARTICLE 15. (Vote by Proxy)

A shareholder may exercise his vote by proxy given to another shareholder, who has the right to vote. In such case the shareholder or the proxy must file with the Company a document evidencing his authority.

Sub-Chapter 3. Directors

ARTICLE 16. (Number of Directors)

There shall be no less than three (3) directors of the Company.

ARTICLE 17. (Election and Removal of Directors)

Directors shall be elected and removed by a resolution of the General Meeting of Shareholders.

2. The resolution of the General Meeting of Shareholders for election and removal of directors in the preceding paragraph shall be adopted by a majority of the votes of the shareholders present at a meeting at which shareholders who hold one-third or more of the voting rights held by all of the shareholders of the Company who are permitted to exercise their voting rights at the general meting of shareholders are present.

3. In case of election(s) of directors, cumulative voting shall not be used.

ARTICLE 18. (Term of Office of Directors)

Directors’ terms of office shall expire upon the conclusion of the annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after election of director.

2. The terms of office of directors elected as directors, to replace a director that left the office prior to expiration of such director’s term of office, or due to the increase of directors, shall be until the terms of office of the other directors expire.

Sub-Chapter 4. Board of Directors

ARTICLE 19. (Person who Convenes Meetings of the Board of Directors and Chairman)

Unless otherwise provided under applicable laws or ordinances, meetings of the Board of Directors shall be convened by the director designated in advance by a resolution of the Board of Directors meeting. Furthermore, the director designated in advance by a resolution of the Board of Directors meeting shall act as a chairman.

2. If the person determined in accordance with provisions of the preceding paragraph is unable to act, another director shall convene the Board of Directors meeting or act as a chairman, in accordance with the order they are so designated in advance by a resolution of the Board of Directors meeting.

ARTICLE 20. (Procedure for Convocation of Meetings of the Board of Directors)

The person convening the Board of Directors meetings shall, on or prior to third (3rd) days preceding the date of such Board of Directors meetings, send notice thereof to each director, provided, however, that in case of emergency, such period may be shortened.

2. Notwithstanding the provisions of the preceding paragraph, if there is a unanimous consent of the directors, the Board of Directors may hold a Board of Directors meeting without taking the procedure for convocation of meeting.

ARTICLE 21. (Resolution of Board of Directors Meeting)

Resolutions of the Board of Directors shall be adopted by a majority of the directors meetings present at meetings attended by a majority of the directors that may participate in making resolutions thereat.

ARTICLE 22. (Abbreviation of Resolutions of Board of Directors Meetings)

If a director proposes a matter for resolution by the Board of Directors meeting, and if the directors (to the extent capable of participating in the resolution of such matter) express their intensions to unanimously consent to such proposal in writing or electromagnetic record form, the Company shall deem such proposal approved by a resolution of the Board of Directors meeting.

ARTICLE 23. (Release of Directors’ and Executive Officers’ Liability)

If the directors and executive officers (including former directors and executive officers. Hereinafter collectively referred to as “Directors and Officers”) were without knowledge and were not grossly negligent in the performance of their duties, and upon determination by the Company after giving due consideration to content of the facts that caused the relevant liability, situations of the relevant Directors and Officers’ performance of their duties, and other circumstances that it is particularly necessary, the Company may by a resolution of the Board of Directors meeting release, to the extent of the maximum amount that may be released under the applicable laws and ordinances, the liability for damages of Directors and Officers arising from failure to perform their duties.

2. The Company may enter into an agreement with Outside Directors that provides that if such Outside Directors were without knowledge and were not grossly negligent in the performance of their duties, their liability for damages arising from failure to perform their duties shall be limited to the extent of the minimum amount of liability provided under the applicable laws and ordinances.

Sub-Chapter 5. Board Committees

ARTICLE 24 (Election Etc. of Committee Members)

Each Board Committee shall be composed of three (3) or more members.

2. The members of each Board Committee shall be elected from among the directors by a resolution of the Board of Directors meeting.

3. The majority of members of each Board Committee must be Outside Directors.

4. No member of the Audit Committee shall be an executive officer or an Operating Director of the Company or any of its subsidiaries or the accounting advisor (if the accounting advisor is a corporate body, the member thereof that performs such duties) manager or other employee of any of the Company’s subsidiaries.

ARTICLE 25. (Procedure for Convocation of Meetings of Committee)

Each Board Committee shall be convened pursuant to provisions of applicable laws and ordinances and the determinations made by the Board of Directors.

ARTICLE 26. (Resolution of Committee Meeting)

Each Board Committee resolution shall be made by a majority of the members at attendance at a Board Committee at which a majority of the members that can participate in making the relevant resolution attend.

2. Notwithstanding the preceding paragraph, a resolution to remove the Company’s accounting auditor at an auditor committee meeting must be made by a unanimous consent of the members of the audit committee.

Sub-Chapter 6. Executive Officers

ARTICLE 27. (Number of Executive Officers)

There shall be three (3) or more executive officers of the Company.

ARTICLE 28. (Election of Executive Officers)

Executive officers shall be elected by a resolution of the Board of Directors meeting.

ARTICLE 29. (Term of Office of Executive Officers)

An executive officer’s term of office shall expire upon the conclusion of the first Board of Directors meeting to be convened after the conclusion of the annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after election of executive officer.

2. The terms of office of executive officers elected as executive officers, to replace executive officers that left the office prior to expiration of such executive officer’s term of office, or due to the increase of executive officers, shall be until the terms of office of the other executive officers expire.

ARTICLE 30. (Election of Representative Executive Officers)

The Board of Directors shall elect one (1) or more representative executive officers from among the executive officers.

Sub-Chapter 7. Accounting Auditor

ARTICLE 31. (Election of Accounting Auditor)

The accounting auditor shall be elected by a resolution of a General Meeting of Shareholder.

ARTICLE 32. (Term of Office of Accounting Auditor)

Accounting auditor’s terms of office shall expire upon the conclusion of the annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after election of accounting auditor.

2. Unless otherwise specifically resolved at the annual General Meeting of Shareholders under the preceding paragraph, an accounting auditor shall be deemed to have been re-elected at the relevant annual General Meeting of Shareholders.

CHAPTER IV. ACCOUNTS

ARTICLE 33. (Fiscal Year)

The fiscal year of the Company shall be one (1) year commencing on the first day of April of each year and ending on the last day of March of the following year.

ARTICLE 34. (The Organization to determine Distribution of Dividends Etc. from Retained Earnings)

The Company may determine matters set forth in each item of Article 459, Paragraph 1, such as the distribution of dividends from retained earnings, which shall not be determined by a resolution of a General Meeting of Shareholders.

ARTICLE 35. (Record Date for Distribution of Dividends from Retained Earnings)

If the dividends from retained earnings as of the last day of the fiscal year are distributed within three (3) months therefrom, the Company shall treat shareholders or share pledgees registered or recorded on the Register of Shareholders as of the last day of the same fiscal year as the person having rights to receive such dividends.

ARTICLE 36. (Term of Expiration of Dividends)

Distributable Assets or other distributable assets shall not incur interest thereon. If the relevant distributed assets are not received within a full three (3) years from the date on which the distribution of relevant distributed assets became effective, the Company shall be released from its obligation to distribute such assets.

CHAPTER V. PUBLIC NOTICE

ARTICLE 37. (Method of Public Notice)

Public Notice by the Company shall be published in the “Nihon Keizai Shinbun”, published in Tokyo and Osaka City.

SUPPLEMENTARY PROVISIONS

As of the effective date of the Law concerning Transfer of Bonds, Shares Etc. (Law No. 75 of 2001), the title of Article 9 shall be amended to “Share Etc. Handling Regulations”, Paragraphs 1 and 2 of the same articles shall become null and void, and be deemed deleted, and Paragraph 3 of the same article shall become Paragraph 1. At the time of the amendment of the provisions of Article 9, this supplementary provision shall expire and be deemed deleted.

(2)	Matters related to the manner of conversion of consideration for the exchange of shares into cash

1)	Markets where the consideration for the exchange of shares is to be traded First Section of the Tokyo Stock Exchange, First Section of the Osaka Securities Exchange, New York Stock Exchange

2)	Corporation to act as an intermediary, broker, or agency in the trading of the consideration for the exchange of shares. Securities companies, registered financial institutions with qualification to act as professional intermediaries, and brokers or agencies in the trading of securities. All domestic securities companies, in principle, handle trading and are capable of carrying out conversion into cash in the securities markets in Japan.

(3)	Matters related to the market price of the consideration for the exchange of shares

Status of market price per share of the wholly owning parent company of the Share-for-Share Exchange (ORIX Corporation; hereinafter referred to as “ORIX”) to be allocated and issued upon the Share-to-Share Exchange is as follows:

1)	Closing share price on the last business day before IRI and ORIX concluded the basic agreement on the business consolidation (June 1, 2007; hereinafter referred to as the “Share Price Base Date”): ¥33,100

2)	Volume-weighted average share price from the day after ORIX announced its annual results (May 11, 2007) to the Share Price Base Date: ¥32,326

3)	Volume-weighted average share price for the one month immediately prior to the Share Price Base Date (May 2, 2007 to June 1, 2007): ¥32,489

4)	Volume-weighted average share price for the three months immediately prior to the Share Price Base Date (March 2, 2007 to June 1, 2007): ¥31,883

(4)	Balance Sheets of the wholly owning parent company of the Share-for-Share Exchange for the past five years (excluding the latest fiscal year)

ORIX Corporation, the wholly owning parent company of the Share-for-Share Exchange, has made an official announcement in accordance with the provisions of the relevant laws and regulations and submitted its Securities Reports (yukashoken-hokokusho) to the Prime Minister in accordance with the provisions of Article 24, Paragraph 1 of the Securities Exchange Law.

5.	Subsequent Events after the latest fiscal year of the wholly owned subsidiary of the Share-for-Share Exchange (IRI)

Subsequent Events after the latest fiscal year of the wholly owned subsidiary of the Share-for-Share Exchange (IRI) are as described in the Business Report in the above.

6.	Financial Statements for the latest fiscal year of the wholly owning parent company of the Share-for-Share Exchange

Financial Statements for the latest fiscal year of the wholly owning parent company of the Share-for-Share Exchange (ORIX Corporation) are as follows. The “Company” in the Financial Statements refers to ORIX Corporation.

[Financial Statements, etc. of ORIX Corporation]

Attachment

44th Annual Business Report of ORIX Corporation

1. Management Policies

(1)	Fundamental Management Policies

The corporate philosophy and management policies of the ORIX Group are shown below (where the ORIX Group refers to the business group formed of ORIX and its subsidiaries).

[Corporate Philosophy]

We are constantly anticipating market needs and working to contribute to society by developing leading financial services on a global scale and striving to offer innovative products that create new value for customers.

[Management Policy]

•	We strive to meet the diverse needs of our customers and to deepen trust by constantly developing superior services.

•	We aim to strengthen its base of operations and achieve sustained growth by integrating our resources to promote synergies amongst different units.

•	We make efforts to maintain a corporate culture that encourages a sense of fulfillment and pride by developing personnel resources through corporate programs and promoting professional development.

•	We aim to attain medium- and long-term growth in shareholder value by implementing these initiatives.

(2)	Target Performance Indicators

We have identified the growth rate of diluted net income per share, Return on Equity, or ROE, (ratio of net income to average shareholders’ equity) and the shareholders’ equity ratio as important performance indicators and, with special attention paid to these indicators, strive to construct a business portfolio focused on balancing growth, profitability and financial stability.

From a medium- and long-term perspective, we will strive to achieve sustained growth in diluted net income per share and to maintain and improve our ROE, (ratio of net income to average shareholder’s equity). We look to sustain an appropriate shareholders’ equity ratio by balancing changes in our operations and level of risk.

The results of the three above mentioned performance indicators for the past three years are shown below.

	As of March 31,
	2005	2006	2007
Net Income per Share (Diluted)	¥1,002.18	¥1,790.30	¥2,100.93
(Year on year change)	(+67%)	(+79%)	(+17%)
Return on Equity (%)	14.2%	19.8%	18.3%
Shareholders’ Equity Ratio	12.0%	13.2%	14.6%

(3)	Medium- and Long-Term Corporate Management Strategy

We are aiming to achieve sustained growth over the medium- and long-term. With the continued evolution of the economy and society, market demands for innovative products and services increasingly impact the financial services sector, our principal operating domain. Accordingly, we have identified management’s ability to promptly and flexibly respond to changing market needs as critical to sustaining growth over the medium- and long-term.

To realize this objective, we are undertaking operations based on the following strategies.

•	Expand our sales network developed through financial services, including leases and loans, and further strengthen base of operations for growth through diverse business expansion.

•

Utilize our sales network to promote investment banking operations such as principal investments, including corporate rehabilitation and business succession, and advisory related to M&A and financial restructuring.

•

Expand our real estate-related operations by utilizing our strength of having the capabilities for both finance and real estate operations, in response to the changes in the market stemming from the growing trend of offering real estate as financial products, led by the expansion of real estate investment fund markets, including Japanese real estate investment trusts (J-REITs).

•

Diversify our overseas operations from existing businesses, focusing on financing for Small and Medium sized Enterprises (SMEs) to real estate-related operations and investment banking operations, as well as expansion into new regions.

(4)	Profit Distribution Policy and Dividends

We believe that securing profits from its businesses primarily as retained earnings, and utilizing them for strengthening its base of operations and making investments for growth, and sustaining profit growth while maintaining financial stability, will lead to increased shareholder value.

Our current policy is to meet the needs of its shareholders by maximizing shareholder value through medium- and long-term profit growth and continuing to distribute stable dividends. Regarding share buybacks, we will take into account the adequate level of retained earnings and act accordingly by considering factors such as changes in the economic environment, trend in stock prices, and financial situation.

Under the above policy, and based on current business conditions, a dividend of 130 yen per share, an increase of 40 yen from the forecast of 90 yen announced at the beginning of the previous fiscal year, is scheduled for the fiscal year ended March 31, 2007. Dividend distribution is scheduled once a year as a year-end dividend.

(5)	Fundamental Policy Regarding Those Controlling Decisions on Financial and Business Policies

We do not currently have a fundamental policy with regard to measures in response to shareholders with sufficient voting rights to give them control over corporate management. Moreover, we have not recently introduced defensive measures designed to control the acquisition of its stock. The Company plans to proceed with prudent consideration of this issue in light of changes in relevant laws and regulations and in the operating environment, with the intent of taking related measures, if necessary.

2. Issues Concerning the Current State of the ORIX Group

The entries in “2. Issues Concerning the Current State of ORIX Group” are based on the terms, forms and presentation required for issues of American Depositary Receipts (herein referred to as U.S. GAAP).

(1)	The principal businesses, principal business locations and employees of the ORIX Group (as of March 31, 2007)

Business Segment	Principal Businesses	Number of Employees
	Principal Business Locations and Number of Location Points
Operations in Japan

Corporate Financial Services	Leases, Loans, and Fee Businesses, including the Sale of Financial Products	1,726
	97 Locations Principally in Tokyo, Osaka, Kanagawa, Aichi and Fukuoka

Automobile Operations	Automobile Leasing and Rentals	1,901
	915 Locations Principally in Tokyo, Osaka, Kanagawa, Aichi and Fukuoka

Rental Operations	Precision Measuring Equipment Rentals and IT-Related Equipment Rentals and Leases	933
	24 Locations Principally in Tokyo, Osaka, Kanagawa, Aichi and Fukuoka

Real Estate-Related Finance	Real Estate Finance, Housing Loans, Commercial Real Estate Asset Securitization, and Loan Servicing (Asset Recovery) Operations	775
	15 Locations Principally in Tokyo, Osaka, Aichi and Fukuoka

Real Estate	Condominium Development, Office Building and Logistics Facilities Development and Rental, Hotel, Golf Course and Training Facilities Operation, Senior Housing Development and Management, Integrated Facilities Management and Related Services, and REIT Asset Management	2,240
	81 Locations Principally in Tokyo, Osaka, Kanagawa, Aichi and Fukuoka

Life Insurance	Life Insurance Sales via Mail-Order and Agencies and Related Operations	483
	19 Locations Principally in Tokyo, Osaka, Kanagawa, Aichi and Fukuoka

Other	Securities Brokerage, Venture Capital, Card Loans, Principal Investment, and Other New Operations	3,043
	23 Locations Principally in Tokyo, Osaka, and Aichi

Subtotal		11,101

Overseas Operations

The Americas	Corporate Finance, Investment Banking, and Real Estate-Related Operations	1,036
	U.S.A.

Asia, Oceania and Europe	Leases, Ship- and Aircraft-Related Operations, Corporate Loans, and Principal Investments 21 Countries and Regions Including Hong Kong, Singapore, Malaysia, Indonesia, The Philippines	2,336

Subtotal		3,372

Non segment specific		2,189

Total		16,662

Notes 1.	Principal Business Locations refer to location of ORIX and important group companies

2.	Number of Location Points refers only to businesses belonging to separate business segments. In cases where a business point conducts business from multiple segments, it is accounted for multiple times in each separate segment.

3.	Number of Employees refers employees of ORIX and its subsidiaries.

(2)	Progress and Results of the ORIX Group’s Business Activities for the Fiscal Year Ended March 31, 2007

Economic Environment

The world economy, including the United States, Europe and Asia, has generally performed steadily throughout this fiscal year. The U.S. economy showed signs of moderate expansion, despite concerns regarding the decrease in residential investment, supported by steady consumer spending, as well as a weak yet improving employment situation. The strong performance of the European economy was backed by a steady trend in capital investment and expansion in consumer spending. In Asia, the Chinese economy continued to achieve high growth despite implementation of a tightening policy, including direct regulation, against the acceleration of investments in China, and other countries across Asia also showed signs of economic expansion.

The Japanese economy gradually expanded, despite the economic instability caused by the rise in oil prices in the first half of the fiscal year, due to growth in private capital investments stemming from improvements in corporate earnings.

Overview of Business Performance

Revenues increased 23% to 1,142,553 million yen compared with the previous fiscal year. Although “direct financing leases” and “life insurance premiums and related investment income” decreased year on year, revenues from “operating leases,” “interest on loans and investment securities,” “brokerage commissions and net gains on investment securities,” “real estate sales,” “gains on sales of real estate under operating leases,” and “other operating revenues” were up compared to the previous fiscal year.

“Operating income” was up 31% year on year to 282,166 million yen, “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain” increased 27% year on year to 316,074 million yen and “net income” increased 18% year on year to the record high level of 196,506 million yen.

Operating assets were up 13% on March 31, 2006 to 6,638,466 million yen. “Investment in direct financing leases” was down on March 31, 2006, while “installment loans,” “investment in operating leases,” “investment in securities,” and “other operating assets” increased.

We have identified the growth rate of diluted net income per share, Return on Equity, or ROE, (ratio of net income to average shareholders’ equity) and the shareholders’ equity ratio as important performance indicators. In fiscal 2007, we achieved a return on equity, (ROE) ratio of 18.3%, shareholders’ equity ratio of 14.6% and diluted net income per share of ¥2,100.93 (up 17% year on year), reflecting a balance between profitability and financial stability while sustaining further profit growth.

Segment Information

Segment profits (income before income taxes) declined for the “Life Insurance” and “The Americas” segments; and increased for the “Corporate Financial Services,” “Automobile Operations,” “Rental Operations,” “Real Estate-Related Finance,” “Real Estate,” “Other,” and “Asia, Oceania and Europe” segments compared to the previous fiscal year.

Since the Company evaluates the performance of its segments based on profits before income taxes, tax expenses are not included in segment profits. In addition, results of discontinued operations are included in “Segment Revenues” and “Segment Profits” of each segment, if any.

Operations in Japan

1. Corporate Financial Services Segment:

Segment revenues were up 26% year on year to 123,328 million yen due primarily to the expansion of loans to corporate customers.

Although “selling, general and administrative expenses” increased as a result of upfront costs associated with an increase in the number of employees as a result of an effort to expand our sales and marketing base, segment profits increased 17% to 56,873 million yen compared to 48,661 million yen in the previous fiscal year due to the increase in segment revenues.

2. Automobile Operations Segment:

Segment revenues increased 12% year on year to 146,966 million yen due to the increase in revenues from operating leases and maintenance services in the automobile leasing operations.

Although “selling, general and administrative expenses” increased as a result of an increase in the number of employees in an effort to develop our customer base focusing on expanding the automobile-related business to individuals, segment profits increased 6% to 28,224 million yen in line with the increase in segment revenues compared to 26,661 million yen in the previous fiscal year.

3. Rental Operations Segment:

Segment revenues were up 1% year on year to 67,859 million yen.

Segment profits increased 10% to 10,869 million yen compared to 9,911 million yen in the previous fiscal year due to the recording of gains on reversals of the provision for doubtful receivables and probable loan losses.

4. Real Estate-Related Finance Segment:

Segment revenues increased 19% year on year to 82,345 million yen due to an expansion of revenues associated with corporate loans, including non-recourse loans, and contributions from the loan servicing operations and gains on sales of real estate under operating leases.

Segment profits increased 34% to 44,682 million yen compared to 33,384 million yen in the previous fiscal year due to the increase in segment revenues and a lower “provision for doubtful receivables and probable loan losses.”

5. Real Estate Segment:

Segment revenues increased 23% year on year to 245,336 million yen as more condominiums were sold to buyers this fiscal year compared to the previous fiscal year, and due to the increase in revenues associated with the real estate rental activities including office buildings and the management operations, in addition to contributions from the gains on sales of real estate under operating leases.

Segment profits increased 79% to 51,236 million yen compared to 28,650 million yen in the previous fiscal year due to the increase in segment revenues in addition to contribution from residential condominiums developed through certain joint ventures which were accounted for by the equity method.

6. Life Insurance Segment:

Segment revenues were down 4% year on year to 132,060 million yen as a result of lower revenues from life insurance premiums and related investment income compared to the previous fiscal year.

Segment profits decreased 25% year on year to 9,921 million yen compared to 13,212 million yen in the previous fiscal year due to lower segment revenues.

7. Other Segment:

Segment revenues increased 30% year on year to 145,443 million yen due to an increase in gains on investment securities at the venture capital operations, in addition to the gains on the sale of a portion of our shares in Aozora Bank.

Segment profits increased 48% to 61,745 million yen compared to 41,657 million yen in the previous fiscal year, due to higher segment revenues.

Overseas Operations

8. The Americas Segment:

Segment revenues increased 71% year on year to 119,940 million yen due to the contribution from the beginning of the first quarter of this fiscal year of Houlihan Lokey and the increase in revenues associated with corporate loans as well as securities investments.

Segment profits decreased 10% to 31,315 million yen compared to 34,701 million yen in the previous fiscal year. There were no contributions this fiscal year such as the gain on the sale of operations that were recorded in the previous fiscal year, in addition to a decrease in “equity in net income of affiliates.”

9. Asia, Oceania and Europe Segment:

Segment revenues were up 17% year on year to 103,593 million yen due to the expansion of the automobile leasing operations as well as the loan servicing operations, in addition to gains on the sale of a business unit in the Oceania region.

Segment profits increased 18% to 37,763 million yen compared to 31,956 million yen in the previous fiscal year, due to an increase in “equity in net income of affiliates”.

(3)	Financial Highlights of the ORIX Group

1	Performance Highlights

	2003	2004	2005	2006	2007
Total revenues	¥733,042	¥760,671	¥912,027	¥929,882	¥1,142,553
Net income	30,243	54,020	91,496	166,388	196,506
Basic earnings per Share	361.44	645.52	1,087.82	1,883.89	2,177.10
Diluted earnings per Share	340.95	601.46	1,002.18	1,790.30	2,100.93
Total assets	5,931,067	5,624,957	6,068,953	7,242,455	8,207,187
Shareholders’ equity	505,458	564,047	727,333	953,646	1,194,234

Notes	1.	Earnings per Share is calculated based on the average number of outstanding shares for the fiscal period and is rounded to nearest hundredth of a yen. Other amounts are presented rounding to the nearest million of yen.

	2.	Pursuant to FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the result of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

	3.	Shareholders’ equity is calculated based on US GAAP.

	4.	Amounts do not include consumption tax.

2	Segment Information

Segment Revenues

	2003	2004	2005	2006	2007
Operations in Japan
Corporate Financial Services	86,105	82,603	90,795	97,683	123,328
Automobile Operations	89,856	97,995	117,871	130,775	146,966
Rental Operations	68,162	73,235	68,447	67,066	67,859
Real Estate-Related Finance	40,764	37,569	77,389	69,472	82,345
Real Estate	121,876	167,452	195,906	198,780	245,336
Life Insurance	138,511	133,391	136,857	137,468	132,060
Other	61,240	73,987	143,754	111,854	145,443

Sub-total	606,514	666,232	831,019	813,098	943,337

Overseas Operations
The Americas	61,643	50,373	53,084	70,223	119,940
Asia, Oceania and Europe	75,005	71,176	73,089	88,914	103,593

Sub-total	136,648	121,549	126,173	159,137	223,533

Segment Revenues	743,162	787,781	957,192	972,235	1,166,870

Difference between Segment Totals and Consolidated Amounts	(10,120)	(27,110)	(45,165)	(42,353)	(24,317)

Total Consolidated Revenues	733,042	760,671	912,027	929,882	1,142,553

Notes	1.	Amounts are presented rounding to the nearest million of yen and do not include consumption tax (Applies to all in “Segment Information”).

	2.	Negative values are in parentheses (Applies to all in “Segment Information”).

Segment Profits (Losses)

	2003	2004	2005	2006	2007
Operations in Japan
Corporate Financial Services	27,560	27,150	43,848	48,661	56,873
Automobile Operations	17,775	17,921	21,088	26,661	28,224
Rental Operations	3,225	8,058	9,384	9,911	10,869
Real Estate-Related Finance	13,413	10,547	13,856	33,384	44,682
Real Estate	(33,282)	13,799	23,959	28,650	51,236
Life Insurance	4,791	5,382	7,223	13,212	9,921
Other	8,452	10,079	20,970	41,657	61,745

Sub-total	41,934	92,936	140,328	202,136	263,550

Overseas Operations
The Americas	1,332	7,601	15,621	34,701	31,315
Asia, Oceania and Europe	9,029	16,596	22,133	31,956	37,763

Sub-total	10,361	24,197	37,754	66,657	69,078

Segment Profits (Losses)	52,295	117,133	178,082	268,793	332,628

Difference between Segment Totals and Consolidated Amounts	(5,067)	(12,397)	(24,547)	(19,024)	(16,554)

Total Consolidated Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations, Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	47,228	104,736	153,535	249,769	316,074

Notes:	The ORIX Group assesses segment business performance by income before income taxes. Tax expenses are therefore not included in segment profits. Furthermore, Gains (Losses) from Discontinued Operations before tax is included in amounts for each segment.

Segment Assets

	2003	2004	2005	2006	2007
Operations in Japan
Corporate Financial Services	1,525,968	1,416,117	1,506,311	1,616,574	1,846,552
Automobile Operations	385,385	418,412	451,715	509,149	510,805
Rental Operations	126,466	119,388	118,427	123,532	121,621
Real Estate-Related Finance	830,534	831,179	956,047	1,223,063	1,517,927
Real Estate	404,817	387,398	500,755	682,166	901,237
Life Insurance	579,805	582,473	567,023	491,857	511,051
Other	387,978	412,505	489,758	668,689	788,446

Sub-total	4,240,953	4,167,472	4,590,036	5,315,030	6,197,639

Overseas Operations
The Americas	618,148	472,595	403,399	441,285	487,900
Asia, Oceania and Europe	513,081	469,675	498,855	562,654	625,036

Sub-total	1,131,229	942,270	902,254	1,003,939	1,112,936

Segment Assets	5,372,182	5,109,742	5,492,290	6,318,969	7,310,575

Difference between Segment Totals and Consolidated Amounts	558,885	515,215	576,663	923,486	896,612

Total Consolidated Assets	5,931,067	5,624,957	6,068,953	7,242,455	8,207,187

(4)	The ORIX Group’s Funding

 Funding

Our funding from short-term debt, long-term debt and deposits was 5.48 trillion yen as of March 31, 2007. Among our diverse borrowing sources are city banks, trust banks, regional banks and financial institutions. We had borrowings from approximately 200 such financial institutions and companies as of March 31, 2007. Funding from the capital markets includes straight bonds, commercial paper (CP), medium-term notes (MTN) of which ORIX and two overseas subsidiaries are participants, and the securitization of lease receivables.

We consider maintaining stable access to funding and reducing interest expense a critical theme in financial activities. We have continued to improve funding efficiency as well as diversify its funding methods and sources over the years. With that aim, we are actively developing funding such as the direct selling of CP, and flexibly issuing straight bonds, and the securitization of lease receivables in response to changing market environments and demand for fund. Through constantly monitoring risks associated with fluctuations in interest rates and promptly adjusting to changes in the financial environment, we seek to accurately manage funding needs and financing, ensure liquidity, and lower funding costs.

‚ Capital Expenditures

In fiscal 2007, 348,561 million yen of capital expenditures were made in operating lease investment mainly in the Automobile Operations Segment, the Rental Operations Segment and the Real Estate Segment. In addition to expenditures of 38,624 million yen in equipment not including the above mentioned rental purpose investment such as golf courses, training facilities, and hotels belonging mainly to the Real Estate Segment, 6,709 million yen was invested in company use facilities for the purposes of our main offices and improvements to our employee conditions.

ƒ Sale or Transfer of Business, Mergers or Demergers, Acquisition or Disposal of Stocks

In the Other segment, we sold part of the common shares we held in Aozora Bank, Ltd. when it listed on the Tokyo Stock Exchange in November 2006.

(5)	Principal Borrowing Sources and Levels of Borrowings (as of March 31, 2007)

Borrowing Source	Borrowings (millions of yen)
The Sumitomo Trust and Banking Co., Ltd.	245,157
Mizuho Corporate Bank, Ltd.	229,782
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	193,175
Sumitomo Mitsui Banking Corporation	182,088
Mitsubishi UFJ Trust and Banking Corporation	147,965

Notes 1. Borrowings are presented rounding down to the nearest million of yen.

(6)	The ORIX Group’s Significant Parent Companies, Subsidiaries and Affiliates

	Significant Parent Companies

Not applicable.

‚	Significant Subsidiaries

Business Segment	Company Name	Common Stock (millions of yen unless stated otherwise)		ORIX Ownership (%)	Principal Businesses
Operations in Japan
Corporate Financial Services	ORIX Alpha Corporation Nittesu Lease Co., Ltd.		1,860 4,000	100 90	Leasing, Lending Leasing, Lending, Other Financial Services
Automobile Operations	ORIX Auto Corporation		500	100	Automobile Leasing & Rentals
Rental Operations	ORIX Rentec Corporation		730	100	Rentals & Leasing of Test, Measurement, and IT-Related Equipment
Real Estate-Related Finance	ORIX Trust and Banking Corporation ORIX Asset Management & Loan Services Corporation		30,000 500	100 100	Trust & Banking Services Loan Servicing
Real Estate	ORIX Real Estate Corporation ORIX Facilities Corporation		200 857	100 93	Real Estate Development & Management Integrated Facilities Management & Related Services
Life Insurance	ORIX Life Insurance Corporation		15,000	100	Life Insurance
Other	ORIX Credit Corporation		1,170	100	Card Loans
	ORIX Capital Corporation		300	100	Venture Capital
	ORIX Securities Corporation		3,000	100	Securities Brokerage & Online Trading
	ORIX Baseball Club Co., Ltd.		125	80	Professional Baseball Team Management
	ORIX COMMODITIES Corporation		500	100	Securities & Commodity Futures Trading
	ORIX Investment Corporation		1,000	100	Alternative Investment

Overseas Operations
The Americas	ORIX USA Corporation	US$	30,016,000	100	Corporate Finance, Investment Banking, Real Estate
Asia, Oceania and Europe	ORIX Asia Limited	HK$ US$	14,000,000 29,200,000	100	Leasing, Automobile Leasing
	ORIX Leasing Malaysia Berhad	RM	50,000,000	80	Leasing, Lending, Hire Purchase
	PT. ORIX Indonesia Finance	Rp	420,000 million	85	Leasing, Automobile Leasing
	ORIX Investment and Management Private Limited	S$ US$	3,000,000 112,000,000	100	Equity Investment
	ORIX Taiwan Corporation	NT$	220,000,000	95	Leasing, Hire Purchasing, Loan Servicing
	ORIX Australia Corporation Limited	A$	30,000,000	100	Leasing, Automobile Leasing, Truck Rental
	ORIX Aviation Systems Limited	US$	300,000	100	Aircraft Leasing

Notes	1.	Common stock amounts are rounded down to millions of yen. For foreign currency amounts, amounts are rounded down to nearest thousand of said currency with the exception of Indonesia Rupiah and Korean Won (rounded down to millions). (Applies also to table below)

	2.	Ownership is rounded down to nearest whole figure. (Applies also to table below)

ƒ	Significant Affiliates

Business Segment	Company Name	Common Stock (millions of yen unless stated otherwise)	ORIX Ownership (%)	Principal Businesses
Operations in Japan
Other	The Fuji Fire and Marine Insurance Company, Limited	41,334	24	Casualty Insurance
	DAIKYO INCORPORATED	26,999	42	Condominium Development
Overseas Operations
Asia, Oceania and Europe	Korea Life Insurance Co., Ltd.	W 3,550,000 million	17	Life Insurance

(7)	Challenges to be addressed

We understand that a robust and dynamic corporate structure is integral to achieving sustained growth. In specific terms, we intend to implement the following four measures.

	Further improve our financial position.

‚	Establish a workplace environment that is valued by employees.

ƒ	Engage in transactions that comply with both social and economic values.

„	Enhance risk management.

From the perspective of further improving our financial position, going forward, we will continue to secure new growth opportunities aimed at realizing such improvement. We will strive to establish a rewarding and motivating workplace in which employees can fulfill their potential irrespective of nationality, age, gender, career, education level or employment type, thereby increasing the strength of the organization as a whole. In an effort to engage in a variety of transactions, we aim to provide quality products and services for our customers and increase our profitability, while engaging in socially-aware transactions with attention to legal compliance and environmental responsibility. In order to respond to a wide range of risks, including operational risk and market risk, we will implement a strict, multi-faceted initial screening process and will continue to implement an elaborate risk management system to minimize risk, monitoring periodically along the way. Concurrently, we will aim to carry out suitable capital allocations for the efficient utilization of shareholders’ equity by assessing levels of risk by and investing and providing loans in business areas that are expected to be highly profitable.

We will, with the aim of enhancing corporate structure to achieve sustained growth in each of our business segments, endeavor to further strengthen our base of operations by focusing on the concepts of “innovation,” “professionalism,” and “teamwork”. Fundamental policies of action are found below.

Business Segment	Fundamental Policies of Action
Operations in Japan

Corporate Financial Services	Along with increasing the number of frontline personnel and expanding our marketing network we will strengthen our relationships with customers and business partners, and expand our corporate financial services business. In addition we will pursue M&A advisory services and assistance in providing solutions for business succession, while continuing to work jointly with our specialized departments.

Automobile Operations	We aim to expand not only in our main automobile leasing business, but also in car rentals, car sharing and used car sales businesses. Through the synergy achieved through our wide range of operations, we are working to improve service quality in response to customer needs.

Rental Operations	The Rental Operations segment is working to boost utilization rates through careful selection of equipment types in light of customer trends in capital investment, and by promoting rental of IT-related equipment such as precision measuring equipment and computers, leasing and related services.

Real Estate-Related Finance

This segment is working to secure profitability and differentiate its services by offering a wide range of solutions through investing in senior debt instruments, mezzanine financing, and equity; securitization of small loan obligations; and loan recoveries through servicer activities.

In the housing loan business we are shoring up our competitiveness by flexibly setting loan periods and interest rate levels, based upon careful consideration of interest rate movements as well as offering products that meet the diversified needs of our customers.

In the field of investing in and servicing non-performing loans, we are pursuing new profit opportunities by providing many types of solutions to financial institutions.

Real Estate	In the residential condominium business, we are pursuing development operations in metropolitan areas as well as the suburbs of those cities while carefully selecting land for new projects with due consideration to supply and demand factors. In our real estate development and leasing business, we look to increase the diversity of investment targets through developments such as office building and logistics facility. We are also proactively working to expand our business operating hotels, training facilities, and golf courses. We are also pursuing business expansion in our operations in integrated facilities management and related services, and asset management and administration of REITs.

Life Insurance	We make full use of our Group network and work to increase external sales agents. We also strive to enhance collaboration between sales agents and direct marketing channels, increase the effectiveness of our advertising campaigns and boost operational efficiency.

Other	In card loan operations, we look to further expand our portfolio of unsecured consumer loans, by continuing to focus on our main product, the VIP Loan Card. In our venture capital and principal investment operations, we seek to secure investment opportunities by cooperating closely with the Corporate Financial Services segment. In our securities business, we are working to diversify channels for winning new customers and moving forward to offer high-value-added services to customers.

Overseas Operations

The Americas	In the corporate real estate finance business, we are building our portfolio of operating assets, including loans to corporations, while establishing links with our investment banking department. In our investment banking operations, we look to respond flexibly to cross-border deals by taking advantage of the ORIX Group’s network. In our real estate-related operations, we plan to move forward with the sale of certain real estate holdings and, while carefully evaluating the real estate market and target properties, proceed with investment opportunities.

Asia, Oceania and Europe	In this segment, we are committed to delivering financial products and services focusing on corporate leasing and lending. Also, through increased information exchange between our businesses in each country, we aim to enhance the diversification of our operations in fields such as non-performing loan business, real estate-related operations, investment and loan operations as well as expansion into new regions.

(8)	Other Significant Issues Concerning the ORIX Group

In December 2002, a consortium including ORIX purchased shares of Korea Life Insurance Co., Ltd. from Korea Deposit Insurance Corporation, or KDIC. On July 28, 2006, KDIC initiated an arbitration proceeding with the International Chamber of Commerce International Court of Arbitration, or ICC, located in New York, against the consortium, including ORIX, seeking to rescind the sale and other relief. KDIC’s claims are based on certain facts regarding the bidding process, which were previously the subject of dispute in a legal proceeding in Korea to which ORIX was not a party. However, the three levels of courts in Korea, including the Supreme Court (the highest court in Korea), found that the basis for the claims had not been established.

ORIX notified the Hanwha Group of Korea that it intends to exercise a put option to sell all of its 120,700,000 shares, representing a 17% ownership interest, in Korea Life Insurance Co., Ltd. However, the parties have not reached an agreement on the terms including the sale price for exercising the put option.

ORIX filed a petition with the ICC on February 23, 2007 seeking arbitration with the Hanwha Group of Korea to resolve this matter.

3. Issues Concerning Common Stocks (as of March 31, 2007)

	Total Number of Shares Authorized	259,000,000

‚	Total Number of Shares Issued and Outstanding	91,518,194

ƒ	Number of Shareholders	18,788

„	Major Shareholders:

Name	Number of Shares held	Percentage of voting rights
	(thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	7,751	8.50
State Street Bank and Trust Company	7,350	8.06
The Master Trust Bank of Japan, Ltd (Trust Account)	5,523	6.06
State Street Bank and Trust Company 505103	2,928	3.21
The Chase Manhattan Bank, N.A. London	2,690	2.95
The Chase Manhattan Bank 385036	2,103	2.31
The Chase Manhattan Bank, N.A. London SL Omnibus Account	2,050	2.25
Mellon Bank NA as Agent for its Client Mellon Omnibus US Pension	1,897	2.08
JPMCB USA Residents Pension JASDEC Lend 385051	1,628	1.79
Nats Cumco	1,567	1.72

Notes 1.	Amount of shares held is rounded down to nearest thousand of shares.

2.	Percentage of voting rights is rounded to two decimal places.

3.	Nats Cumco is the nominee name of Citibank, N.A., which serves as the depositary bank of ORIX’s American Depositary Receipts

…	Other Material Issues Concerning Common Stocks

Not applicable.

4. Issues Concerning Stock Acquisition Rights, etc. (“the Rights”)

(1)	Stock Acquisition Rights Held by the Directors and Executive Officers of the Company

(i)	Number of directors and executive officers holding the Rights

As of March 31, 2007

Title	Name of the Rights	Number of the Rights	Class and Number of Shares underlying the Rights	Number of Holders
Directors and Executive Officers (excluding Outside Directors)	2nd Series Stock Option	—	2,300 shares of Common Stocks	3
	3rd Series Stock Option	—	27,800 shares of Common Stocks	5
	4th Series Stock Option	—	49,200 shares of Common Stocks	9
	5th Series Stock Subscription Rights	—	51,100 shares of Common Stocks	11
	6th Series Stock Acquisition Rights	424	42,400 shares of Common Stocks	8
	7th Series Stock Acquisition Rights	608	60,800 shares of Common Stocks	10
	8th Series Stock Acquisition Rights	991	99,100 shares of Common Stocks	20
	9th Series Stock Acquisition Rights	873	87,300 shares of Common Stocks	25
	10th Series Stock Acquisition Rights	3,670	36,700 shares of Common Stocks	25
Outside Directors	8th Series Stock Acquisition Rights	36	3,600 shares of Common Stocks	3
	9th Series Stock Acquisition Rights	30	3,000 shares of Common Stocks	3
	10th Series Stock Acquisition Rights	200	2,000 shares of Common Stocks	5

Notes 1.	2nd to 4th Series Stock Options are stock options by way of granting treasury shares based on Pre-Commercial Code revision (Act No. 56 of 1997).

2.	5th Series Stock Subscription Rights are stock options by way of granting rights to subscribe for new shares based on Pre-Commercial Code revision (Act No. 56 of 1997).

3.	6th to 9th Series Stock Acquisition Rights are stock options by way of granting stock acquisition rights based on Pre-Commercial Code revision (Act No. 128 of 2001).

4.	10th Series Stock Acquisition Rights are stock options granted as consideration for execution of duties based on Articles 236, 238, 239 and 240 of the Corporate Law.

(ii)	Outline of the Rights described in Item (i)

Name of the Rights (Allotment Date)	Number of the Rights	Class and Number of Shares under the Rights	Issue Price	Exercise Price per Share	Exercise Period	Grantee
2nd Series Stock Option Plan (October 1, 1998)	—	146,000 shares of common stocks	0	7,784	From June 27, 2000 to June 26, 2008	Directors, executive officers, corporate auditors and selected employees
3rd Series Stock Option Plan (October 16, 1999)	—	145,000 shares of common stocks	0	10,393	From June 30, 2001 to June 29, 2009	Ditto
4th Series Stock Option Plan (July 19, 2000)	—	316,700 shares of common stocks	0	16,272	From June 30, 2003 to June 29, 2010	Ditto
5th Series Stock Subscription Rights Plan (July 12, 2001)	—	300,900 shares of common stocks	0	12,329	From June 29, 2003 to June 28, 2011	Ditto
6th Series Stock Acquisition Rights Plan (November 5, 2002)	4,533	453,300 shares of common stocks	0	7,452	From June 27, 2004 to June 26, 2012	Ditto
7th Series Stock Acquisition Rights Plan (August 6, 2003)	5,160	516,000 shares of common stocks	0	7,230	From June 26, 2005 to June 25, 2013	Ditto
8th Series Stock Acquisition Rights Plan (August 4, 2004)	5,289	528,000 shares of common stocks	0	12,121	From June 24, 2006 to June 23, 2014	Ditto
9th Series Stock Acquisition Rights Plan (September 22,2005)	4,774	477,400 shares of common stocks	0	19,550	From June 22, 2007 to June 21, 2015	Ditto
10th Series Stock Acquisition Rights Plan (July 19,2006)	19,420	194,200 shares of common stocks	0	30,626	From June 21, 2008 to June 20, 2016	Ditto

(Notes) An outline of the terms and conditions for exercising the Stock Acquisition Rights is as follows:

•

The date for exercising the Stock Acquisition Rights shall be within one (1) year from the date on which a grantee loses any of its titles as either director, executive officer, corporate auditor or employee of the Company or its subsidiaries.

•	Grantees shall refrain from any disposition of their Stock Acquisition Rights, including the establishment of a right of pledge, mortgage or any other type of securities.

•	Other conditions are defined in the allotment agreement executed between the Company and each grantee.

(2)	Stock Acquisition Rights granted to employees, etc., for Fiscal Year 2007

(i)	Number of employees, etc., granted Stock Acquisition Rights

	Number of Stock Acquisition Rights	Class and number of shares underlying the Stock Acquisition Rights	Number of Grantees
Employees of the Company	9,870	98,700 of common stocks	906
Directors and employees of Subsidiaries and Affiliates of the Company	5,750	57,500 of common stocks	362

(ii)	Outline of Stock Acquisition Rights

As for the Paid-in Amount, Period for Exercise, and other Terms and Conditions for the Exercise of the Stock Acquisition Rights, please refer to those of the 10th Series Stock Acquisition Rights Plan described in item (1) (ii) above.

(3)	Other Material Matters related to Stock Acquisition Rights

Other than those above, the Company issued corporate bonds with Stock Acquisition Rights based on Pre-commercial code revision (Act No.128 of 2001).

Name	Number of Stock Acquisition Rights	Class and Number of Shares underlying the Stock Acquisition Rights	Issue Price
Liquid Yields Option Notes™ to be matured on June 14, 2022	828,484	2,542,276 shares of common stocks	0

5. Issues Concerning Management

(1)	The Directors

Name	Areas of Duties	Positions and Representations for Other Companies
Yoshihiko Miyauchi	Nominating Committee

Yasuhiko Fujiki

Shunsuke Takeda

Hiroaki Nishina

Kenji Kajiwara

Yukio Yanase

Yoshinori Yokoyama	Auditing Committee, Compensation Committee	Outside Director, Sumitomo Mitsui Financial Group Outside Director, Sumitomo Mitsui Banking Corporation

Paul Sheard	Nominating Committee	Managing Director & Global Chief Economist, Lehman Brothers, Inc.

Hirotaka Takeuchi	Nominating Committee, Auditing Committee	Dean, Hitotsubashi University, Graduate School of International Corporate Strategy Outside Director, Trend Micro Incorporated

Takeshi Sasaki	Nominating Committee, Compensation Committee	Professor, Gakushuin University, Faculty of Law, Department of Political Studies Outside Director, East Japan Railway Company

Teruo Ozaki	Nominating Committee, Auditing Committee, Compensation Committee

Head, Certified Public Accountant, Teruo Ozaki & Co.

Corporate Auditor, Kirin Holdings Company, Limited

Corporate Auditor, Tokai Rubber Industries, Ltd.

Outside Director, The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Outside Director, DAIKYO INCORPORATED

Notes 1.	Yoshihiko Miyauchi, Yasuhiko Fujiki, Shunsuke Takeda, Hiroaki Nishina, Kenji Kajiwara, Yukio Yanase also serve as executive officers.

2.	Yoshinori Yokoyama, Paul Sheard, Hirotaka Takeuchi, Takeshi Sasaki, Teruo Ozaki are outside directors.

3.	Takeshi Sasaki and Teruo Ozaki are new directors appointed following the 43rd Annual General Shareholders’ Meeting held on June 20, 2006.

4.	Tamura Tatsuya and Miyahara Akira stepped down as directors when their terms of office expired as of the 43rd Annual General Shareholders’ Meeting held on June 20, 2006.

5.	Teruo Ozaki holds the Certified Public Accountant qualification, and has a considerable extent of knowledge regarding finance and accounting practicing.

6.	For directors serving as executive officers of ORIX Corporation who hold positions and representations for other companies, details can be found in the table below under the column “Positions and Representations for Other Companies”.

(2)	Executive Officers

Title	Name	Areas of duties	Positions and Representations for Other Companies
Chairman and Representative Executive Officer	Yoshihiko Miyauchi	Chief Executive Officer, ORIX Group

Representative Director, ORIX

Baseball club Co., Ltd.

Director, AOZORA BANK, Ltd.

Director, SHOWA SHELL SEKIYU K.K

Director, Sony Corporation

Director, DAIKYO INCORPORATED

Director, Sojitz Corporation

Director, ACCESS CO., LTD.

President of the Council for Promoting

Regulatory Reform

President and Representative Executive Officer	Yasuhiko Fujiki	Chief Operating Officer, ORIX Group

Vice Chairman and Executive Officer	Shunsuke Takeda	Chief Financial Officer, ORIX Group	Director, The Fuji Fire and Marine Insurance Company Ltd.

Deputy President and Executive Officer	Hiroaki Nishina	Real Estate Business Headquarters	President, ORIX Real Estate Corporation

Deputy President and Executive Officer	Kenji Kajiwara	Osaka Group Representative, Domestic Sales Headquarters/ Osaka Head Office

Title	Name	Areas of duties	Positions and Representations for Other Companies
Deputy President and Executive Officer	Yukio Yanase	Responsible for Overseas Activities, Alternative Investment & Development Headquarters, Office of the President

Corporate Executive Vice President	Hiroshi Nakajima	Risk Management Headquarters, Receivables Administration Office

Corporate Executive Vice President	Takeshi Sato	Chairman, ORIX USA Corporation

Corporate Executive Vice President	Masahiro Matono	Regional Business Department

Corporate Executive Vice President	Masaru Hattori	Internal Controls Audit, Internal Audit Department, Audit Committee Secretariat	Director, The Fuji Fire and Marine Insurance Company Ltd.

Corporate Senior Vice President	Nobuyuki Kobayashi	Human Resources & Corporate Administration Headquarters

Corporate Senior Vice President	Akira Fukushima	IT Business Headquarters

Title	Name	Areas of duties	Positions and Representations for Other Companies
Corporate Senior Vice President	Hiroshi Nakamura	Legal Department, Compliance Department, Office of Internal Controls

Corporate Senior Vice President	Shintaro Agata	Treasury Department

Corporate Senior Vice President	Hideaki Morita	Kinki (Osaka) Sales Headquarters, Administration Center

Corporate Senior Vice President	Makoto Inoue	Alternative Investment & Development Headquarters

Corporate Senior Vice President	Yoshiyuki Yoshizumi	Tokyo Sales Headquarters

Corporate Senior Vice President	Haruyuki Urata	Office of the President, Corporate Planning Office

Corporate Senior Vice President	Kazuo Kojima	Real Estate Finance Headquarters, Special Investment Group, Finance Department II, Securitized Products Office

Executive Officer	Masayuki Okamoto	Investment Banking Headquarters

Executive Officer	Tadao Tsuya	Accounting Department

Title	Name	Areas of duties	Positions and Representations for Other Companies
Executive Officer	Yoshiyuki Yamaya	OQL Headquarters Asset Administration Department	President, ORIX Credit Corporation

Executive Officer	Yuki Oshima	International Headquarters

Executive Officer	Yuichi Kawamura	District Sales Headquarters	Director, Kanamoto Co., Ltd.

Executive Officer	Katsutoshi Kadowaki	Deputy Head of Tokyo Sales Headquarters, General Manager of Retail Store Sales Department, General Manager of the Energy and Eco Services Department

Executive Officer (Resigned as of January 1, 2007)	Kozo Endo	Human Resources & Corporate Administration Headquarters, Career Development Department

Notes	1.	Yoshihiko Miyauchi, Yasuhiko Fujiki, Takeda Shunsuke, Hiroaki Nishina, Kenji Kajiwara and Yukio Yanase also serve as directors.

	2.	Yoshiyuki Yamaya and Katsutoshi Kadowaki were appointed executive officers during Fiscal 2007.

(3)	Remuneration for Fiscal Year 2007

(i)	Aggregate Amount of Compensation for Directors and Executive Officers

Types of Remuneration	Directors (Outside Directors)		Executive Officers		Total
	Number of people	Aggregate Amount of Payment (Millions of yen)	Number of people	Aggregate Amount of Payment (Millions of yen)	Number of people	Aggregate Amount of Payment (Millions of yen)
Fixed Compensation	5	50	26	964	31	1,104
	(5)	(50)			(5)	(50)
Performance-Linked Compensation (Scheduled to be issued)	—	—	26	197	26	197

Total	—	50	—	1,161	—	1,211

Notes:	1.	Regarding the six (6) persons serving concurrently as directors and executive officers, the aggregate amount of remuneration is shown in the executive officer column/line.

	2.	Performance-linked remuneration for Fiscal Year 2006 is planned to be paid in June 2007, based on the decision of the Compensation Committee of the Company dated May 15, 2007. Such remuneration is not paid to outside directors.

	3.	In addition to the figures in the above table, the following sums are paid.

1) The stock compensation plan is used as follows to pay executive officers’ retirement allowances:

•

Based on Japanese accounting standards, increases in the reserve for retirement allowances of 12 million yen for outside directors and 715 million yen for executive officers were recorded as accounting expenses in the account settlement for Fiscal Year 2007.

•

The values of stock compensation for the directors and executive officers who retired during Fiscal Year 2007 and who are expected to retire before the General Meeting of Shareholders held on June 22, 2007, calculated in accordance with the number of points accumulated during the period subject to the stock compensation plan, were as follows:

Two outside directors retired on June 20, 2006: 20 million yen

One executive officer retired on January 1, 2007: 32 million yen

Two executive officers to retire on June 22, 2007: 128 million yen*

*	The values of stock compensation shown above are calculated based on the closing price of the Company’s shares of common stock on the Tokyo Stock Exchange as of March 30, 2007. The actual values of stock compensation provided to the retiring directors and executive officers shall be calculated based on the price of the Company’s shares of common stock as of the date of their retirement.

2) The Company provided stock options in the form of Stock Acquisition Rights. The values of such rights in the amounts of 6 million yen for outside directors and 124 million yen for executive officers were recorded as accounting expenses based on Japanese accounting standards. Please refer to the above mentioned “4. Issues Concerning Stock Acquisition Rights, etc.(“the Rights”)” for information on Stock Acquisition Rights.

3) The amount of retirement allowances to be paid to the directors and executive officers who retired during Fiscal Year 2007 and who are expected to retire before the General Meeting of Shareholders held on June 22, 2007 are, based on a resolution approved at the 40th Annual General Meeting of Shareholders held on June 25, 2003, as follows:

Two outside directors retired on June 20, 2006: 15 million yen

One executive officer to retire on June 22, 2007: 105 million yen*

4.	In June 2006, 246 million yen of performance-linked remuneration for Fiscal Year 2006 was paid. No such payments were made to outside directors.

5.	The figures are shown rounded down to the nearest million.

(ii)	Matters Concerning the Policies with respect to the Determination of the Amount of Remuneration for Directors and Executive Officers or the Method of Calculation Thereof

A.	Method of Determining Policies

The policies regarding compensation of the Company are determined annually by the Compensation Committee consisting solely of outside directors.

B.	Content of Policies

The Company’s business objective is to increase shareholder value over the medium- and long-term. The Company believes that cooperation among different business units, as well as each director and executive officer responsibly performing his or her duties, is important in order to achieve continued growth of the Company’s Group.

The Compensation Committee of the Company believes that in order to accomplish such business objective, directors and executive officers should place emphasis not only on performance during the current fiscal year, but also on medium- and long-term results. Taking said belief into consideration, in determining the system and levels of remuneration for directors and executive officers of the Company, a basic policy has been adopted to provide effective incentives.

Based on this basic policy, the Company has established the following individual policies regarding remuneration for directors and executive officers in terms of their respective roles.

•	Remuneration Policy for Directors

The remuneration for directors, excluding those with concurrent positions as executive officers, is determined to be at a reasonable level and of an appropriate content for the purpose of ensuring supervisory and oversight functions of business operations, which is the main duty of directors.

Specifically, remuneration in a fixed amount, Stock Compensation* and stock options are provided in terms of the directors’ duties, while maintaining competitive compensation standards.

•	Remuneration Policy for Executive Officers

The remuneration for executive officers, including those with concurrent positions as directors is determined to be at a level that is effective in ensuring their business operation functions and of a content that is linked to the business results of the Company.

Specifically, remuneration in a fixed amount, performance-linked remuneration, Stock Compensation* and stock options are provided in terms of the executive officers’ duties, while maintaining competitive compensation standards.

**	Stock Compensation is remuneration provided in such a way as to (i) allocate certain points annually to directors and executive officers based upon prescribed standards, and (ii) provide an amount equal to the accumulated number of points multiplied by the stock price at the time of retirement. Under this system, directors and executive officers have an obligation to purchase treasury shares from the Company at the stock price as of their retirement date with the amount of such remuneration provided after tax withholding.

(4)	Resignations or Dismissals of Directors or Executive Officers during Fiscal Year 2007

The following executive officer resigned during Fiscal Year 2007:

Mr. Kozo Endo resigned on January 1, 2007

(5)	Outside Directors

(i) Outside Directors with Concurrent Positions as Executive Officers at Other Companies and the Relationship between the Company and such Other Companies

Mr. Paul Sheard is the Managing Director and Global Chief Economist at Lehman Brothers, Inc. There are no material relationships between the Company and Lehman Brothers, Inc.

(ii) Outside Directors with Concurrent Positions as Outside Officers at Other Companies

The names of the outside directors with concurrent positions as outside officers at other companies and their positions are as follows.

Name	Positions as Outside Directors at Other Companies
Yoshinori Yokoyama	Outside Director, Sumitomo Mitsui Financial Group Outside Director, Sumitomo Mitsui Banking Corporation

Hirotaka Takeuchi	Outside Director, Trend Micro Incorporated

Takeshi Sasaki	Outside Director, East Japan Railway Company

Teruo Ozaki	Corporate Auditor, Kirin Holdings Company, Ltd. Corporate Auditor, Tokai Rubber Industries, Ltd. Outside Director, DAIKYO INCORPORATED

(iii)	Relations with the Company and Special Business Partners of the Company

To the best knowledge of the Company, no outside director has a spouse or relative within a third degree relationship who has served as an executive officer of the Company or special business partners thereof.

(iv)	Activities as Outside Director

•

Mr. Yoshinori Yokoyama attended all eight (8) of the board of directors’ meetings held during Fiscal Year 2007, overseeing the execution of duties, and offering appropriate comments mainly from a corporate strategy viewpoint at times of important decision-making.

Furthermore, he attended all eight (8) of the audit committee meetings held during Fiscal Year 2007, observing and inspecting the effectiveness of internal control, and offering advice to ensure the soundness and efficiency of the Company’s management. In the two (2) audit committee meetings held before June 20, 2006, he chaired both meetings.

•

Mr. Paul Sheard attended seven (7) of the eight (8) board of directors’ meetings held during Fiscal Year 2007, overseeing the execution of duties, and offering appropriate comments mainly from an economic viewpoint at times of important decision-making.

•

Mr. Hirotaka Takeuchi attended all eight (8) of the board of directors’ meetings held during Fiscal Year 2007, overseeing the execution of duties, and offering appropriate comments mainly from a corporate strategy viewpoint at times of important decision-making.

Furthermore, he attended six (6) of the eight (8) audit committee meetings held during Fiscal Year 2007, observing and inspecting the effectiveness of internal controls, and offering advice to ensure the soundness and efficiency of the Company’s management.

•

Mr. Takeshi Sasaki attended all six (6) of the board of directors’ meetings held after his accession to director on June 20, 2006, overseeing the execution of duties, and offering appropriate comments mainly from an academic viewpoint at times of important decision-making.

•

Mr. Teruo Ozaki attended all six (6) of the board of directors’ meetings held after his accession to director on June 20, 2006, overseeing the execution of duties, and offering appropriate comments mainly from a finance and accounting expert’s viewpoint at times of important decision-making.

Furthermore, he employed his experience as an expert in finance and accounting to chair all of the audit committee meetings held after June 20, 2006.

(v)	Matters concerning Limitation of Liability Contracts

Outside directors entered into limitation of liability contracts regarding damages as stipulated in Article 423, paragraph 1 of the Corporate Law. The limitation on the liability for damages in the agreements is set to the Minimum Liability Amount as stipulated in Article 425, paragraph 1 of the Corporate Law.

(vi)	Amount paid as remuneration in Fiscal Year 2007

The amount paid as remuneration to outside directors in Fiscal Year 2007 is equivalent to the “Amount paid” to “Directors (Outside Directors)” given in the table in item (3) (i) above. Outside directors do not receive any remuneration from the Company’s subsidiaries.

(vii)	Opinions expressed by outside officers regarding their positions as outside officers.

(6)	Other Material Issues concerning Directors and Executive Officers including those Appointed after the End of Fiscal Year 2007

Not applicable.

6. Issues Concerning the Independent Auditors

(1)	Independent Auditors KPMG AZSA & Co.

(2)	Amount of Compensation

(i)	Amount paid as compensation in Fiscal Year 2007 442 million yen

Notes: Since the audit agreements between the Company and its independent auditors do not offer a breakdown of compensation due for auditing services based on the Corporate Law, Japanese Securities and Exchange law, and U.S. securities-related laws, and since such compensation cannot be factually demarcated, an aggregate amount of compensation is described.

(ii)	Aggregate amount of monies and other properties to be provided by the

Company and its subsidiaries                                                      845 million yen

(3)	Non Audit Services provided by the Independent Auditors being paid by the Company

The Company also provides compensation to its independent auditors for their services such as advisory and comfort letter writing, etc., which are not included in the services stipulated in Article 2, paragraph 1 of the Certified Public Accountants Laws (Act no. 103 of 1950).

(4)	Overview of Limitation of Liability Contracts entered into with Independent Auditors

Not applicable.

(5)	Issues regarding Orders for Suspension of Services received by the Independent Auditors of the Company

Not applicable.

(6)	Auditors other than Independent Auditors providing Auditing Services to the Company’s Subsidiaries

Of the subsidiaries listed in item “2. (6) (ii) Principal Subsidiaries” above, ORIX COMMODITIES Corporation, ORIX Investment Corporation and all overseas subsidiaries of the Company receive auditing services from auditors other than the independent auditors of the Company.

(7)	Resignations or Dismissals of Independent Auditors during Fiscal Year 2007

Not applicable.

(8)	Policy regarding the Dismissal or Refusal of Reappointment of Independent Auditors

The Audit Committee of the Company has the responsibility of monitoring the performance of independent auditors from the viewpoint of comprehensive audit abilities, including specialist expertise and execution of audits, quality of audits, duration of audit services for the Company, and independence from the Company. In cases where the independent auditors are judged to have inadequate ability to conduct auditing of the Company, or where a violation of the Corporate Law, Certified Public Accountants Laws or any other laws and regulations has occurred, or there has been a violation of public order and morals, or where other suitable causes exist, the Audit Committee will determine to propose the dismissal or refusal of reappointment of an independent auditors as part of the agenda of the subsequent Annual General Meeting of Shareholders. Said evaluation takes place on an annual basis based on the evaluation terms set out by the Company.

Furthermore, in a case where it is judged to be appropriate to dismiss an independent auditors within the recognized reasons for dismissal stipulated in Article 340, paragraph 1 of the Corporate Law, the Auditing Committee will dismiss the independent auditors.

7. Overview of the Board of Directors’ Resolutions regarding Necessary Issues for the Execution of Duties by the Auditing Committee

(1)	Issues regarding Directors and Employees to Assist the Audit Committee in Executing their Duties

It is stipulated that the members of the Audit Committee shall request the assistance of the Audit Committee Secretariat, in cases where it is necessary for the fulfillment of duties.

(2)	Issues regarding the Independence of the Directors and Employees referred to in Item (1) above from the Executive Officers

It is stipulated that the nomination, personnel evaluation, change in personnel, disciplinary action for the staff of the Audit Committee Secretariat shall take place only with the consent of the Audit Committee.

(3)	Systems regarding Reporting by Executive Officers and Employees and Other Reporting to the Audit Committee

(i) In cases where executive officers or employees discover facts regarding material violations of the law or Articles of Incorporation, malpractice, as well as facts that could be considerably damaging to the Company, they shall report them to the Audit Committee.

(ii) In cases where executive officers or employees discover any matters regarding violations of the law, company policies, or common social standards, they shall report such matters to, and consult about them with, our Compliance Helpline, and the person in charge of the Compliance Helpline shall report the matters, if they are judged to be material, to the Audit Committee. Furthermore, executive officers and employees may report on issues concerning accounting, internal accounting controls and auditing to the Audit Committee or a nominated Audit Committee member.

(iii) Executive officers and employees shall explain and report issues concerning the execution of duties as requested by a designated Audit Committee member.

(iv) Group Companies shall report on their business as requested by a designated Audit Committee member.

(4)	Other Systems to Ensure the Effective Performance of the Audit Committee

(i) The Audit Department, when conducting an internal audit, must decide on the audit program and receive consent for the program from the Audit Committee.

(ii) The Audit Department shall report the results of internal audits in the form of an audit results report to the Audit Committee. Furthermore, the Audit Department shall take necessary steps concerning issues judged to be improved, and conduct a follow up audit and report on the status of such improvement measures to the Audit Committee.

(iii) The Audit Department shall at all times maintain coordination with the Audit Committee, and offer extensive assistance in response to the Audit Committee’s request for inquiries.

(iv) The Audit Committee may retain external advisors, lawyers and other specialists necessary for the purpose of execution of its duties.

8. Overview of the Board of Directors’ Resolutions regarding the Maintenance of Systems Necessary to Ensure that the Execution of Duties by the Executive Officers Complies with the Laws and Regulations and Articles of Incorporation, and other Systems Necessary to Ensure the Proper Operation of a Joint Stock Company

(1)	Systems necessary to ensure that the execution of duties by the executive officers complies with the laws and regulations and Articles of Incorporation

(i) The Company established the Audit Department to monitor the internal controls systems.

(ii) The Company established the Risk Management Department which, through the monitoring and examination of credit limits and investment transactions, checks the appropriateness of goods and transactions.

(iii) The Company established the Legal Department which, through checking whether business activities comply with laws and regulations, makes rules for ensuring compliance with them as necessary.

(iv) The Company established the Compliance Department, aimed at the implementation of a compliance system.

(v) The Company established the Office of Internal Controls, to promote the maintenance of internal controls.

(vi) The Company established the Compliance Manual, providing the criteria and standards for management to act in compliance with the laws and regulations, company policies, or common social standards and promote such acts.

(vii) The Company established the Compliance Helpline, which receives consultations about and reports on acts that violate the law, company policies, or common social standards, discovers such acts at an early stage, and prevents scandals, as well as implements necessary improvements and enhances the soundness of the ORIX Group.

(viii) The Company established the Disclosure Committee, to maintain systems responsible for the communication and management of appropriate information in case of the occurrence of material information affecting the business and finances of the ORIX Group, as well as the implementation and maintenance of timely disclosure of such information based on the laws and rules applying to the ORIX Group.

(2)	System regarding the storage and management of information concerning the execution of duties by executive officers

(i) Based on separately established regulations, the Company established management methods for necessary information, and manages such information in compliance therewith.

(ii) Based on separately established regulations, the Company set an individual storage period and storage locations, and stores and manages the information in compliance therewith.

(iii) Any information shall be disposed of if it is no longer required or its storage period has expired.

(3)	Rules and other systems for the management of risks of loss

(i) The Company established a system to evaluate risks and take appropriate responses, by classifying risks mainly in the fashion below and separately establishing rules, etc., as necessary.

•	Risks concerning credit and investments, etc.

•	Market risks (interest and exchange rate risks) and liquidity risks

•	Other risks such as natural disasters

(ii) The Company conducts risk management corresponding to the types and scale of such risks

•

In order to evaluate risks, the Company has adopted different methods in terms of the characteristics of the assets and operations associated with each business line. The Company amends the methods for evaluating risks as necessary along with changes in the business model or the business environment.

•

The Company monitors risks separately in terms of the businesses and types of risks. Such monitoring includes analysis of the usage of funds, chronological transition and deviation from an initial plan, and the assessment of profitability in relation to risk capitals.

•

The Company continuously refines and strengthens its risk monitoring processes. The Company is engaged in refining the method of evaluating risks, upgrading and strengthening the risk management system, and taking advantage of the results of such monitoring.

•

The results of monitoring by the Company are reported to senior management through Group Operating Officer Meetings (please refer to Item (4) (iv) below) at the end of every quarter, and material data is provided in considering how to reevaluate management strategies.

(4)	Systems to ensure the efficient execution of duties by executive officers

(i) The Company is in the form of a “Company with Committees” model, and the board of directors, within the boundaries of law and its Articles of Incorporation, delegates management authority to executive officers, for the purpose of pursuing further efficiency and swiftness of business execution.

(ii) Based on separately established regulations, the Company established a mandate and decision making rules, which provide that investments and loan transactions dealing with a specified amount or more, important matters related to management of the Company and matters that have been entrusted to executive officers by the board of directors, shall be proposed to the Investment and Credit Committee’s meeting, which is held three times a month with the attendance of members of senior management such as the CEO, COO, CFO and the executive officer in charge of investment and credit. The rules also provide, depending on materiality, the authority of each other matter in a manner that allows a swift and efficient execution of business.

(iii) For the purpose of monitoring the progress of the business plan, Monthly Strategy Meetings are held by individual departments, where matters such as the achievement of strategic targets and changes in the business environment are discussed and strategic changes are made as necessary in a timely manner.

(iv) The Company holds Group Operating Officer Meetings on a monthly basis in order to promote the efficiency of the entire business of the Group Companies by making the executive officers of the Company and other operating officers of the Group Companies share important information related to the business execution of the ORIX Group.

(5)	Systems to ensure the appropriateness of the business of the ORIX Group comprising ORIX Corporation and its group companies

(i) In order to maintain systems to ensure that, for each group company forming part of the ORIX Group, the execution of duties by the company’s director complies with laws and regulations and Articles of Incorporation, and other systems to ensure the appropriateness of their duties, the Company established rules regarding internal controls based, in principle, on the Articles of Incorporation. Any amendment of such rules is subject to the resolutions of General Meetings of Shareholders.

(ii) Principles, management policies and guidelines of action upheld by the Company are those of the Group Companies, and the rules set forth by the Company shall apply to each Group Company, in principle.

(iii) The person who the Company designates is entitled to make it necessary that the matters concerning the management and operation of each Group Company should be approved, consulted on and reported to him/her, in advance.

(iv) All the departments in Item (1) above also execute their duties in principle subject to the system in Item (1) above with respect to the Group Companies.

(v) The Compliance Helpline also receives reports from employees of the Group Companies. In the unlikely case of improper demands made by the Company to the Group Companies arising, employees of the Group Companies could report such matters.

9. Basic Corporate Governance Policy and its Implementation

(1)	Basic Corporate Governance Policy

The Company considers corporate governance to be important to enable the promotion of business activities in line with its management policy. While examining best practices in Japan and worldwide, the Company aims to construct a corporate governance system with a high degree of transparency.

(2)	Corporate Governance System

(i)	Progress in Strengthening the Corporate Governance System

Since the establishment of an Advisory Board in 1997, which is comprised of experienced individuals from outside the Company, the Company introduced an Operating Officer system in 1998, and implemented management structure reform focused on the retention of outside directors and the establishment of the Nominating Committee and the Compensation Committee in 1999.

To further develop those series of reforms, the Company adopted the “Company with Committees” (Iinkaitousecchigaisha) model in June 2003 by resolution of the 40th Annual General Meeting of Shareholders. When the Corporate Law took effect on May 1, 2006, the Company changed into the “Company with Committees” (Iinkaisecchigaisha) model under that law.

(ii)	Current Corporate Governance System (as of March 31, 2007)

•	Board of Directors

The Board of Directors is composed of 11 members, five of whom are outside directors.

From April 1, 2006 to March 31, 2007, Board of Directors’ meetings were held eight (8) times. The attendance rate of directors at such Board of Directors’ meetings was 99%. The Board of Directors makes decisions on the operation of items that may not, under the provisions of law and the Articles of Incorporation, be delegated to executive officers, as well as material items stipulated in the regulations regarding the Board of Directors. Other than those items, the Board of Directors delegates decisions on the execution of the operation to the representative executive officers. The Board of Directors also receives reports from executive officers and committees regarding the status of execution of their duties.

•	Nominating Committee

The members of the Nominating Committee are the directors Hirotaka Takeuchi (Chairman), Paul Sheard, Takeshi Sasaki, Teruo Ozaki and Yoshihiko Miyauchi. Four of the five members are outside directors.

From April 1, 2006 to March 31, 2007, Nominating Committee meetings were held six (6) times. The attendance rate of the members at such Nominating Committee meetings was 100%.

The Nominating Committee determines the content of proposals regarding the election and dismissal of directors to be submitted to a meeting of shareholders. Directors shall be elected and dismissed by a resolution of a meeting of shareholders. In addition, the Nominating Committee deliberates on the election and dismissal of executive officers, although this is not required under the Corporate Law.

Furthermore, the Nominating Committee determines the conditions for the independent directors (please refer to “Item No.1: Election of 11 Directors” Note 3. of the reference materials for the 44th Annual General Meeting of Shareholders). Presently, all outside directors meet the necessary conditions.

•	Audit Committee

The members of the Audit Committee are the directors Teruo Ozaki (Chairman), Yoshinori Yokoyama and Hirotaka Takeuchi. All of the members are outside directors.

From April 1, 2006 to March 31, 2007, Audit Committee meetings were held eight (8) times. The attendance rate of the members at such Audit Committee meetings was 92%.

The Audit Committee audits the execution of duties by directors and executive officers, and prepares auditing reports. The Audit Committee also determines the content of proposals regarding the election and dismissal of accounting auditors and the refusal to reelect accounting auditors to be submitted to a meeting of shareholders. The Company has established the Audit Committee Secretariat to assist the Audit Committee with the execution of its duties.

The Audit Committee designates a person responsible in each department who evaluates the execution of the operation of executive officers and internal controls of the Company by considering the following five points: First, the Audit Committee receives the report submitted by the executive officers responsible for the corporate audit regarding the results of the audit and improvement of the matters pointed out by them and confirms the problems with respect to the execution of the operation. The Audit Committee indicates as necessary to the Audit Committee Secretariat and Internal Auditing Department to explore the problems. Second, the Audit Committee receives the explanation about risk control, which is the basis of the execution of the operation, from the heads of each business department and presidents of the Group Companies, that focus, in particular, on risk control regulation, and engages in discussions. Third, the Audit Committee confirms the business environment through reports, from the executive officer responsible for the accounting department, with respect to the profit structure of each department and any problem areas related to the business from the perspective of accounting. Fourth, the Audit Committee receives the reports regarding the direction of the Company and the execution of important business matters from the representative executive officer, and engages in discussions. Fifth, the Audit Committee receives the reports from the accounting auditor as to whether there are any material items relating to the audit, and engages in discussions.

•	Compensation Committee

The members of the Compensation Committee are the directors Yoshinori Yokoyama (Chairman), Takeshi Sasaki, and Teruo Ozaki. All of the members are outside directors.

From April 1, 2006 to March 31, 2007, Compensation Committee meetings were held six (6) times. The attendance rate of the members at such Compensation Committee meetings was 95%.

The Compensation Committee prescribes the policy on decisions on the content of the remuneration for individual directors and executive officers, as well as the content of the remuneration for individual directors and executive officers.

•	Disclosure Committee

The Company believes that disclosure control occupies an important position within the overall scheme of corporate governance. It has set up an information disclosure system with the Disclosure Committee playing a central role in facilitating the appropriate and timely disclosure of the information to investors.

The Disclosure Committee, which plays a key role in disclosure control, consists of officers who are in charge of departments, such as corporate communications, accounting, finance, corporate planning, internal control compliance, and risk management. Upon receiving material information from each department, the committee discusses, as needed, necessary action to be taken to ensure appropriate and timely disclosure of such information, including evaluation as to whether or not any timely disclosure is needed.

(iii)	Current Efforts toward Compliance

The Company believes that compliance is fundamental to corporate governance. The Company has established a compliance department and continuously and actively makes efforts to strengthen compliance based on the Corporate Action Principles and Employee Action Principles governed by the Board of Directors.

Consolidated Balance Sheet

(As of March 31, 2007)

(Millions of yen)

March 31, 2007
Assets

Cash and Cash Equivalents	215,163
Restricted Cash	121,569
Time Deposits	913
Investment in Direct Financing Leases	1,258,404
Installment Loans	3,490,326
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(89,508)
Investment in Operating Leases	862,049
Investment in Securities	875,581
Other Operating Assets	152,106
Investment in Affiliates	367,762
Other Receivables	212,324
Inventories	216,150
Prepaid Expenses	54,855
Office Facilities	90,682
Other Assets	378,811

Total Assets	8,207,187

Liabilities and Shareholders’ Equity

Short-Term Debt	1,174,391
Deposits	446,474
Trade Notes, Accounts Payable and Other Liabilities	381,110
Accrued Expenses	122,202
Policy Liabilities	491,946
Income Taxes:
Current	75,678
Deferred	244,734
Security Deposits	174,196
Long-Term Debt	3,863,057

Total Liabilities	6,973,788

Minority Interests	39,165

Common Stock	98,755
Additional Paid-in Capital	119,402
Retained Earnings:
Legal Reserve	2,220
Retained Earnings	921,823
Accumulated Other Comprehensive Income	55,253
Treasury Stock, at Cost	(3,219)

Total Shareholders’ Equity	1,194,234

Total Liabilities and Shareholders’ Equity	8,207,187

Consolidated Statement of Income

(For the Year Ended March 31, 2007)

(Millions of yen)

Year ended March 31, 2007
Total Revenues :	1,142,553

Direct Financing Leases	90,445
Operating Leases	257,080
Interest on Loans and Investment Securities	201,531
Brokerage Commissions and Net Gains on Investment Securities	70,684
Life Insurance Premiums and Related Investment Income	132,835
Real Estate Sales	87,178
Gains on Sales of Real Estate under Operating Leases	22,958
Other Operating Revenues	279,842

Total Expenses :	860,387

Interest Expense	81,541
Costs of Operating Leases	165,105
Life Insurance Costs	115,565
Costs of Real Estate Sales	73,999
Other Operating Expenses	147,693
Selling, General and Administrative Expenses	253,467
Provision for Doubtful Receivables and Probable Loan Loss	13,798
Write-downs of Long-Lived Assets	3,163
Write-downs of Securities	5,592
Foreign Currency Transaction Loss, Net	464

Operating Income	282,166

Equity in Net Income of Affiliates	31,946
Gains on Sales of Subsidiaries and Affiliates and Liquidation Loss	1,962

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	316,074

Provision for Income Taxes	126,358

Income before Minority Interests in Earnings of Subsidiaries	189,716

Minority Interests in Earnings of Subsidiaries, Net	4,781

Income from Continuing Operations	184,935

Discontinued Operations:
Income from Discontinued Operations, Net	17,922
Provision for Income Taxes	(6,924)

Discontinued Operations, Net of Applicable Tax Effect	10,998

Income before Extraordinary Gain	195,933

Extraordinary Gain, Net of Applicable Tax Effect	573

Net Income	196,506

Consolidated Statement of Shareholders’ Equity

(For the Year Ended March 31, 2007)

(Millions of yen)

Year ended March 31, 2007
Common Stock:
Beginning balance	88,458
Exercise of warrants and stock acquisition rights	2,259
Conversion of convertible bond	8,038

Ending balance	98,755

Additional Paid-in Capital:
Beginning balance	106,729
Exercise of warrants, stock acquisition rights and stock options	2,257
Conversion of convertible bond	6,250
Compensation cost of stock-option	3,515
Other, net	651

Ending balance	119,402

Legal Reserve:
Beginning balance	2,220

Ending balance	2,220

Retained Earnings:
Beginning balance	733,386
Cash dividends	(8,092)
Net income	196,506
Other, net	23

Ending balance	921,823

Accumulated Other Comprehensive Income:
Beginning balance	27,603
Net change of unrealized gains on investment in securities	22,138
Net change of minimum pension liability adjustments	(5)
Adjustment to initially apply FASB Statement No. 158	4,241
Net change of foreign currency translation adjustments	3,512
Net change of unrealized gains on derivative instruments	(2,236)

Ending balance	55,253

Treasury Stock:
Beginning balance	(4,750)
Exercise of stock options	1,518
Other, net	13

Ending balance	(3,219)

Total Shareholders’ Equity:
Beginning balance	953,646
Increase, net	240,588

Ending balance	1,194,234

Summary of Comprehensive Income:
Net income	196,506
Other comprehensive income	23,409

Comprehensive income	219,915

Notes to Consolidated Financial Statements

I. Basic Significant Matters Regarding Preparation of Consolidated Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries

187

(2) Name of major consolidated subsidiaries

ORIX Alpha Corporation, Nittetsu Lease Co., Ltd., ORIX Auto Corporation, ORIX Rentec Corporation, ORIX Trust and Banking Corporation, ORIX Asset Management & Loan Services Corporation, ORIX Real Estate Corporation, ORIX Facilities Corporation, ORIX Life Insurance Corporation, ORIX Credit Corporation, ORIX Capital Corporation, ORIX Securities Corporation, ORIX Baseball Club Co., Ltd., ORIX COMMODITIES Corporation, ORIX Investment Corporation, ORIX USA Corporation, ORIX Asia Limited, ORIX Leasing Malaysia Berhad, PT.ORIX Indonesia Finance, ORIX Investment and Management Private Limited, ORIX Taiwan Corporation, ORIX Australia Corporation Limited, ORIX Aviation Systems Limited

(3) Name of non-consolidated entities, despite holding majority voting interests

Footwork Express Co., Ltd. (and 2 others)

(Reason for non-consolidation)

As of March 31, 2007, the above mentioned entities where ORIX Corporation (“the Company”) holds majority voting interests but the minority shareholders have substantive participation rights to decisions that occur as part of the ordinary course of their business, are excluded from scope of consolidation and accounted for by using the equity method pursuant to Emerging Issue Task Force (“EITF”) 96-16 (Investor’s accounting for an investee when the investor has a majority of the voting interest but the minority shareholder or shareholders have certain approval or veto rights).

2. Application of the Equity Method

(1) Number of affiliates which are accounted for by the equity method

82

(2) Name of major affiliates

The Fuji Fire and Marine Insurance Company, Limited, DAIKYO INCORPORATED, Korea Life Insurance Co., Ltd.

3. Significant Accounting Policies

(1) Basis of presenting consolidated financial statements

In preparing the accompanying consolidated financial statements, pursuant to the provision of paragraph 1 of Article 148 of the Corporate Accounting Regulation of Japan, the Company and its subsidiaries have complied with requirements of accounting principles, procedures and disclosure related to issuing American Depositary Receipts, and generally accepted accounting principles in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits. However certain information and disclosures required under U.S. GAAP are omitted pursuant to the same provision. All amounts shown herein are rounded to millions of Japanese yen, except for Per Share amounts.

(2) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%–50% ownership or other means, are accounted for by using the equity method. However, certain entities are accounted for by using the equity method as described in 1. (3) above. In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (“FIN 46(R)”) (“Consolidation of Variable Interest Entities”). A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(3) Inventories

Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market.

(4) Derivative financial instruments

The Company and its subsidiaries apply FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities” partially amended by FASB Statement No. 138 and Statement No. 149) and all derivatives held by the Company and its subsidiaries are recognized on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or accumulated other comprehensive income (loss) depending on whether they qualify for hedge accounting and types of hedging activities.

(5) Investment in securities

The Company and its subsidiaries apply FASB Statement No.115 (“Accounting for Certain Investments in Debt and Equity Securities”).

Trading securities: reported at fair value with unrealized gains and losses included in income.

Held-to-maturity securities: recorded at amortized cost.

Available-for-sale securities: reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

(6) Depreciation method of tangible assets

Investment in Operating Leases: mainly on a straight-line basis

Other Operating Assets: mainly on a straight-line basis

Office Facilities: on a declining-balance basis or a straight-line basis

(7) Accounting for allowance and accruals

      Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses inherent in lease and loan portfolios. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligor, current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and future cash flows expected to be received. Generally, large-balance non-homogeneous loans are individually assessed to determine whether the loan is impaired. If a loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows or the fair value of the collateral securing the loan if the loan is collateral dependent. Smaller-balance homogeneous loans and lease receivables are collectively evaluated considering current economic conditions and trends, prior charge-off experience for each category of collateralized receivables and uncollateralized receivables, delinquencies and non-accruals.

      Accrued pension and severance liabilities

The Company and its subsidiaries apply FASB Statement No. 87 (“Employers’ Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others. Unrecognized gain (loss) is amortized, using Corridor approach.

The Company and its subsidiaries also adopted FASB Statement No. 158 (“Employers’ Accounting for Defined Benefits Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”) on March 31, 2007. For details, see Note II. 2. (2) below.

The Company and its subsidiaries recognize a prepaid expense for the excess of the overfunded defined benefit plans and an accrued expense for the shortfall of the underfunded defined benefit plans, on the consolidated balance sheet.

(8) Recognition of revenues

      Direct Financing Leases

The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Certain direct lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and initial direct cost is computed using the interest method.

      Operating Leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Gains or losses arising from dispositions of real estate under operating leases are disclosed as “Gains on sales of real estate under operating leases” or “Discontinued operations-Income from discontinued operations, net”, depending on whether the Company or its subsidiaries have continuing involvement with such real estate. If the Company or its subsidiaries have continuing involvement with such disposed real estate in the form of property management or other participation in performance of the lease asset, the gains or losses are disclosed as “Gains on sales of real estate under operating leases.” Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

(9) Impairment of Long-Lived Assets

The Company and its subsidiaries apply FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). Under FASB Statement No. 144, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying value of assets not recoverable is reduced to estimated fair value if lower than the carrying value.

(10) Discontinued operations

The operating results of the subsidiaries, the business units, and certain properties that are components of an entity with their own identifiable operations and cash flow and that are sold or to be disposed of by sale without significant continuing involvement, are included in discontinued operations and disclosed separately pursuant to the requirements on FASB Statement No.144.

(11) Consumption tax and local consumption tax, etc., are excluded from all items in the statement of income.

(12) Goodwill and other intangible assets

The Company and its subsidiaries apply FASB Statement No. 142 (“Goodwill and Other Intangible Assets”). Both goodwill and intangible assets that have indefinite useful lives are no longer amortized but tested at least annually for impairment. Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with FASB Statement No. 144.

II. Changes in Significant Accounting Policies

1. Changes in Scope of Consolidation and Application of the Equity Method

(1) Changes in scope of consolidation

Included 10 subsidiaries due mainly to acquisitions and excluded 8 subsidiaries due mainly to sell-off of shares during fiscal 2007.

(2) Changes in scope of application of the equity method

Included 4 affiliates due mainly to newly established companies and excluded 6 affiliates due mainly to sell-off of shares during fiscal 2007.

2. Changes in Accounting Principles and Procedures

(1) Stock-based compensation

The Company and its subsidiaries adopted FASB No. 123 (revised 2004) (“Share-Based Payment”), using the modified prospective method during fiscal 2007. Stock-based compensation costs are measured based on the grant-date fair value and are recognized over the requisite employee service period. As a result, ¥3,515 million of the compensation costs was recognized as SG&A expenses during fiscal 2007.

(2) Pension plans

The Company and its subsidiaries adopted FASB Statement No. 158 on March 31, 2007, and recognized the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet. Changes in the funded status will be recognized in the year in which the changes occur through other comprehensive income (loss). Previously unrecognized gain (loss), prior service cost, and transition obligation of ¥ 4,241 million were recongnized as adjustment to accumulated other comprehensive income, net of applicable income taxes, at the adoption of FASB Statement No. 158. This adjustment to initially apply FASB Statement No. 158 was not included in comprehensive income in fiscal 2007 on the consolidated statement of shareholders’ equity. In addition, the adoption of this Statement had no effect on the Company and its subsidiaries’ results of operations.

III. Notes to Consolidated Balance Sheet

1. Assets pledged as collateral and liabilities with collateral

The short-term and long-term debt payables to financial institutions, including liabilities related to the securitization of installment loans, etc. are secured by the following assets as of March 31, 2007.

Restricted Cash	¥755 million
Minimum lease payments	¥114,698 million
Installment Loans	¥299,835 million
Investment in Operating Leases	¥55,349 million
Investment in Securities	¥77,408 million
Investment in Affiliates	¥30,094 million
Other Operating Assets and Office Facilities	¥29,118 million
Other Assets	¥6,404 million

Liabilities with collateral are as follow.

Short-Term Debt	¥152,644 million
Long-Term Debt	¥330,325 million

In addition to the above, as of March 31, 2007, deposits and other assets of ¥7,027 million were pledged for primarily collateral deposits.

2. Accumulated depreciation of tangible assets

Investment in Operating Leases	¥337,946 million
Other Operating Assets	¥16,035 million
Office Facilities	¥34,724 million

3. Guarantees

The Company and its subsidiaries apply FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheet for the fair value of the guarantees.

The following table represents the summary of potential future payments of the guarantee contracts outstanding and guarantees recorded as guarantee liabilities:

	(Millions of yen)
	Potential future payment	Book value of guarantee liabilities
Housing loans	28,949	4,448
Consumer loans	21,483	2,167
Corporate loans	276,494	15,107
Other	452	10

IV. Notes to Consolidated Statement of Shareholders’ Equity

Number of Outstanding Shares (round to the thousand)

Common Stock	91,234 thousands of shares
(excluding treasury shares of 284 thousands of shares)

V. Per Share Data

1. Shareholders’ Equity Per Share	13,089.83 yen
2. Earnings Per Share
Basic	2,177.10 yen
Diluted	2,100.93 yen

VI. Significant Subsequent Events

None.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditors’ Report

May 14, 2007

The Board of Directors
ORIX Corporation

KPMG AZSA & Co.

Hideki Amano (Seal)
Designated and Engagement Partner
Certified Public Accountant

Noriaki Habuto (Seal)
Designated and Engagement Partner
Certified Public Accountant

Satoshi Hataoka (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders’ equity and the related notes of ORIX Corporation as of March 31, 2007 and for the year from April 1, 2006 to March 31, 2007 in accordance with Article 444(4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the financial position and the results of operations of ORIX Corporation and its consolidated subsidiaries for the year, for which the consolidated statutory report was prepared, in conformity with the Article 148 (1) of the Corporate Accounting Regulation of Japan and the recognition and measurement criteria of accounting principles generally accepted in the United States of America (see Note I.3.(1), “Basis of presenting consolidated financial statements”).

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Audit Report on the Consolidated Financial Statements of the Audit Committee

AUDIT REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of ORIX Corporation (the Company), have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders’ equity and the notes to the consolidated financial statements for the 44th Fiscal Year from April 1, 2006 to March 31, 2007, and hereby report the audit approach, procedures and results of the audit as follows:

1.	AUDIT APPROACH AND PROCEDURES

We, the Audit Committee, received reports from the executive officers, etc. regarding the consolidated financial statements of the Company and its subsidiaries, and sought explanations as necessary in accordance with self-imposed auditing policies, assignment of duties and other relevant matters.

Furthermore, we monitored and verified whether the accounting auditors maintained their independence and implemented appropriate audits, and we received reports from the accounting auditor regarding the performance of their duties, and sought explanations as necessary. In addition, we received a notice from the independent auditors entitled “System for ensuring that duties are performed appropriately” (matters set forth in each item of Article 159 of the Corporate Accounting Regulation of Japan) which is organized in accordance with the “Quality Control Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary.

Based on the above methods, we have examined the consolidated financial statements for the Fiscal Year 2007.

2.	RESULTS OF AUDIT

We confirm that the methods and results of the audit by the accounting auditor, KPMG AZSA & Co., are appropriate.

May 15, 2007

Audit Committee of ORIX Corporation

Teruo Ozaki

Yoshinori Yokoyama

Hirotaka Takeuchi

Note:	Each of Teruo Ozaki, Yoshinori Yokoyama and Hirotaka Takeuchi, committee members of the Audit Committee, is an outside director as stipulated in Article 2, Item 15 and Article 400, Paragraph 3 of the Corporate Law.

[Non-consolidated financial statements omitted from this English translation.]

Proposal No. 3: Election of Eight Directors

The terms of office of all eight Directors will expire at the conclusion of this meeting. Accordingly, the election of the following eight Directors is proposed.

The candidates for Directors are as follows:

Candidate Number	Name (Date of Birth)	Career summary, position and responsibility at the Company, and representation of other companies, etc.		Number of IRI shares held
1	Hiroshi Fujiwara (September 26, 1954)	April 1977	Joined IBM Japan, Ltd.	95,496 shares
		December 1977	Joined Hitachi Engineering and Services Co., Ltd.
		February 1985	Joined ASCII Corp.
		February 1987	Assigned to Graphics Communication Technologies Co., Ltd.
Director and General Manager of Research & Development Division
		September 1988	Visiting Researcher of Bellcore U.S.
		April 1991	Assigned to GC Technology Co., Ltd.
		March 1993	Assigned to Graphics Communication Laboratories Co., Ltd.
Managing Director and General Manager of Research & Development Division
		June 1993	Director, ASCII Corp.
		April 1996	Visiting Professor, Faculty of Science and Technology, Keio University
		December 1996	Established IRI, President and CEO (to present)
		March 2002	Chairman of the Board of Directors, Global Center Japan Co., Ltd. (current BroadBand Tower, Inc.)
		October 2002	Chairman of the Board of Directors, IRI Commerce and Technology, Inc. (to present)
		May 2004	Chairman of the Board of Directors, IRI Communications, Inc. (current BroadBand Security, Inc.)
		September 2004	Director, BroadBand Tower, Inc. (to present)
		September 2004	Chairman of the Board of Directors, IRI Ubiteq, Inc. (to present)
		March 2005	Director, Produce on Demand, Inc. (to present)
		February 2006	Director, Global Knowledge Network Japan, Ltd. (to present)
		June 2006	CEO and for Dependable Network Research, IRI (to present)

(Representation of other companies) Representative Director, Nano-Optonics Research Institute Representative Director, Mobile Breakthrough, Inc.

Candidate Number	Name (Date of Birth)	Career summary, position and responsibility at the Company, and representation of other companies, etc.		Number of IRI shares held
2	Atsuo Yoshida (June 17, 1956)	April 1981	Joined Nomura Securities Co., Ltd. Assigned to International Finance Division, New York Office	656 shares
		October 1995	Joined Merrill Lynch & Co., Ltd. (current Merrill Lynch Japan Securities Co., Ltd.); assigned to Tokyo Branch Director, Investment Banking Group
		September 1999	Established Capital.Com Co., Ltd. (current e Research Co., Ltd.), Appointed Director
		February 2002	Managing Director
		April 2002	Joined IRI, Appointed Chief Financial Strategy Officer
		September 2002	Director & CFO
		May 2003	Corporate Auditor, BroadBand Tower, Inc.
		June 2003	Director, CFO and for Accounting, Administration and Personal Department of IRI (to present)
		June 2004	Corporate Auditor, BroadBand Exchange, Inc. (current BroadBand Security, Inc.)
		February 2006	Corporate Auditor, Global Knowledge Network Japan, Ltd. (to present)
		July 2006	Corporate Auditor, Saver Holdings Co., Ltd. (current Saver Corporation )(to present)
		September 2006	Corporate Auditor, Fiber Tech Co., Ltd.

(Representation of other companies) Representative Director, IRI Finance and Technology, Inc. Representative Director, IRI Finance and Technology Asia Ltd.

3	Mieko Nakagawa (January 5, 1963)	April 1989	Joined Hirooka Advertising Agency Co., Ltd.	563 shares
		January, 1992	Joined ASCII Corp.
		April 1993	Assigned to Graphics Communication Laboratories Co., Ltd.
		August 1998	Joined IRI, Manager, Legal Affairs and Stock Department
		September 2002	Director, for Corporate Governance of IRI
		September 2003	Corporate Auditor, BroadBand Tower, Inc. (to present)
		April 2005	Director, for Corporate Governance and CPO of IRI (to present)

Candidate Number	Name (Date of Birth)	Career summary, position and responsibility at the Company, and representation of other companies, etc.		Number of IRI shares held
4	Dai Nishino (June 1, 1967)	April 1995	Joined Rapid Systems Co., Ltd.	1,200 shares
		December 1996	Joined IRI
		April 1999	Assistant Professor, Aizu University Advanced Technology Research Center
		April 2000	IRI Chief Technology Officer
		November 2000	Director of BroadBand Exchange, Inc. (current BroadBand Security, Inc.)
		March 2001	Director of Japan Internet Exchange Co., Ltd.
		August 2001	Chief Technology Officer of BroadBand Exchange, Inc. (current BroadBand Security, Inc.)
		December 2002	Senior Researcher at the IRI Ubiquitous Labs
		May 2003	Director and Chief Technology Officer of Japan Internet Exchange Co., Ltd. (to present)
		September 2003	Director, for IX technology strategy of IRI
		April 2005	Director, for IX technology strategy, CIO of IRI
		June 2006	Director, for IX technology strategy and Information Systems, and CIO of IRI (to present)

5	Kei Furuta (November 17, 1963)	April 1986	Joined Marubeni Corporation	—
		April 1990	Assigned to Marubeni America Corporation (New York head office)
		April 1996	Head of Global Network Business Department Team 1, Information and Communication Division, Marubeni Corporation
		August 2001	Joined AboveNet Japan, Inc., Representative Director
		July 2003	Joined Sprint International Japan Corp., Representative Director
		January 2005	Representative Director, Furuta Company, Incorporated (to present)
		July 2006	Joined IRI, General Manager of Network Social Infrastructure
		September 2006	Director, for Network Social Infrastructure Department of IRI (to present)
		April 2007	President and Representative Director, Saver Corporation (to present)

Candidate Number	Name (Date of Birth)	Career summary, position and responsibility at the Company, and representation of other companies, etc.		Number of IRI shares held
6	Hiroshi Miyakawa (November 29, 1965)	April 1988 April 1995	Joined ASCII Corp. General Manager, Publishing & Marketing Division, Publishing & Marketing Management Division, ASCII Corp.	130 shares

		December 1999	Joined IRI, Marketing Manager, Network Division
		April 2000	Assigned to IRI Commerce and Technology, Inc., Director
		October 2002	Representative Director, IRI Commerce and Technology, Inc. (to present)
		September 2005	Director, IRI (to present)
		September 2005	Director, IID, Inc. (to present)

(Representation of other companies) President and Representative Director, cbook24.com, Inc.

7	Osamu	March 1985	Joined Ricoh Software Research Center	328 shares
	Nakamura	August 1990	Assistant, Computer Centre, University of Tokyo
	(December 1,	September 1993	Assistant, Faculty of Environment and Information Studies, Keio University
	1959)	April 1997	Full-time Lecturer, Faculty of Environment and Information Studies, Keio University
		March 1999	Director, IRI (to present)
		April 2000	Assistant Professor, Faculty of Environment and Information Studies, Keio University
		April 2006	Professor, Faculty of Environment and Information Studies, Keio University (to present)

8	Takane Nakamura	June 1985	Joined NEC Transmission Engineering Co., Ltd. (current NEC Networks & System Integration Corporation (NEC Netts SI))	—
	(February 23,	November 2001	Assigned to BroadBand Exchange, Inc. (current BroadBand Security, Inc.)
	1961)	March 2002	General Manager, Marketing Division of BroadBand Security, Inc.
		June 2003	Director, BroadBand Security, Inc.
		September 2004	Vice President and Director, BroadBand Tower, Inc.
		September 2005	Vice President and Representative Director, BroadBand Tower, Inc.
		March 2006	Director, InfoRiskManage Inc.
		September 2006	President and Representative Director, BroadBand Tower, Inc. (to present)

Notes:	1.

Candidate, Atsuo Yoshida, concurrently holds a position as Representative Director of IRI Finance and Technology, Inc., a company with which IRI has a business relationship involving the consignment of business.

2.

Candidate, Hiroshi Miyakawa, concurrently holds a position as Representative Director of IRI Commerce and Technology, Inc., a company with which IRI has a business relationship involving the consignment of business.

	3.	Candidate, Osamu Nakamura, is a candidate for an Outside Director and has held office for eight years since his appointment as a Director of IRI on March 11, 1999.

	4.	Reason for naming Osamu Nakamura as candidate for Outside Director:

		(1)	Osamu Nakamura participated in the launching of WIDE (Widely Integrated Distributed Environment) Project, the first internet academic and research organization in Japan. He is a leading expert in internet exchange, a traffic exchange point for commercial providers used jointly by industry and university. The Company proposes the re-election of Osamu Nakamura as an Outside Director of IRI, a position in which he can continue to offer IRI advice on the Company’s future research activities. Osamu Nakamura is currently an Outside Director of IRI. IRI has concluded a liability limitation agreement with Osamu Nakamura to limit the liability he bears in his capacity as Outside Director to either 1 million yen or the minimum amount of liability limitation provided in Article 425, Paragraph 1 of the Company Law, whichever is the higher.

If the reappointment of Osamu Nakamura is approved, the Company plans to extend the liability limitation agreement with him under the same conditions.

		(2)	Although Osamu Nakamura has never been directly involved in business management, he has sufficient knowledge from his experience as an academic expert and as a director of another corporation (other corporations). The Company has therefore determined that he is capable of properly performing the duties of an Outside Director.

EXHIBIT B

June 21, 2007

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer or

Yui Takamatsu

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

ORIX Announces the Conclusion of a Stock Swap Contract with Internet Research Institute, Inc.

TOKYO, Japan – June 21, 2007 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, and Internet Research Institute, Inc. (herein referred to as “IRI”), in accordance with the announcement titled “ORIX Announces Basic Agreement for Business Merger with Internet Research Institute, Inc.” released June 4, 2007, announced today the mutual approval by both parties of a stock swap that will make IRI a wholly-owned subsidiary of ORIX on November 1, 2007, as well as the conclusion of a stock swap contract.

1.	Purpose of merger

Since its establishment in 1964, ORIX has been providing innovative financial products and services to both corporate and individual customers, as well as pursuing new businesses and continuing its search for opportunities within the Japanese financial market. ORIX’s overseas business began with its expansion in Hong Kong in 1971, and developed leasing throughout Southeast Asia, and ORIX currently operates overseas in 25 countries and regions including the United States, Europe and the Middle East, focusing on a diverse array of operations in each country.

IRI, providing basic technologies for the Internet as its core operations, is a research and development-based IT venture company. Since its establishment in 1996, IRI has been leading the way in technological innovations in the fields of broadband/mobile, data centers, ubiquitous networks and processing and distributing digital contents. Recently, IRI has been developing business activities focused on the integration of communication and broadcasting fields, as well as a highly-dependable, fault-tolerant computer network based on next-generation Internet technologies.

The advancement of globalization and IT within the financial market has changed the dimensions of financial services on a global scale and at a rapid pace. Needless to say, as an increasingly borderless business environment approaches us, we must not perceive this as a threat, but aggressively pursue this as an opportunity.

Although ORIX and IRI operate in the different fields of finance and IT, both companies share a common history and DNA of creating new businesses and contributing to society in their respective business fields. We believe that through this merger, each company will supplement assets, resources and know-how that they could not gain individually, creating new added value and expanding customer services, and leading to a significant advancement of operations. We therefore believe that stakeholders of both ORIX and IRI, including existing shareholders, customers, executives and employees, will accept this merger.

ORIX and IRI have agreed to implement a stock swap as the merger method, making ORIX the parent company and IRI its wholly-owned subsidiary.

Although IRI’s common shares are listed on Mothers, they are scheduled to be delisted on June 24, 2007 due to a ruling by the Tokyo Stock Exchange on May 23, 2007.

-more-

2.	Outline of stock swap

1. Schedule for stock swap:

-Approval of stock swap agreement:	June 21, 2007
-Conclusion of stock swap agreement:	June 21, 2007
-Record date of IRI’s General shareholders meeting for approval of stock swap:	June 30, 2007
-IRI’s General shareholders meeting for approval of stock swap:	September 26, 2007 (scheduled)
-Date of stock swap (effective date):	November 1, 2007 (scheduled)
-Stock distribution date:	End of December, 2007 (scheduled)

ORIX is scheduled to implement a simple stock swap, adhering to the regulation prescribed in the third paragraph of Article 796 of the Company Law, (simple stock swap) which does not require approval at the general shareholders meeting.

2.	Stock swap ratio

	ORIX Corporation (parent company)	Internet Research Institute, Inc. (wholly-owned subsidiary)
Stock swap ratio	0.667 shares of ORIX for each share of IRI

Note 1:	Stock swap ratio: 0.667 shares of ORIX for each IRI share will be allocated and issued (herein referred to as “the stock swap ratio”). If there is a fraction of a share within the number of shares to be allocated, ORIX’s shares equal to the total of the fraction (if the total includes fractions of a share, the fractions will be omitted) will be issued to the corresponding shareholder, according to the regulation prescribed in Article 234 of the Company Law.

Note 2:	Shares to be issued by ORIX through stock swap: 324,894 common shares (scheduled)

The number of shares above are calculated based on the 487,098.49 total IRI issued shares on March 31, 2007. Share numbers distributed by ORIX according to the stock swap will fluctuate due to warrant bonds and convertible bonds issued by IRI that are exercised after April 1, 2007.

Note 3:	If changes that materially impact the status of assets or earnings of concerned parties occur, ORIX and IRI may make changes to the above ratio upon discussions.

2

3.	Basis for calculation of stock swap ratio

1.	Basis and background for calculation

ORIX has requested GCA Co., Ltd. (herein referred to as “GCA”) as a third party financial advisor to calculate the stock swap ratio.

GCA has used the market share price method for calculations regarding ORIX, and has made calculations according to the volume weighted average price for the closing price on June 1, 2007 (the last trading day prior to the two companies reaching a basic agreement regarding the business merger, herein referred to as “record date of stock price”), May 11, 2007 (the day after the annual results announcement) to June 1, 2007 (record date of stock price), the month immediately preceding record date of stock price (May 2, 2007 to June 1, 2007), as well as the three months immediately preceding record date of stock price (March 2, 2007 to June 1, 2007).

GCA has used both the similar company comparison method and adjusted net worth method for calculations regarding IRI. For the similar company comparison method, GCA has taken IRI’s characteristics as a holdings company into consideration in making an evaluation, by taking the share price ratio of listed, similar companies with regard to the going concern value of IRI’s subsidiaries, and the share price of IRI’s listed subsidiaries and related companies. Although IRI’s common shares are listed on Mothers, the market share price method for IRI is used only as a reference, as they are currently placed on the liquidation post and are scheduled to be delisted on June 24, 2007 (the market share price method for IRI, as a reference, was calculated by the closing price on June 1, 2007 (record date of stock price), and the volume weighted average price from May 24, 2007 (the day after the announcement of the delisting post) to June 1, 2007) (record date of stock price).

The calculation of the number of allocated shares of ORIX for each IRI share is shown below.

Evaluation range of stock swap ratio
Similar company comparison method	0.657 – 0.686
Adjusted net worth method	0.535 – 0.721
Market share price method (reference)	0.192 – 0.216

ORIX has taken GCA’s calculation results into account, and through various discussions and negotiations, ORIX and IRI have decided to conclude a stock swap contract that includes the aforementioned stock swap ratio. ORIX understands it is GCA’s opinion that the aforementioned stock swap ratio is reasonable for ORIX’s shareholders from a financial viewpoint.

When considering ORIX’s offer at the time the basic agreement was reached, which greatly exceeded the market value at that point in time, and taking into consideration the fact that IRI is placed on the liquidation post, where swift action was necessary, IRI decided to conclude a basic agreement with ORIX. Following that, after further consideration with regards to the conclusion of the agreement and negotiations over other terms, ORIX and IRI decided to conclude a stock swap contract that includes the aforementioned stock swap ratio.

2.	Relationship with evaluator

GCA is not a related party to ORIX or IRI.

3.	Treatment of warrants and stock acquisition rights for wholly-subsidized company utilizing stock swap

Upon the aforementioned share swap, ORIX convertible bonds will not be distributed as a replacement to holders of convertible bonds issued by IRI. All convertible bonds and warrant bonds which have not been exercised by a fixed date before the effective date of the stock swap will be waived, freely acquired or forfeited through other means.

3

4.	Outline of ORIX Corporation and Internet Research Institute Inc.

(1)		Company name	ORIX Corporation (parent company)	Internet Research Institute Inc. (wholly-owned subsidiary)

(2)		Main business	Diversified financial services	Developer of Internet Protocol telecommunications technology

(3)		Establishment	April 17, 1964	December 9, 1996

(4)		Location	Minato-ku, Tokyo	Shinjuku-ku, Tokyo

(5)		Representative	Director, Representative Executive Officer, President and Chief Operating Officer Yasuhiko Fujiki	Representative Director and Chief Executive Officer Hiroshi Fujiwara

(6)		Share Capital	98,755 million yen	9,444 million yen

(7)		Issued Stock (Including own stock)	91,518,194	475,511.49

(8)		Shareholder’s Equity	1,194,234 million yen	22,718 million yen

(9)		Total Assets	8,207,187 million yen	27,512 million yen

(10)		End of Accounting Period	March 31	June 30

(11)		Employees	16,662	426

(12)		Main clients	500,000 small- and medium-sized enterprises.	Yahoo Japan Corp., USEN Corp.

(13)		Main shareholders and share holdings	Japan Trustee Services Bank, Ltd. (Trust Account), 8.5%	Hiroshi Fujiwara, 18.0%

			State Street Bank and Trust Company, 8.0%	Yahoo Japan Corp., 7.7%

			The Master Trust Bank of Japan, Ltd. (Trust Account), 6.0%	Canon Inc., 4.4%

			State Street Bank and Trust Company 505103, 3.2%	Bank of New York, GCM Client Accounts EISG Standing Representative Ltd. Mitsubishi UFJ Financial Group, Inc., 1.9%

			The Chase Manhattan Bank NA London, 2.9%	Hiroki Owada, 1.8% (The ownership ratio of the above top 5 shareholders’ also represents voting right ratio based on the shareholders register as of Dec. 31, 2006)

(14)		Main Corresponding Bank	Mitsubishi UFJ Financial Group	Mizuho Corporate Bank, Ltd.

(15)	Current relationship between companies	Capital relationship	Not applicable
		Personnel relationship	Not applicable
		Business relationship	Not applicable

(Note) ORIX Corporation and Internet Research Institute Inc. are not considered related parties.

(Note) Figures for ORIX Corporation and Internet Research Institute Inc. are as of March 31, 2007 and June 30, 2006, respectively.

4

(16)	Financial results for the past three years (Group consolidated)

	ORIX Corporation (US GAAP) (parent company)			Internet Research Institute Inc., Ltd (wholly-owned subsidiary)
Financial Year	March 31, 2005	March 31, 2006	March 31, 2007	June 30, 2004		June 30, 2005	June 30, 2006
Total Revenues/Sales (Millions of yen)	912,027	929,882	1,142,553	18,525		18,882	68,366
Operating Income (Millions of yen)	130,145	214,957	282,166	-398		454	3,487
Income before Income Taxes (Millions of yen)	153,535	249,769	316,074
Current Profit (Millions of yen)				-600		524	3,354
Net Income (Millions of yen)	91,496	166,388	196,506	1,812		581	3,092
Basic Earnings Per Share (Yen)	1,087.82	1,883.89	2,177.10	20,548.76		2,967.09	6,893.95
Diluted Earnings Per Share (Yen)	1,002.18	1,790.30	2,100.93	19,849.89		2,875.93	6,644.92
Dividends Per Share (Yen)	40	90	130	—		500	500
Shareholders’ Equity Per Share (Yen)	8,322.96	10,608.97	13,089.83	53,059.84 (Note	)	59,322.13	53,424.00 (Note	)

(Note)	As of June 30, 2005, Internet Research Institute Inc. implemented a two-for-one stock split. The stock value shown has been revised retroactively taking into consideration the stock split. Furthermore, IRI’s fiscal 2006 results include the results of IXI, which may be revised depending on any revisions in IXI’s results in the future.

5.	Status of the wholly-owned subsidiary following share swap

1.	There will be no changes to the company name, business, location, representative members and assets.

2.	Status of net and gross assets are as yet unfinalized.

3.	ORIX prepares financial statements in accordance to US GAAP, values such as goodwill are as yet undecided.

4.	Effects on financial results: Only expected to have a small impact on earnings.

6.	Other

Excepting cases where prior documents indicate ORIX’s consent, IRI is obligated not to take actions that might materially change or influence asset or legal relationships. If licensing and notification requirements (including those based on foreign law), as well as other factors make it difficult to execute a stock swap, the companies may look for other methods to implement this merger, upon mutual discussion. It has been agreed that damages for breach of contract will be paid to ORIX in a case where IRI can be held responsible for the failure of the integration.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

-end-

5